Filed Pursuant to Rule 424(b)(3)

Registration No. 333-131696

PROSPECTUS

OMNI ENERGY SERVICES CORP.

3,000,000 Shares of Common Stock

This prospectus relates to the sale of up to 3.0 million shares of our common stock by Fusion Capital Fund II, LLC (“Fusion Capital”). Fusion Capital is sometimes referred to in this prospectus as the selling shareholder.

The selling shareholder may from time to time offer all or a portion of these shares of common stock through public or private transaction on the Nasdaq National Market or such other securities exchange on which our common stock is traded at the time of the sale. The selling shareholder may sell these shares of common stock at prevailing market prices or at privately negotiated prices either directly or through agents, broker dealers or otherwise.

The selling shareholder is an “underwriter” as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”), and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

The selling shareholder will receive all of the net proceeds from the sale of the shares of common stock offered by this prospectus. We are paying all of the expenses of registration incurred in connection with this offering, but the selling shareholder will pay all selling and other expenses. You may find more information concerning how the selling shareholder may sell these securities under the caption “Plan of Distribution.”

Our common stock is quoted on the Nasdaq National Market under the symbol “OMNI.” On June 15, 2006, the last reported sale price for our common stock as reported on the Nasdaq National Market was $8.91 per share. We have applied to have the shares of common stock offered pursuant to this prospectus approved for trading on the Nasdaq National Market.

Investing in our common stock involves certain risks. See “ Risk Factors” beginning on page 4 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 19, 2006.

i

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including “Risk factors” beginning on page 4 and our consolidated financial statements and the related notes thereto beginning on page F-1, before making an investment decision. Except as otherwise noted, we present all financial and operational data on a fiscal year and fiscal quarter basis. Our fiscal year ends on December 31 of each year. Our fiscal quarters end March 31, June 30, September 30 and December 31 of each year.

OMNI Energy Services Corp.

OMNI Energy Services Corp. is an oilfield service company specializing in providing an integrated range of (i) onshore seismic drilling, operational support, permitting, and survey services to geophysical companies operating in logistically difficult and environmentally sensitive terrain; and (ii) dock-side and offshore, hazardous and non-hazardous oilfield waste management and environmental cleaning services, including tank and vessel cleaning and safe vessel entry for oil and gas companies operating primarily in the Gulf of Mexico. We also have a large fleet of oilfield equipment available for leasing on a daily basis. At December 31, 2005 we operated in two business divisions—Seismic Drilling and Environmental Services. As more fully described herein, we sold our Aviation Transportation Services segment effective June 30, 2005. This division provided helicopter transportation services to oil and gas companies operating in the shallow waters of the Gulf of Mexico as well as helicopter support services to our Seismic Drilling Division. We currently operate in four business segments: Seismic Drilling (which includes seismic drilling, permitting and survey services), Environmental Services, Equipment Leasing and Other Services (which includes metal stress relieving and wellhead installations).

We were founded in 1987, as OMNI Drilling Corporation, to provide drilling services to the geophysical industry. In July 1996, OMNI Geophysical, L.L.C. acquired substantially all of the assets of OMNI Geophysical Corporation, the successor to the business of OMNI Drilling Corporation. OMNI Energy Services Corp. was formed as a Louisiana corporation on September 11, 1997 to acquire all of the outstanding common units of OMNI Geophysical, L.L.C.

Seismic Drilling. The principal market of our Seismic Drilling division is the marsh, swamp, shallow water and contiguous dry land areas along the Gulf of Mexico (the “Transition Zone”), primarily in Louisiana and Texas, where we are the leading provider of seismic drilling support services. In 1997, we commenced operations in the mountainous regions of the western United States, and in 2003 we initiated seismic drilling activities in various Transition Zone regions of Mexico.

We own and operate a fleet of specialized seismic drilling and transportation equipment for use in the Transition Zone. We believe we are the only company that currently can provide both an integrated range of seismic drilling, permitting and survey services in all of the varied terrain of the Transition Zone and simultaneously support operations for multiple, large-scale seismic projects. In 2002, we acquired all of the assets of AirJac Drilling, a division of Veritas Land DGC. With this acquisition, we became the largest domestic provider of seismic drilling support services to geophysical companies.

Environmental Services. We provide dock-side and offshore, hazardous and non-hazardous oilfield waste management and environmental cleaning services, including drilling rig, tank and vessel cleaning, safe vessel entry, naturally occurring radioactive material decontamination, platform abandonment services, pipeline flushing, gas dehydration, and hydro blasting. Demand for our dock-side vessel and tank cleaning and non-hazardous waste treatment businesses are primarily driven by drilling and well-site abandonment activity in the shallow waters of the Gulf of Mexico, as reflected by the drilling rig count. Much of the cleaning and waste treatment is from residual waste created in the drilling process.

Equipment Leasing. We completed the acquisition of Preheat, Inc. effective February 10, 2006. Preheat is a premier provider of rental equipment and specialized environmental services principally to drilling contractors operating in the Gulf of Mexico. Preheat has a vast fleet of rental equipment including pressure washers, reverse osmosis machines and steam cleaners. In addition to the oilfield rental equipment, Preheat offers wellhead installation, stress relieving services and environmental pit cleaning services to drilling contractors. Preheat operates from locations in Belle Chasse and Broussard, Louisiana and Freer, Texas.

Our principal executive offices are located at 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520, and our telephone number at that address is (337) 896-6664. The address of our website is www.omnienergy.com. The information on our website is not part of this prospectus. Our common stock is quoted on the Nasdaq National Market under the symbol “OMNI.” Unless otherwise indicated, references in this prospectus to “OMNI”, “Company”, “we”, “us”, or “our” refer to OMNI Energy Services Corp.

Recent Events

On May 1, 2006, Michael G. DeHart, one of our current directors, communicated to us that he will not be standing for re-election to our Board of Directors at our 2006 Annual Meeting of Shareholders.

On May 3, 2006, the Supreme Court of the State of Louisiana unanimously denied the writ application filed by Advantage Capital, et. al. which sought to reverse an earlier judgment by the Fourth Circuit Court of Appeal that confirmed our right to redeem our Series A and Series B Preferred Stock.

The Offering

On November 11, 2005, we entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Fusion Capital pursuant to which Fusion Capital agreed, under certain conditions, to purchase on each trading day $25,000 of our common stock up to an aggregate of $12.5 million over a 25 month period, subject to earlier termination at our discretion. In our discretion, we may elect to sell more of our common stock to Fusion Capital than the minimum daily amount. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $1.50. In addition, if we elect to sell our shares to Fusion Capital at a price per share below $2.39, we first would be required to obtain shareholder approval in order to be in compliance with the Nasdaq National Market rules.

At any time from November 11, 2005 until 30 days after we have sold $12.5 million of our stock to Fusion Capital, we have the right in our sole discretion to enter into a new purchase agreement with Fusion Capital for the purchase of up to $12.5 million of our common stock. If we exercise such option we cannot enter into such a new agreement until all $12.5 million of our common stock is purchased by Fusion Capital under the November 11, 2005 agreement.

Fusion Capital, the selling shareholder under this prospectus, is offering for sale up to 3,000,000 shares of our common stock. In connection with entering into the Purchase Agreement, we authorized the purchase by Fusion Capital of up to $12.5 million of our common stock and agreed to register up to 3,000,000 shares of our common stock (which includes the 177,000 shares issued and 73,000 shares issuable to Fusion Capital as the commitment fee). We have the right but not the obligation to issue more than 3,000,000 shares to Fusion Capital. In the event we elect to issue more than 3,000,000 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the Securities and Exchange Commission to cover such additional shares. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.

As of June 15, 2006, there were 16,184,609 shares of our common stock outstanding, including the 177,000 shares that we have issued to Fusion Capital as compensation for its purchase commitment, but excluding the 2,750,000 shares offered by Fusion Capital pursuant to this prospectus which it has not yet purchased from us and 73,000 shares that may be issued as a commitment fee. If all of shares offered by this prospectus were issued and outstanding as of the date hereof, the number of shares offered by this prospectus would represent 15.8% of the total common stock outstanding as of June 15, 2006.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding, among other things,

•	our business plans or strategies, and projected or anticipated benefits or other consequences of such plans or strategies;

•	our objectives;

•	projected and anticipated benefits from future or past acquisitions; and

•	projections involving capital expenditure or revenues, earnings or other aspects of capital projects or operating results.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as in this prospectus generally. You are cautioned that all forward-looking statements involve risk associated with our dependence on activity in the oil and gas industry, labor shortages, international expansion, dependence on significant customers, seasonality and weather risks, competition, technological evolution and other risks detailed in our filings with the Securities and Exchange Commission. Additional important factors could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements are discussed under the caption “Risk Factors” below. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We undertake no obligation to publicly update our forward-looking statements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell and offers to buy shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information set forth or incorporated in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, and also adversely affect the value of an investment in our common stock.

We have incurred net losses in previous years.

For 2005, we had net income from our continuing operations. However, our recent financial history, including the year ended December 31, 2005, reflects annual net losses, of which our current net loss is attributable mainly to discontinued operations. We hope to continue generating increased revenues and profits from our continuing operations; however, any such increase may not be sustainable or indicative of future results of operations. We do intend to continue investing in internal expansion, infrastructure, integration of acquired companies and into our operations and our marketing and sales efforts.

We may require additional financing to sustain our operations.

The extent to which we may rely on Fusion Capital as a source of funding will depend on a number of factors including, without limitation, the prevailing market price of our common stock, that no event of default exists under the Purchase Agreement, and the extent to which we are able to secure working capital from other sources. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $1.50. In addition, we are not required or permitted to issue any shares of common stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the Nasdaq National Market. If obtaining financing from Fusion Capital becomes unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full $12.5 million under the Purchase Agreement with Fusion Capital, we may still need additional capital to implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences would have a material adverse effect on our business, operating results, financial condition and prospects.

The sale of our common stock to Fusion Capital may cause dilution and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline

The purchase price for the common stock to be sold to Fusion Capital pursuant to the Purchase Agreement will fluctuate based on the future market price of our common stock. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $1.50. In addition, we are not required or permitted to issue any shares of common stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the Nasdaq National Market. All shares in this offering are freely tradable. Fusion Capital may sell none, some or all of the shares of common stock purchased from us at any time. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Industry volatility may adversely affect our results of operations.

The demand for our services depends on the level of capital expenditures by oil and gas companies for developmental construction and these expenditures are critical to our operations. The levels of such capital expenditures are influenced by:

•	oil and gas prices and industry perceptions of future price levels;

•	the cost of exploring for, producing and delivering oil and gas;

•	the ability of oil and gas companies to generate capital;

•	the sale and expiration dates of leases in the United States;

•	the availability of current geophysical data;

•	the discovery rate of new oil and gas reserves; and

•	local and international political and economic conditions.

The cyclical nature of the oil and gas industry has a significant effect on our revenues and profitability. Historically, prices of oil and gas, as well as the level of exploration and developmental activity, have fluctuated substantially. This has, in the past, and may, in the future, adversely affect our business. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will likely depress development activity, adversely affecting the demand for our products and services and our financial condition and results of operations.

Our growth and growth strategy involves risks.

We have grown over the last several years through internal growth and acquisitions of other companies. It will be important for our future success to manage our rapid growth and this will demand increased responsibility for management personnel. The following factors could present difficulties to us:

•	the lack of sufficient executive-level personnel;

•	the successful integration of the operations of Preheat, Inc. including the integration of a management team with no history of working together;

•	increased levels of debt and administrative burdens; and

•	increased logistical problems of large, expansive operations.

If we do not manage these potential difficulties successfully, they could have a material adverse effect on our financial condition and results of operations.

The dangers inherent in our operations and the potential limits on insurance coverage for certain risks could expose us to potentially significant liability costs.

Our operations, and to a significant degree our seismic operations, are subject to risks or injury to personnel and loss of equipment. Our crews often conduct operations in extreme weather, in difficult terrain that is not easily accessible, and under other hazardous conditions. We maintain what we believe is prudent insurance protection. However, we cannot assure that our insurance will be sufficient or effective under all circumstances. A successful claim for which we are not fully insured may have a material adverse effect on our revenues and profitability. Moreover, we do not carry business interruption insurance with respect to our operations.

We operate in a highly competitive industry.

We compete with several other providers of seismic drilling, permitting, survey, environmental services and oilfield equipment rentals. Competition among seismic contractors historically has been, and will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. Our revenues and earnings may be affected by the following factors:

•	changes in competitive prices and availability of trained personnel;

•	fluctuations in the level of activity and major markets;

•	general economic conditions; and

•	governmental regulation.

Additionally, in certain geographical areas, some of our competitors may operate more crews than we do and may have substantially greater financial and other resources. These operators could enjoy an advantage over us if the competitive environment for contract awards shifts to one characterized principally by intense price competition.

Seasonality and adverse weather conditions in the regions in which we operate may adversely affect our operations.

Our operations are directly affected by the weather conditions in the Gulf of Mexico. Due to seasonal differences in weather patterns, we may operate more days in the spring, summer and fall periods and less in the winter months. The seasonality of oil and gas industry activity in the Gulf Coast region also affects our operations. Due to exposure to weather, we generally experience higher drilling activity in the spring, summer and fall months with the lowest activity in winter months, especially with respect to our operations in the mountainous regions of the western United States. The rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year may also affect our operations. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

We are dependent on key personnel.

Our success depends on, among other things, the continued active participation of our executive officers and certain of our other key operating personnel. Our officers and personnel have extensive experience in the domestic and international oilfield services industry. The loss of the services of any one of these persons could impact adversely our ability to implement our expansion strategy.

We may incur additional expenditures to comply with governmental regulations.

Our seismic operations are subject to extensive governmental regulation, violations of which may result in civil and criminal penalties, injunctions and cease and desist orders. These laws and regulations govern, among other things, operations in wetlands, the handling of explosives and hazardous and non-hazardous waste. Although our cost of compliance with such laws has to date been immaterial, such laws are changed frequently. Accordingly, it is impossible to predict the cost or impact of such laws on our future operations. We are also required by various governmental agencies to obtain certain permits, licenses and certificates. To date, we believe that we possess all permits, licenses and certificates material to the operation of our business. The loss by us of any of the licenses required for our operation could have a material adverse effect on our operations.

We depend on demand for our services from the oil and gas industry, and this demand may be affected by changing tax laws and oil and gas regulations. As a result, the adoption of laws that curtail oil and gas production in our areas of operation may adversely affect us. We cannot determine to what extent our operations may be affected by any new regulations or changes in existing regulations.

One stockholder has substantial control over our affairs.

Dennis R. Sciotto beneficially owns approximately 34.4% of our outstanding common stock. Mr. Sciotto represents and controls The Dennis R. Sciotto Family Trust and was appointed to the Board of Directors by the holders of the Series C Preferred Stock on June 13, 2005 pursuant to the Securities Purchase Agreement dated May 17, 2005. As a result, Mr. Sciotto has the ability to substantially influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets. This may have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation.

Future technological advances could impair operating assets or require substantial unbudgeted capital expenditures.

We compete in providing services in a capital intensive business. The development of seismic data acquisition and processing equipment has been characterized by rapid technological advancements in recent years, and this trend may continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages over systems now in use that could render our current equipment obsolete or require us to make significant unplanned capital expenditures to maintain our competitive position. Under such circumstances, there can be no assurance that we would be able to obtain necessary financing on favorable terms.

Our seismic drilling operations depend on a few significant customers.

We derive a significant amount of our seismic drilling revenue from a small number of geophysical companies. Our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business and operations. For example, our largest customers (those which individually accounted for more than 10% of revenue in a given year, listed alphabetically) collectively accounted for 71% (Quantum Geophysical, Seismic Exchange, and Veritas DGC), 50% (PGS, Quantum Geophysical, Seismic Exchange, and Veritas DGC), and 38% (Quantum Geophysical and Veritas DGC) of revenue for fiscal 2003, 2004, and 2005, respectively.

Unfavorable results of litigation could have a material adverse impact on our financial statements.

We are subject to a variety of claims and lawsuits. Adverse outcomes in some or all of the pending cases may result in significant monetary damages or injunctive relief against us. We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. Management currently believes that resolving all of these matters, individually or in the aggregate, will not have a material adverse impact on our financial position or results of operations. The litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position and the results of operations for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

We are not able to guarantee that our backlog will be timely converted into revenue in any particular fiscal period.

Our backlog represents those seismic drilling and survey projects for which a customer has hired us and has scheduled a start date for the project. Backlog levels vary during the year depending on the timing of the completion of certain contracts and when we are awarded new contracts. Projects currently included in our backlog are subject to termination or delay without penalty at the option of the customer, which could substantially reduce the amount of backlog currently reported, and consequently, the conversion of that backlog into revenue.

If we breach any of the material financial covenants under our various indebtedness, or if an event of default is declared with respect to any such indebtedness, our debt service obligations could be accelerated.

If we breach any of the material financial covenants under our various indebtedness, or if an event of default is declared with respect to any such indebtedness, our substantial debt service obligations could be accelerated. In the event of any such simultaneous acceleration, we would not be able to repay all of the indebtedness.

The market price of our common stock is highly volatile.

The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our common stock. In addition, potential dilutive effects of future sales of shares of common stock by our shareholders, including Fusion Capital, and by us, pursuant to this prospectus or otherwise could have an adverse effect on the market price of our common stock.

USE OF PROCEEDS

All of the shares of common stock offered hereby are being offered by the selling shareholder, who will receive all proceeds from such sales. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we may receive up to $12.5 million in proceeds from the sale of our common stock to Fusion Capital under the Purchase Agreement. Any proceeds from Fusion Capital we receive under the Purchase Agreement will be used to reduce long-term debt and for working capital and general corporate purposes. Pending such uses, we will invest any proceeds in short term, investment grade, interest bearing securities.

MARKET PRICE AND DIVIDEND INFORMATION

Market information and price range of common stock

Our common stock is traded on the Nasdaq National Market under the symbol OMNI. The following table sets forth the range of high and low sales prices of our common stock as reported by the Nasdaq National Market for the periods indicated.

	HIGH	LOW
2006
First quarter	$4.94	$3.23
Second quarter (through June 15, 2006)	$9.44	$4.29
2005
First quarter	$2.84	$1.21
Second quarter	$2.66	$1.43
Third quarter	$5.35	$2.01
Fourth quarter	$4.22	$2.30
2004
First quarter	$9.00	$4.76
Second quarter	$7.80	$4.22
Third quarter	$5.35	$2.95
Fourth quarter	$4.94	$1.65

On June 15, 2006, the reported last sale price of our common stock was $8.91. As of June 15, 2006 there were approximately 6,100 holders of record of our common stock.

Dividend policy

We have never paid cash dividends on our common stock. We intend to retain future earnings, if any, to meet our working capital requirements and to finance future operations of our business. Therefore, we do not plan to declare or pay cash dividends to holders of our common stock in the foreseeable future. In addition, certain of our credit arrangements contain provisions that limit our ability to pay cash dividends on our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data as of and for the five years ended December 31, 2005 is derived from our audited consolidated financial statements. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our selected historical results are not necessarily indicative of results expected in future periods. The per share data gives retroactive effect to the one for three reverse stock split effective July 3, 2002. The selected financial data as of and for the three months ended March 31, 2005 and 2006 is derived from our unaudited consolidated financial statements reported within our quarterly report on Form 10-Q as of March 31, 2006 and should be read in conjunction with our audited financial statements included in our Annual Report on Form 10-K, for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 31, 2006.

The financial statements for the year ended December 31, 2001 were audited by Arthur Anderson LLP, which has ceased operations.

We sold our Aviation Transportation Services segment effective June 30, 2005. In order to enhance the comparability of the amounts from year to year, the financial information related to the results of operations for the years ended December 31, 2001 through December 31, 2004 have been adjusted to present the operations of the Aviation Transportation Services segment as discontinued operations.

SELECTED FINANCIAL DATA

	Year ended December 31,					Three months ended March 31,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
			(In thousands, except per share data)
Income statement data:
Operating revenue	$19,839	$24,592	$31,555	$39,064	$43,350	$13,115	$18,455
Operating expenses:
Direct costs	15,005	17,178	21,586	28,510	27,515	8,139	11,444
Depreciation and amortization	3,328	3,270	3,355	4,282	4,627	1,353	1,287
General and administrative expense	2,436	3,186	3,718	9,464	8,497	2,091	2,390

Total operating expenses	20,769	23,634	28,659	42,256	40,639	11,583	15,121
Asset impairment and other charges	632	—	—	—	—	—	—

Operating income (loss)	(1,562)	958	2,896	(3,192)	2,711	1,532	3,334
Interest expense	(1,223)	(799)	(943)	(3,288)	(2,836)	(647)	(1,116)
Gain (loss) on debenture conversion inducement and debt extinguishment	—	—	—	(729)	758	—	—
Other income (expense), net	7,929	115	114	(290)	835	43	84

Income (loss) before income taxes	5,144	274	2,067	(7,499)	1,468	928	2,302
Income tax benefit	—	400	1,092	—	508	—	—

Net income (loss) from continuing operations	5,144	674	3,159	(7,499)	1,976	928	2,302
Income (loss) from discontinued operations, net of taxes	520	534	324	(6,756)	(3,978)	(726)	—
Loss on disposal of discontinued operations assets, net of taxes	—	—	—	—	(2,271)	—	—

Net income (loss)	5,664	1,208	3,483	(14,255)	(4,273)	202	2,302
Dividends and accretion of preferred stock	(726)	(484)	(484)	(490)	(249)	—	(116)
Non-cash charge attributable to beneficial conversion features of preferred stock	—	—	—	—	(745)	—	(96)

Net income (loss) available to common stockholders	$4,938	$724	$2,999	$(14,745)	$(5,267)	$202	$2,090

	Year ended December 31,					Three months ended March 31,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(In thousands, except per share data)
Basic income (loss) per common share:
Income (loss) from continuing operations	$0.49	$0.02	$0.30	$(0.73)	$0.07	$0.08	$0.13
Income (loss) from discontinued operations	0.06	0.06	0.04	(0.62)	(0.30)	(0.06)	—
Loss on disposal of discontinued operations assets	—	—	—	—	(0.17)	—	—

Net income (loss) available to common shareholders	$0.55	$0.08	$0.34	$(1.35)	$(0.40)	$0.02	$0.13

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.45	$0.02	$0.28	$(0.73)	$0.07	$0.08	$0.10
Income (loss) from discontinued operations	0.05	0.06	0.03	(0.62)	(0.29)	(0.06)	—
Loss on disposal of discontinued operations assets	—	—	—	—	(0.16)	—	—

Net income (loss) available to common shareholders	$0.50	$0.08	$0.31	$(1.35)	$(0.38)	$0.02	$0.10

Number of Weighted Average Shares:
Basic	9,015	8,739	8,772	10,884	13,251	11,408	15,521
Diluted	9,844	8,745	11,362	10,884	13,683	11,421	21,645

	December 31,					March 31,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
Balance sheet data:
Total assets	$38,448	$41,325	$50,289	$65,913	$43,758	$60,109	$72,165
Long-term debt, less current maturities:	9,289	8,340	9,624	12,952	15,801	12,230	30,466
Preferred Stock	11,616	12,100	12,100	29	806	29	923
Total Equity	18,560	19,781	24,386	4,864	11,135	5,066	16,595

	Year ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
Statement of cash flow data:
Net cash provided by operating activities	$6,355	$5,015	$5,664	$5,550	$2,894	$1,197	$6,231
Net cash provided by (used in) investing activities	(155)	(1,901)	(4,158)	(12,647)	11,474	440	(12,860)
Net cash provided by (used in) financing activities	(5,284)	(3,643)	(1,638)	7,568	(15,237)	(2,492)	13,560

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations contains certain “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which reflect management’s best judgment based on factors currently known. Actual results could differ materially from those anticipated in these “forward looking statements” as a result of a number of factors, including but not limited to those discussed under the headings “Risk factors,” and “Forward-looking statements” provided by us pursuant to the safe harbor established by the federal securities laws should be evaluated in the context of these factors.

This discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes contained herein.

Recent Events

On May 3, 2006, the Supreme Court of the State of Louisiana unanimously denied the writ application filed by Advantage Capital, et. al. which sought to reverse an earlier judgment by the Fourth Circuit Court of Appeal that confirmed our right to redeem our Series A and Series B Preferred Stock.

Reclassification of financial statements

Effective June 30, 2005, we sold our Aviation Transportation Services segment. The income statements for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 have been revised to properly present the comparative information related to the Aviation Transportation Services segment. For these periods, the activities of the Aviation Transportation Services segment have been presented as discontinued operations.

General

Demand For Our Services. We receive our revenues from customers in the energy industry. Demand for our services is principally impacted by conditions affecting geophysical companies engaged in the acquisition of 3-D seismic data and oil and gas companies operating primarily in the shallow waters of the Gulf of Mexico. The level of activity for our services is primarily influenced by the level of capital expenditures by oil and gas companies.

A number of factors affect the decision of oil and gas companies to pursue the acquisition of seismic data and the exploration for oil and gas, including (i) prevailing and expected oil and gas demand and prices; (ii) the cost of exploring for, producing and developing oil and gas reserves; (iii) the discovery rate of new oil and gas reserves; (iv) the availability and cost of permits and consents from landowners to conduct seismic activity; (v) local and international political and economic conditions; (vi) governmental regulations; and (vii) the availability and cost of capital. The ability to finance the acquisition of seismic data in the absence of oil and gas companies’ interest in obtaining the information is also a factor, as some geophysical companies will acquire seismic data on a speculative basis.

Seasonality And Weather Risks. Our operations are subject to seasonal variations in weather conditions and daylight hours as our activities take place outdoors. On average, fewer hours are worked per day and fewer holes are generally drilled or surveyed per day in winter months than in summer months due to an increase in rainy, foggy, and cold conditions and a decrease in daylight hours.

Results Of Operations

The following discussion provides information related to the results of our operations.

We sold our Aviation Transportation Services segment effective June 30, 2005. In order to enhance the comparability of the amounts reflected for the periods below, the financial information related to the results of operations for the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 has been revised to present the activities of the Aviation Transportation Services segment as discontinued operations. For more information regarding the discontinued operations of the Aviation Transportation Services segment refer to Note 9 of our March 31, 2006 Consolidated Financial Statements, included herein.

Three Months Ended March 31, 2006 Compared To Three Months Ended March 31, 2005:

	Three Months Ended March 31,
	2005	2006
	(In thousands)
Operating revenue	$13,115	$18,455
Operating expenses:
Direct costs	8,139	11,444
Depreciation and amortization	1,353	1,287
General and administrative expenses	2,091	2,390

Total operating expenses	11,583	15,121

Operating income	1,532	3,334
Interest expense	(647)	(1,116)
Other income, net	43	84

Income from continuing operations	928	2,302
Loss from discontinued operations, net of taxes	(726)	—

Net income	202	2,302
Dividends and accretion of preferred stock	—	(116)
Non-cash charge attributable to beneficial conversion feature of preferred stock	—	(96)

Net income available to common stockholders	$202	$2,090

Operating revenues increased 41% or $5.4 million, from $13.1 million for the three months ended March 31, 2005 to $18.5 million for the three months ended March 31, 2006. This increase was due primarily to our acquisition of Preheat effective February 10, 2006 which contributed $3.7 million in revenue for the first quarter 2006, as well as an increase in activities from our seismic drilling and environmental services divisions which accounted for $0.6 million and $1.1 million of the increase, respectively. As discussed in Note 9 of our March 31, 2006 Consolidated Financial Statements regarding our discontinued operations, $2.2 million in aviation revenue is included in the loss from discontinued operations for the first quarter of 2005.

Direct costs increased 41%, or $3.3 million, from $8.1 million for the three months ended March 31, 2005 to $11.4 million for the three months ended March 31, 2006. Direct costs as a result of the recent Preheat acquisition accounted for $1.5 million of the overall increase. Direct costs relating to the other divisions increased $1.8 million with third-party contract services increasing $1.0 million. We contract third parties to provide services when our existing workforce is occupied on other projects. Consistent with the increase in revenues, payroll related costs increased $0.1 million and rentals and leases expense increased $0.4 million, and explosives expenses and repairs and maintenance expenses increased $0.1 million each. As discussed in Note 9 of our March 31, 2006 Consolidated Financial Statements regarding our discontinued operations, aircraft operating expenses of $2.0 million are included in the loss from discontinued operations for the first quarter of 2005.

Depreciation and amortization costs decreased $0.1 million from $1.4 million for the three month period ended March 31, 2005 to $1.3 million for the three month period ended March 31, 2006. Depreciation expense increased $0.1 million due to the increase in revenue-producing assets, primarily from the acquisition of Preheat in February 2006. Additionally, amortization expense decreased by $0.2 million resulting primarily from the revised amortization of intangible assets related to the Trussco acquisition. As discussed in Note 9 regarding our discontinued operations, depreciation and amortization expenses of $0.2 million are included in the loss from discontinued operations for the first quarter of 2005.

General and administrative costs increased $0.3 million, from $2.1 million during the three month period ended March 31, 2005 to $2.4 million during the same three month period of 2006 primarily as a result of the acquisition of Preheat. As discussed in Note 9 of our March 31, 2006 Consolidated Financial Statements regarding our discontinued operations, general and administrative expenses of $0.2 million are included in the loss from discontinued operations for the first quarter of 2005.

Interest expense increased approximately $0.5 million from $0.6 million for the three month period ended March 31, 2005 to $1.1 million for the three month period ended March 31, 2006. The increase in interest expense was primarily attributable to increased levels of debt including financing for the Preheat acquisition coupled with increased interest rates between the periods. Interest expense was further increased by $0.1 million related to amortization of deferred loan costs.

Year Ended December 31, 2004 Compared To The Year Ended December 31, 2005:

	YEAR ENDED DECEMBER 31,
	2004	2005
	(In thousands)
Operating revenue	$39,064	$43,350
Operating expenses
Direct costs	28,510	27,515
Depreciation and amortization	4,282	4,627
General and administrative expenses	9,464	8,497

Total operating expenses	42,256	40,639

Operating income (loss)	(3,192)	2,711
Interest expense	(3,288)	(2,836)
Gain (loss) on debenture conversion inducement and debt extinguishment	(729)	758
Other income (expense), net	(290)	835

Income (loss) before taxes	(7,499)	1,468
Income tax benefit	—	508

Net income (loss) from continuing operations	(7,499)	1,976
Loss from discontinued operations	(6,756)	(3,978)
Loss on disposal of discontinued operations assets	—	(2,271)

Net loss	(14,255)	(4,273)
Preferred stock dividends	(490)	(249)
Non-cash charge attributable to beneficial conversion features of preferred stock	—	(745)

Net loss available to common stockholders	$(14,745)	$(5,267)

Operating revenues increased 11%, or $4.3 million, from $39.1 million to $43.4 million for the years ended December 31, 2004 and 2005, respectively, of which $8.8 million of this increase was due to the June 30, 2004 acquisition of Trussco. Drilling revenues decreased from $30.4 million for the year ended December 31, 2004 to $25.9 million for the year ended December 31, 2005 due to permitting and weather-related delays. Operating revenues are expected to increase in 2006, as the demand for, and range of, our services continue to improve.

Direct costs decreased 4%, or $1.0 million, from $28.5 million in 2004 to $27.5 million in 2005. Operating payroll costs increased $0.9 million from $12.8 million to $13.7 million for the years ended December 31, 2004 and 2005, respectively. Payroll costs from the Trussco acquisition accounted for a $2.9 million increase while the drilling division accounted for a $2.0 million decrease. Repairs and maintenance expenses decreased $0.7 million from 2004 to 2005, with $0.8 million of the decrease related to the drilling division offset by $0.1 million related to Trussco. Explosives expense decreased $0.4 million primarily as a result of the decreased drilling activity in 2005. Contract services decreased $1.9 million company-wide, of which our drilling division accounted for $2.0 million of the decrease with an offsetting increase of $0.1 million related to Trussco. In 2004, we contracted third parties exclusively to provide services for heliportable drilling in the Rocky Mountains where we no longer provide these specialized drilling services. In 2004, we also contracted third parties to provide airboat drilling services during a period when most of our available employees were working on other projects. Rental and lease expenses increased $0.6 million from 2004 to 2005, with a $0.2 million decrease related to the drilling division offset by a $0.8 million increase related to Trussco. Field office expenses and insurance expenses increased $0.5 million collectively, due to the Trussco acquisition. While operating expenses are expected to continue to increase in 2006 as operating revenues increase, we expect these expenses to remain consistent as a percentage of revenues.

Depreciation and amortization costs increased $0.3 million, from $4.3 million in 2004 to $4.6 million in 2005. Depreciation expense increased $0.2 million due to the increase in revenue-producing assets, primarily from the acquisition of Trussco in June 2004. Additionally, amortization expense increased by $0.1 million resulting primarily from amortization of intangible assets related to the Trussco acquisition.

General and administrative expenses decreased $1.0 million from $9.5 million for 2004 to $8.5 million for 2005. Of this decrease, $2.8 million relates to professional services, offset by a $1.6 million increase attributable to the Trussco acquisition. Other general and administrative expense increased by $0.2 million. General and administrative expenses are expected to increase slightly in 2006.

During 2004, we recorded asset impairment charges of $4.2 million related to the revaluation of certain aviation equipment, prepaid repairs and assets held for sale resulting in a charge to expense of $0.6 million, $3.0 million and $0.6 million, respectively. There was no impairment charge required to be recorded in 2005. This 2004 impairment charge, which relates entirely to the Aviation Transportation Services Segment, is included in the loss from discontinued operations.

Interest expense was $2.8 million for the year ended December 31, 2005 compared to $3.3 million for the year ended December 31, 2004. The decrease was partially attributable to decreased levels of debt including the convertible debentures. Interest expense allocated to loss from discontinued operations amounted to $0.9 million and $1.9 million for the year ended December 31, 2005 and 2004, respectively. We expect to manage our senior debt facility as we explore strategic business opportunities.

In 2005, we recorded a $0.8 million accounting gain in connection with the early extinguishment of a portion of our debt compared to a $0.7 million loss during 2004. An additional loss of $0.7 million is included in loss from discontinued operations for 2005 compared to $0.3 million for 2004.

Other (income) expense increased from an expense of $0.3 million to income of $0.8 million. This increase in income was partially attributable to costs incurred as a result of financing transactions that did not close in 2004 coupled with a $0.8 million gain on sale of assets in 2005.

During 2004, the entire amount of the net operating loss carryforward generated was fully reserved as it was determined that more likely than not this increase in deferred tax asset would not be realized in the near future. In 2005, an income tax benefit was recognized in the amount of $0.5 million to establish the deferred tax asset balance to its estimated realizable amount.

As previously discussed, we sold our Aviation Transportation Services segment effective June 30, 2005. Accordingly, we recorded a loss from discontinued operations of $4.0 million net of tax benefit, for the year ended December 31, 2005 compared to $6.8 million for the year ended December 31, 2004. Included in the 2004 loss from discontinued operations is the asset impairment charge of $4.2 million mentioned above. Additionally, we recorded a loss of $2.3 million on the sale of our Aviation Transportation Services segment.

Preferred stock dividends were $0.5 million and $0.2 million, respectively, for the years ended December 31, 2004 and 2005. Furthermore, we recorded a non-cash charge (deemed dividend) attributable to the beneficial conversion feature associated with the Series C 9% Convertible Preferred Stock issued during 2005.

Year Ended December 31, 2003 Compared To The Year Ended December 31, 2004:

	YEAR ENDED DECEMBER 31,
	2003	2004
	(In thousands)
Operating revenue	$31,555	$39,064
Operating expenses
Direct costs	21,586	28,510
Depreciation and amortization	3,355	4,282
General and administrative expenses	3,718	9,464

Total operating expenses	28,659	42,256
Operating income (loss)	2,896	(3,192)
Interest expense	(943)	(3,288)
Loss on debenture conversion inducement and debt extinguishment	—	(729)
Other income (expense), net	114	(290)

Income (loss) before taxes	2,067	(7,499)
Income tax benefit	1,092	—

Net income (loss) from continuing operations	3,159	(7,499)
Income (loss) from discontinued operations	324	(6,756)

Net income (loss)	3,483	(14,255)
Preferred stock dividends	(484)	(490)

Net income (loss) available to common stockholders	$2,999	$(14,745)

Operating revenues increased 24%, or $7.5 million, from $31.6 million to $39.1 million for the years ended December 31, 2003 and 2004, respectively, of which $8.7 million of this increase was due to the June 30, 2004 acquisition of Trussco. Drilling revenues decreased slightly from $31.6 million for the year ended December 31, 2003 to $30.6 million for the year ended December 31, 2004 due to permitting and weather-related delays.

Direct costs increased 32%, or $6.9 million, from $21.6 million in 2003 to $28.5 million in 2004. Operating payroll expenses increased $2.3 million from $6.2 million to $8.5 million for the years ended December 31, 2003 and 2004, respectively. Payroll costs from the Trussco acquisition accounted for $2.3 million of the increase while the drilling division accounted for a $0.6 million decrease. Repairs and maintenance expenses decreased $0.3 million from 2003 to 2004, with $0.5 million of the decrease related to the drilling division offset by $0.3 million related to Trussco. Explosives expense increased $1.7 million due to an increase in the cost of explosives and downhole costs on jobs performed in 2004. Contract services increased $0.8 million company-wide, of which our drilling division accounted for $1.3 million of the increase with an offsetting decrease of $0.6 million form our permitting division. In 2004, we contracted third parties exclusively to provide services for heliportable drilling in the Rocky Mountains where we no longer provide these specialized drilling services. In 2004, we also contracted third parties to provide airboat drilling services during a period when most of our available employees were working on other projects. Shop expenses increased $0.4 million from 2003 to 2004 as a result of the Trussco acquisition. Other direct costs increased $2.3 million, of which Trussco accounted for $1.0 million.

Depreciation and amortization costs increased 26%, or $0.9 million, from $3.4 million in 2003 to $4.3 million in 2004. Depreciation expense increased $0.4 million due to the increase in revenue-producing assets, primarily from the acquisitions of Trussco in June 2004. Additionally, amortization expense increased by $0.5 million resulting primarily from amortization of intangible assets related to the Trussco acquisition.

General and administrative expenses increased $5.8 million from $3.7 million for 2003 to $9.5 million for 2004. Of this increase, $2.2 million is attributable to the Trussco acquisition, $2.4 million is related to professional services and $0.4 million is related to payroll increases. Other general and administrative expense increased by $0.8 million.

During 2004, we recorded asset impairment charges of $4.2 million related to the revaluation of certain aviation equipment, prepaid repairs and assets held for sale resulting in a charge to expense of $0.6 million, $3.0 million and $0.6 million, respectively. There was no impairment charge required to be recorded in 2003. This 2004 impairment charge, which relates entirely to the Aviation Transportation Services Segment, is included in the loss from discontinued operations.

Interest expense was $3.3 million for the year ended December 31, 2004 compared to $0.9 million for the year ended December 31, 2003. The increase was partially attributable to increased levels of debt including the convertible debentures coupled with increased interest rates between the periods. Also, $1.3 million of the increase related to amortization of deferred loan costs and $0.7 million related to the amortization of debt discounts originally recorded in conjunction with the convertible debentures in early 2004. Interest expense allocated to loss from discontinued operations amounted to $1.9 million and $0.5 million for the year ended December 31, 2004 and 2003, respectively.

We recorded a $1.0 million accounting loss in connection with the inducement for early extinguishment of a portion of our convertible debentures during 2004. Of that loss, $0.3 million is included in loss from discontinued operations. There was no such charge in 2003.

Other expense (income) decreased from income of $0.1 million to expense of $0.3 million. This increase in expense was due to costs incurred as a result of financing transactions that did not close.

In 2003, we reversed $1.6 million of the allowance for deferred taxes previously reserved of which $0.5 million was allocated to discontinued operations. There were no taxes recorded in 2004 due to the significant net operating loss incurred. During 2004, the entire amount of the net operating loss carryforward generated was fully reserved as it was determined that more likely than not this increase in deferred tax asset would not be realized in the future.

As previously discussed, we sold our Aviation Transportation Services segment on June 30, 2005. In order to enhance the comparability of the amounts from year to year, the financial information related to the results of operations for the years ended December 31, 2003 and 2004 has been adjusted to present the activities of the Aviation Transportation Services segment as discontinued operations. The income, net of tax benefit, related to those discontinued operations was $0.3 million for the year ended December 31, 2003 and the loss related to the discontinued operations was $6.8 million for the year ended December 31, 2004. Included in the 2004 loss from discontinued operations is the asset impairment charge of $4.2 million mentioned above.

Accretion of preferred stock and preferred stock dividends remained constant at $0.5 million for the years ended December 31, 2003 and 2004.

Liquidity And Capital Resources

At March 31, 2006, we had approximately $8.2 million in cash compared to $0.2 million at December 31, 2005 and working capital of $5.7 million at March 31, 2006, compared to a deficit of $0.02 million at December 31, 2005. The increase in cash and increase in working capital from December 31, 2005 to March 31, 2006 are primarily due to significant improvements in our business segment operations, along with the acquisition of Preheat and an increase in the amount borrowed on our line of credit. At March 31, 2006, we borrowed $4.3 million on our Line of Credit to better illustrate for investors and financial analysts our funds availability at the end of the quarter. The amount was repaid on the first business day of the second quarter. Cash provided by operating activities was $6.2 million for the quarter ended March 31, 2006.

Historically, our capital requirements have primarily related to the purchase or fabrication of new seismic drilling equipment and related support equipment and new business acquisitions. In 2005, we acquired approximately $0.8 million of new vehicles accounted for as capital leases and approximately $1.1 million of equipment. Thus far in 2006, we have acquired Preheat and approximately $0.6 million of equipment. For the remainder of 2006, we expect to continue renewing our rolling stock, upgrade Trussco’s facilities and equipment to improve the efficiency of their operations, increase Preheat’s fleet of oilfield leasing equipment and explore strategic business opportunities.

During the three months ended March 31, 2006, capital leases on vehicles totaling $0.5 million were repaid. The capital leases were replaced with 24 month operating leases expiring in the first quarter of 2008. We borrowed $6.0 million and $7.0 million on our Term A and Term B Loans (more fully described below) to finance the acquisition of Preheat. Loan closing costs of $0.6 million were incurred during the three months ended March 31, 2006 in conjunction with the borrowings on the Term Loans.

Long-Term Debt

At December 31, 2005 and March 31, 2006, long-term debt consists of the following (in thousands):

	December 31, 2005	March 31, 2006
Notes payable to a bank with interest payable at Prime plus 1.50% (8.25% at December 31, 2005 and 9.25% at March 31, 2006) maturing July 31, 2023, secured by real estate	$1,354	$1,345
Notes payable to a finance company with interest at 8%, maturing February 10, 2013, secured by real estate	195	190
Convertible promissory notes payable to certain former stockholders of Trussco, Inc. with interest at 5%, maturing in June 2007	1,000	1,000
Promissory notes payable to former stockholders of Preheat, Inc. with interest at 5%, maturing in February 2008	—	2,667
Promissory notes payable to certain former stockholders of Preheat, Inc. with interest at 5%, maturing in February 2009	—	533
Promissory notes payable to certain former stockholders of Preheat, Inc. with interest at 5%, maturing in February 2009	—	800
Capital lease payable to leasing companies secured by vehicles	729	132
Capital lease payable to finance companies	941	798
Subordinated promissory note to a former debenture holder with a fixed interest rate of 8%, maturing May 13, 2008, unsecured	913	829
Term A notes payable to a finance company, variable interest rate at LIBOR plus 6.5% (10.80%) at December 31, 2005 and LIBOR plus 5.5% (10.18% at March 31, 2006, maturing May 17, 2010, secured by various equipment	4,540	10,824
Term B notes payable to a finance company, variable interest rate at LIBOR plus 8.0% (12.41% at December 31, 2005 and 12.82% at March 31, 2006) maturing August 29, 2010, secured by various property and equipment	9,000	15,000
Other debt	52	49

Total	18,724	34,167
Less: current maturities	(2,926)	(3,701)

Long-term debt, less current maturities	$15,798	$30,466

Revolving Line Of Credit

We have a working capital revolving line of credit (the “Line”) with a bank. Availability under the Line is the lower of: (i) $15.0 million or (ii) the sum of eligible accounts receivable, as defined under the agreement. The Line accrues interest at the prime interest rate plus 1.5% (9.25% at March 31, 2006) and matures in May 2010. The Line is collateralized by accounts receivable. As of March 31, 2006, we had $9.2 million outstanding under the Line. Our availability under the Line was $0.6 million at March 31, 2006. Due to the lockbox arrangement and the subjective acceleration clause of the Line agreement, the debt under the Line has been classified as a current liability as of March 31, 2006 and December 31, 2005, as required by EITF 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-box Arrangement.”

Senior Credit Facility

On May 18, 2005, we completed a $50.0 million equipment term financing (“Term A Loan”) and increased our Line to $15.0 million from its previous level of $12.0 million (with the Term A Loan, collectively referred to herein as the “Senior Credit Facility”). In conjunction with the disposition of the Aviation Transportation Services segment, effective June 2005, the borrowing base was reduced to $30.0 million. On February 13, 1006, we entered into the First Amended and Restated Credit Agreement (the “Amendment”) which amended the Term A Loan. Under the terms of the Amendment, the funding limits will be limited to the lesser of $30.0 million and the sum of (i) 50% of the orderly liquidation value of our seismic drilling, environmental and leasing equipment, and (ii) 50% of the fair market value of certain real estate. In addition, the Term A Loan matures in May 2010 and will be repaid monthly in equal payments up to a 25% balloon at maturity date, with interest paid in arrears and accruing at the annual interest rate of 90-day LIBOR plus 5.5% (10.18% at March 31, 2006). The Term A Loan restricts the payment of cash dividends and contains customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios and limitations on capital expenditures. On February 14, 2006 we borrowed an additional $7.0 million on the Term A Loan to partially fund the Preheat acquisition (see Note 7), leaving an outstanding balance of $10.8 million at March 31, 2006, after scheduled monthly principal payments.

Junior Credit Facility

On August 29, 2005, we completed a $25.0 million multiple draw term credit facility (“Term B Loan”). Under the terms of the Term B Loan, funding will be done through advances at our request in minimum amounts of $2.0 million. Quarterly payments in the amount of $0.2 million, plus interest, will begin on April 1, 2008. In the event that we no longer have any senior term debt outstanding, the annual principal amortization of the Term B Loan will be increased to 7.5% of the advances outstanding under the Term B Loan beginning December 31, 2006. The Term B Loan matures in August 2010 and will accrue interest at the rate of 90-day LIBOR plus 8% (12.82% at March 31, 2006). The Term B Loan restricts the payment of cash dividends and contains customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios and limitations on annual capital expenditures. On February 14, 2006, we borrowed an additional $6.0 million on the Term B Loan to partially fund the Preheat acquisition (see Note 7 of our March 31, 2006 Consolidated Financial Statements), leaving an outstanding balance of $15.0 million at March 31, 2006.

Capital Leases

Prior to June 30, 2005, we had several capital leases for aircraft which generally had lease terms of 60 months at inception of the lease. Aircraft leases either contained a bargain purchase option at the end of the lease or a balloon amount due that can be refinanced over 36 months. From time to time, we acquired an aircraft through cash flows from operations or through the Line which was then sold to a financing company and leased back to us. These sales and lease back transactions were recorded as a capital lease and gains and losses incurred on the sale are deferred and amortized over the life of the lease term or the asset, whichever is shorter. These leases were paid in full with proceeds from the Term A Loan (see above). As mentioned in Note 9 of our March 31, 2006 Consolidated Financial Statements, we sold the equipment and related assets of our Aviation Transportation Services segment for a cash price of $11.0 million effective June 30, 2005. The aviation assets which were held under capital lease at December 31, 2004 were sold in that transaction. During May 2005, proceeds from the borrowings under the Term A Loan were used to repay certain aviation leases outstanding at that time.

Prior to March 31, 2006, we leased several vehicles used in our seismic drilling operations under 40-month capital leases. In February 2006, in accordance with a 2005 agreement, the capital leases on most of those vehicles were paid off through a refinance transaction with a third party leasing company. The capital leases were replaced with 24-month operating leases expiring in the first quarter of 2008.

Convertible Debentures

Pursuant to a Securities Purchase Agreement dated February 12, 2004, we issued (i) $10,000,000 in principal amount of 3-year, 6.5% fixed rate, convertible debentures (the “Initial Debentures”) that were convertible into shares of common stock at an initial conversion price of $7.15 per share, (ii) 1-year common stock Series A Warrants to purchase an aggregate of 700,000 shares of Common Stock at an initial exercise price of $7.15 per share and (iii) 5-year Common Stock Series B Warrants to purchase an aggregate of 390,000 shares of Common Stock at an initial exercise price of $8.50 per share. The warrants were not exercisable for a period of six months and one day after the issue date of such warrants and in no event would the exercise prices of such warrants be less than $6.15 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.9 million using the Black Scholes model. The value of these warrants was recorded as a debt discount with a corresponding amount recorded to paid in capital at the date of issuance. The 1-year Series A warrants expired during 2005.

On April 15, 2004, in accordance with the Securities Purchase Agreement, we issued (i) $5,050,000 in principal amount of 3-year, 6.5% fixed rate, convertible debentures (collectively with the Initial Debentures, hereinafter referred to as the “Debentures”) that were convertible into shares of common stock at an initial conversion price of $7.20 per share, and (ii) 5-year Common Stock Series A Warrants to purchase an aggregate of 151,500 shares of common stock at an initial exercise price of $9.00 per share. The warrants were not exercisable for a period of six months and one day after the issue date of such warrants and in no event would the exercise prices of such warrants be less than $7.11 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.2 million using the Black Scholes model. The value of the warrants and beneficial conversion feature were recorded as a debt discount with a corresponding amount recorded to paid in capital at the date of issuance.

Total proceeds of $14.2 million were received from the issue of these Debentures, after expenses. Of the total proceeds received, $8.2 million was used to redeem the Series A Preferred Stock and dividends in February 2004, $4.9 million was used to redeem the Series B Preferred Stock and dividends in March and April 2004 and the balance used for working capital purposes.

The debt discounts for the February 12, 2004 and April 15, 2004 debentures were $0.9 million and $0.2 million, respectively. The debt discounts were being amortized to interest expense using the effective interest method over the period in which the debentures could be put to us. A total of $0.9 million was included in interest expense and $0.2 million loss on extinguished related to the amortization of the debt discounts for the year ended December 31, 2004. Since the Debentures were in default at December 31, 2004, the entire amount of the debt discount was charged to expense during 2004.

Prior to maturity of the Debentures, the holders of the Debentures had the right to require the repayment or conversion of up to an aggregate of $13.17 million of the Debentures (the “Put Option”). We registered 5,012,237 shares effective June 30, 2004 covering the common stock that were issuable pursuant to the conversion of the Debentures and the exercise of the Put Option and all associated warrants, including additional shares that were issuable due to adjustments for conversion price upon the Debenture conversion, payment of interest with shares and/or the exercise of warrants due to subdivision or combination of our common stock. Pursuant to the Debenture agreement, the registration of the related common stock triggered the ability of the Debentures holders to exercise the Put Option in ten consecutive non-cumulative and equal monthly installments equal to 8.75% of the face value of the Debentures ($1,316,875) beginning August 1, 2004. Accordingly the Debentures, net of debt discount, were classified as a current liability in the Consolidated Balance Sheet at December 31, 2004. We received, and redeemed for cash, notices from the holders of the Debentures exercising their Put Option for August, September and October 2004. Upon receipt of the Debenture Holders’ intent to exercise a Put Option, we had the irrevocable option to deliver cash or, if certain conditions set forth in the Debentures were satisfied, shares of our common stock. If we elected to pay the Put Option with common stock, the underlying shares would have been valued at a 12.5% discount to the average trading price of our common stock for the applicable pricing period, as defined in the Debenture agreement. The number of shares we would have delivered was equal to the value of the Put Option installment due divided by the fair market value of our common stock for the applicable pricing period discounted at 12.5%. We did not redeem for cash or stock notices received from the Debenture Holders exercising their Put Option for the months of November and December 2004 and January, February, March and April 2005.

As provided for in the terms of the applicable Securities Purchase Agreements, the Debenture holders received Put Option payments of $1.3 million in principal, plus accrued interest, each on August 5, 2004, on September 9, 2004 and on October 25, 2004. In accordance with APB Opinion No. 26 “Early Extinguishment of Debt,” we recorded $0.2 million as a loss on extinguishment of debt in 2004 as a result of the early extinguishment of these portions of the Debentures.

On October 8, 2004, we entered into an Amendment and Conditional Waiver Agreement (the “Amendment”) with the holders of the Debentures. Under the terms of the Amendment, the Debenture holders granted us, among other things, the right to pre-pay in cash all, but not less than all, of the outstanding Debentures held by each holder on or prior to November 15, 2004. In exchange for such right, we agreed to allow the holders of the Debentures to convert $2,000 of the principal amount of the April 15, 2004 Debentures into 200,000 shares of common stock at a revised conversion price of $0.01 per share. As a result of this conversion and in accordance with the requirements of SFAS No. 84, “Induced Conversions of Convertible Debt, an amendment to APB Opinion No. 26,” we recorded $0.9 million in debt conversion expense in 2004.

On January 25, 2005, we filed suit in United States District Court, Western District of Louisiana against the holders of the Debentures and other third parties (collectively, the “Debenture Holders”). In the suit, we alleged that the Debenture Holders violated Section 16(b) of the Securities Exchange Act of 1934, and we sought the disgorgement of profits realized by the Debenture Holders from their purchases and sales of our common stock.

On May 18, 2005, we entered into settlement agreements (“Debenture Settlement Agreements”) with each of the Debenture Holders in exchange for our dismissal of the lawsuit filed against the Debenture Holders. Under the terms of the Debenture Settlement Agreements, we agreed to (i) pay the Debenture Holders approximately $4.0 million cash; (ii) immediately issue the Debenture Holders 2.0 million shares of our common stock at an agreed upon value of $3.4 million; and, (iii) issue the Debenture Holders approximately $4.3 million of unsecured, subordinated promissory notes (“Subordinated Debenture Notes”). We recorded a gain of $0.2 million at the close of these transactions. The Subordinated Debenture Notes were scheduled to be paid quarterly, with interest in arrears, over 36 months in level payments with interest accruing at the rate of 8% per annum. Execution of the Debenture Settlement Agreements extinguished the terms of the original Debentures and released all parties from any future claims.

On August 26, 2005, we entered into a settlement agreement and mutual release (“Agreement and Release”) with two of the three holders of the Subordinated Debenture Notes. Under terms of the Agreement and Release, we paid $1.5 million in cash from the proceeds of a new $25.0 million multiple draw term credit facility, and issued 750,000 shares of our common stock in full satisfaction of the applicable Subordinated Debenture Notes. At December 31, 2005 and March 31, 2006, the remaining Subordinated Debenture Note had a balance of approximately $0.9 million and $0.8 million, respectively.

Trussco Notes

On June 30, 2004, we purchased all of the issued and outstanding stock of Trussco, Inc. and all of the membership interests in Trussco Properties, L.L.C. (collectively “Trussco) for an aggregate acquisition price of $11.9 million, including $7.3 million in cash, $3.0 million in 5% convertible promissory notes payable to certain stockholders (“Stockholder Notes”) maturing in

June 2007, and the assumption of approximately $1.6 million in debt and other liabilities. The Stockholder Notes can be prepaid at any time and are convertible into shares of our common stock at a price of $9.40 per share.

On May 18, 2005, in connection with the completion of the Term A Loan, we entered into early debt extinguishment agreements (“Debt Extinguishment Agreements”) with respect to $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note more fully described in Note 4. Under the terms of the Debt Extinguishment Agreements, on August 29, 2005, we (i) issued 0.2 million shares of our common stock; and (ii) paid certain holders of the Stockholder Notes $1.0 million in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the contingent Earnout Note. The Company recognized a gain on debt extinguishment of $0.3 million upon closing the transaction.

At December 31, 2005 and March 31, 2006, we have $1.0 million of Stockholder Notes outstanding bearing interest at 5% and maturing in June 2007. We also have $2.0 million of contingent Earnout Notes payable, none of which have been earned. Based upon current estimates, the amounts due and payable by the end of the term of the Earnout Note, if any, will be immaterial.

Preheat Notes

Effective February 10, 2006, we purchased all of the issued and outstanding stock of Preheat, Inc. for an aggregate acquisition price of $23.0 million, including $16.0 million in cash, 900,000 shares of common stock, $4.0 million in 5% promissory notes payable to certain stockholders (“Preheat Notes”) and the assumption of approximately $1.6 million in debt and other liabilities. The Preheat Notes consist of three separate notes with $2.7 million maturing in February 2008, and $0.5 million and $0.8 million maturing in February 2009.

Insurance Notes Payable

A portion of our property and casualty insurance premiums are financed through certain short-term installment loan agreements. The insurance notes are payable in monthly installments through August 2006 and accrue interest at rates ranging between 4.6% and 5.0%.

Related Party Transactions

During the three year period ended December 31, 2001, we privately placed with an affiliate subordinated debentures totaling $7.5 million, $3.4 million and $1.5 million, respectively. The debentures matured five years from their date of issue and accrued interest at various rates ranging from a fixed rate of 12% per annum to a variable rate of interest starting at 12% per annum and escalating to 20% per annum. In October 2000, we agreed to convert $4.6 million of the subordinated debentures into our Series A Preferred. In May 2001, we agreed to pay the affiliate $3.0 million cash plus issue to the affiliate $4.6 million of the Company’s Series B Preferred in satisfaction of all of the remaining outstanding subordinated debentures including accrued interest of $1.8 million. This transaction resulted in the affiliate agreeing to forgive $1.0 million of indebtedness, which was reflected as a capital contribution from the affiliate (See Note 9 to the Consolidated Financial Statement for the accounting for preferred stock). In February 2004 and April 2004, we issued $10 million and $5.05 million, respectively, of 6.5% Subordinated Convertible Debentures (See Note 4 to the Consolidated Financial Statements). The proceeds were used to redeem $8.2 million (7,475 shares) of the Series A Preferred Stock outstanding, including accrued dividends. The remaining 25 shares of Series A Preferred were redeemed in April 2004 for $0.03 million. At December 31, 2004 there are no Series A Preferred outstanding. During the first quarter of 2004, we redeemed 2,286 shares of the Series B Preferred for $2.4 million, including accrued dividends. In April 2004, we redeemed 2,285 shares of the total of 2,314 shares of the Series B Preferred outstanding for $2.5 million, including accrued dividends. At December 31, 2005, 29 shares of Series B Preferred Stock remain outstanding.

In connection with the original issuance of the subordinated debentures, we issued to the affiliate detachable warrants to purchase 1,912,833 shares of our common stock, of which 293,055 warrants were transferred in 2003 to settle certain litigation (See Note 9 to the Consolidated Financial Statements) and 858,678 warrants were cancelled in 2003. The balance of 761,100 warrants was exercised in the first quarter of 2004 at an exercise price of $2.25.

During 2003, we entered into an agreement to facilitate the private placement of approximately 1,650,000 shares of our common stock owned by an affiliate and certain investors. The sale of the stock covered by this agreement closed in the fourth quarter of 2003, resulting in our receipt of $0.4 million cash which is reflected as a reduction in our general and administrative expenses in the accompanying Consolidated Financial Statements.

During 2003, in order to facilitate a settlement of ongoing litigation between certain of our affiliates, we agreed to re-price and extend the maturity dates of certain warrants owned by the defendant affiliates but transferred in settlement of the litigation to the plaintiff affiliates. The exercise prices of the transferred warrants ranged from $2.25—$6.00 per share. The maturity dates of the transferred warrants ranged from November 1, 2004 to July 1, 2005. The transferred warrants were re-priced at $1.54 per share and the maturity dates were extended to November 1, 2006. Our statement of operations includes a non-recurring charge of approximately $0.1 million representing the differences in the fair market value of the originally issued warrants and the re-priced warrants. In 2004 all re-priced warrants were exercised.

On May 17, 2005, we entered into a Securities Purchase Agreement with certain of our affiliates and executive officers to issue up to $5.0 million of Series C Preferred in conjunction with the completion of the Term A Loan more fully described above. Our Series C Preferred is convertible into our common stock at a conversion price of $1.95 per share and includes detachable warrants to purchase up to 6,550,000 additional shares of our common stock at exercise prices ranging between $1.95 and $3.50 per share. The transactions contemplated by the Securities Purchase Agreement closed in two tranches. On May 17, 2005, the closing date of the first tranche, we issued an aggregate of 3,500 shares of Series C Preferred Stock and warrants to acquire 4,585,000 shares of our common stock, in exchange for $3,500,000. The second tranche closed on August 29, 2005, at which time the remainder of the Series C Preferred and warrants were issued generating proceeds of $1.5 million and we granted the remaining 1,965,000 warrants.

The Term A Loan and the Term B Loan restrict the payment of cash dividends. Consequently, the dividend obligation related to the Series C Preferred has been satisfied through the issuance of PIK dividends. The PIK dividends are paid through the issuance of additional shares of Series C Preferred. These additional shares of preferred stock do not have warrants attached to them. During the year ended December 31, 2005, 128 shares of Series C Preferred were issued as PIK dividends at par. In addition, during the three months ended March 31, 2006, 117 shares of Series C Preferred were issued as PIK dividends at par. Also, PIK dividends representing 116 shares of Series C Preferred were declared during that same period.

Critical Accounting Policies And Estimates

Use of Estimates

The discussion and analysis of financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Income Taxes

Deferred tax assets and liabilities are recognized for differences between the book basis and tax basis of our net assets. In providing for deferred taxes, we consider current tax regulations, estimates of future taxable income and available tax planning strategies. We have established reserves to reduce our net deferred tax assets to estimated realizable value. If tax regulations change, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of our net deferred tax assets and liabilities may be required. In making this determination, we have considered future income in assessing the ultimate recoverability of the recognized net deferred tax asset.

We record liabilities for environmental obligations when remedial efforts are probable and the costs can be reasonably estimated. Our estimates are based on currently enacted laws and regulations. As more information becomes available or environmental laws and regulations change, such liabilities may be required to be adjusted. Additionally, in connection with acquisitions, we obtain indemnifications from the seller related to environmental matters. If the indemnifying parties do not fulfill their obligations, adjustments of recorded amounts may be required.

We maintain insurance coverage for various aspects of our business and operations. We retain a portion of losses that occur through the use of deductibles and, to a limited extent, self-funded insurance programs. We regularly review estimates of reported and unreported claims and provide for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required.

Stock Based Compensation

Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations. We also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”. We adopted SFAS No. 123R using the modified prospective method and, accordingly, financial statement amounts for periods prior to the three months ended March 31, 2006 have not been restated to reflect the fair value method of recognizing compensation cost relating to non-qualified stock options.

Discontinued Operations

In accordance with SFAS No. 144 “Accounting for the Impairment and Disposal of Long-Lived Assets” (“SFAS No. 144”), we are accounting for the Brazoria market as a separate unit within American Helicopters, Inc. and have accounted for our exit from this market as discontinued operations in 2004. Effective June 30, 2005, we sold the equipment and related assets of our Aviation Transportation Services segment for a cash price of $11.0 million. The proceeds were used to repay advances under our Term A Loan and for additional working capital. See Note 9 to the March 31, 2006 Consolidated Financial Statements included herein.

In order to facilitate comparability between the periods, the revenues and expenses of the Aviation Transportation Services segment have been reclassified to income (loss) on discontinued operations in the accompanying financial information for the years ended December 31, 2001 through 2005 and the three months ended March 31, 2005. There was no effect on net income (loss) as a result of the reclassifications.

Impairment of Long-Lived Assets and Assets Held for Sale

We review our long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144. If the carrying amount of the asset, including any intangible assets associated with that asset, exceeds its estimated undiscounted net cash flow, before interest, we will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value.

Assets held for sale are recorded at the lower of their net book value or their net realizable value, which is determined based upon an estimate of their fair market value less the cost of selling the assets. An impairment is recorded to the extent that the amount that was carried on the books is in excess of the net realizable value. Assets held for sale at December 31, 2005 are comprised of eight marsh buggies. Three helicopters held for sale at December 31, 2004 totaling $3.5 million were disposed of during the three months ended March 31, 2005 generating proceeds of $573,000 and the extinguishment of lease obligations of approximately $2.9 million. An impairment loss of $0.6 million related to these helicopters was recognized during the year ended December 31, 2004 and there was no gain or loss recorded upon their disposition.

During the quarter ended June 30, 2005, the aviation-related improvements at the Mouton Cove facility were deemed to be impaired as a result of the sale of our Aviation Transportation Services segment. A charge was recorded against operations in the amount of $0.5 million reflecting the impairment of the value of that facility. The facility was not included in the sale of our Aviation Transportation Services segment.

Commitments and Contingencies

On June 30, 2004, we amended Restricted Stock Incentive Agreements with certain executive officers into Amended and Restated Incentive Agreements (collectively referred to hereinafter as the “Incentive Agreements”) that award stock and/or cash on various vesting dates. Under the terms and conditions of the Incentive Agreements, two executive officers received 40,454 shares and 50,000 shares. The stock was held in escrow, registered in the name of the executive officers, until it vested 100% on November 4, 2004. Tax equalization payments were also paid to the two executive officers totaling $0.1 million at June 30, 2004. The awards were fair valued at a per share price of $5.05 at June 30, 2004 and recorded, in full, as compensation expense of $0.5 million.

The Incentive Agreements also grant these executive officers the right to receive two cash payments each equal to the fair market value of 60,673 shares and 75,000 shares of our common stock, respectively, on the first business day following our annual stockholders’ meeting in 2005 and in 2006. The amounts of such stock-based awards to the executive officers on each vesting date may be paid in cash or, at the sole option of the Compensation Committee, in additional common stock, provided such shares are available for issuance pursuant to the terms of the Fourth Amended and Restated OMNI Energy Services Corp. Stock Incentive Plan (hereinafter the “Plan”). Such shares were not available until November 30, 2004, when the number of shares available under the Plan was increased after approval by the stockholders. From June 30, 2004 until November 30, 2004, the awards were accounted for under FASB Interpretation (FIN) No. 28 “Accounting for Stock Appreciation Right and Other Variable Stock Option or Award Plans” as a variable plan, which requires that compensation will be measured at the end of each period at the quoted market price of a share of our common stock and the change in the value of the incentive awards be charged to expense. As such, the awards were revalued at the end of each reporting period at the quoted market price of a share of our common stock. At November 30, 2004, the market value of a share of our common stock was $2.93 resulting in compensation expense under variable accounting of $0.5 million to be recognized through that date. Effective November 30, 2004, the Company amended these incentive agreements to provide for 100% vesting of the restricted stock and have put into escrow the number of shares of common stock to settle the award. Accordingly the previous unvested portion of the award was charged to expense which totaled $0.8 million and was recorded as compensation expense as of December 31, 2004.

We also entered into Stock-Based Award Incentive Agreements (hereinafter “SBA”) with certain executive officers on June 30, 2004. The SBA shall become computed and payable: (a) on the date of the Employee’s termination of employment (for any reason other than resignation or termination for cause), (b) 90 days after the executive’s death or disability or (c) upon a Change in Control. The executive managers were awarded 45% and 55%, respectively, of: (1) 10% of the fair market value (hereinafter “FMV”), defined as the average closing price per share on the NASDAQ National Market over the five prior trading days times the number of issued and outstanding shares of the Company, of a share of the Company’s common stock greater than or equal to $1.00 but less than $1.50, plus (2) 15% of the FMV of a share of the Company’s common stock greater than or equal to $1.50 but less than $2.50, plus (3) 20% of the FMV of a share of the Company’s common stock greater than or equal to $2.50 but less than $10.00, plus (4) 15% of the FMV of a share of the Company’s common stock greater than or equal to $10.00 but less than $20.00, plus (5) 10% of the FMV of a share of the Company’s common stock greater than or equal to $20.00. If no payments have been made, the right terminates on December 31, 2008 or upon termination of employment for resignation or cause, whichever occurs first. The intrinsic value of this award at March 31, 2006 is $9.7 million but no compensation expense has been recorded at March 31, 2006 because the award is contingent on future events, none of which are considered probable at March 31, 2006.

In addition, we entered into employment contracts with certain key executive management effective until various dates ranging from December 31, 2006 through February 2009 with automatic extensions for additional, successive one year periods, unless either party gives notice of non-renewal as provided for under the terms of the employment contracts.

In connection with the Trussco acquisition, we entered into employment contracts with three former Trussco stockholders effective until December 31, 2006 with automatic extensions for additional, successive one year periods commencing January 1, 2007, unless either party gives notice of non-renewal as provided for under the terms of the employment contracts. During 2005, two of these employment contracts were terminated.

In connection with the Preheat acquisition, we entered into employment contracts with the two former stockholders effective until December 31, 2007 with an automatic extension for one additional twelve month period commencing January 1, 2008, unless either party gives notice of non-renewal as provided under the terms of the employment contracts.

Trussco Earnout

In connection with the acquisition of Trussco, we issued to certain former stockholders of Trussco a promissory note (“Earnout Note”) that will earn interest at a rate of 5% per annum of the amount owed. Under the terms of the Earnout Note, we agree to pay these stockholders on or before June 30, 2007, the lesser of (i) the amount of $3 million, or (ii) the sum of the product of 3.12 times Trussco’s average annual EBITDA (earnings before interest, taxes, depreciation and amortization) for the 36-month period ending December 31, 2006, less the sum of $9 million, plus the long-term and former stockholder debt existing as of June 30, 2004 of Trussco that we assumed, which totaled $1.5 million.

On May 18, 2005, we entered into early Debt Extinguishment Agreements on $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note more fully described in Note 8 of our Consolidated Financial Statements contained herein. Under the terms of the Debt Extinguishment Agreements, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note, we agreed to (i) immediately issue 0.2 million shares of our common stock; and,

(ii) pay certain holders of the Stockholder Notes $1.0 million on or before August 16, 2005, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note. At December 31, 2005 and March 31, 2006, we had a $2.0 million contingent Earnout Note payable, none of which had been earned. Based upon current estimates, the amounts due and payable by the end of the term of the Earnout Notes, if any, will be immaterial.

Contractual Debt Obligations

We have the following contractual debt obligations as of March 31, 2006:

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	AFTER 4 YEARS
	(In thousands)
Long-term debt	$33,237	$3,515	$12,507	$17,215
Capital lease obligations	930	186	707	37
Line of credit	9,219	9,219	—	—
Insurance notes	891	891	—	—

Total Contractual Cash	$44,277	$13,811	$13,214	$17,252

We have the following operating lease commitments for the twelve month periods ended March 31,:

	PAYMENTS DUE BY PERIOD
	2007	2008	2009	2010
	(In thousands)
Operating leases	$423	$451	$173	$6

We believe that cash flow generated from operations in 2006 will be sufficient to fund our working capital needs, satisfy our debt service requirements and contractual commitments, and fulfill our un-financed capital expenditure needs for at least the next twelve months.

Off Balance Sheet Arrangements

As mentioned above, we have various vehicle and facilities leases which are classified as operating leases for reporting purposes. The total future commitments under these leases is $0.8 million.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk due to changes in interest rates, primarily in the United States. Our policy is to manage interest rates through the use of a combination of fixed and floating rate debt. We currently do not use any derivative financial instruments to manage our exposure to interest rate risk. The table below provides information about the future maturities of principal for outstanding debt instruments at March 31, 2006 subject to interest rate risk. All instruments described are non-traded instruments and approximated fair value.

	March 31,
	2007	2008	2009	2010	2011
	(Dollars in thousands)
Long-term debt
Fixed Rate	$579	$4,293	$1,968	$64	$94
Average interest rate	8.1%	5.5%	6.1%	7.9%	8.0%
Variable Rate	$3,122	$3,125	$3,828	$2,359	$14,735
Average interest rate	10.2%	10.2%	10.7%	10.9%	12.6%
Short-term debt
Fixed Rate	$891	—	—	—	—
Average interest rate	4.7%	—	—	—	—
Variable Rate	$9,219	—	—	—	—
Average interest rate	9.3%	—	—	—	—

Interest Rate Exposure

Our exposure to changes in interest rates primarily results from our long-term debt with both fixed and floating interest rates. The debt on our consolidated financial statements at March 31, 2006 with fixed interest rates totals $7.9 million. At March 31, 2006, 82% of our consolidated long-term debt was subject to variable interest rates. The detrimental effect of a hypothetical 100 basis point increase in interest rates would be to decrease net income before provision for income taxes by approximately $0.2 million for the year ended March 31, 2006.

Foreign Currency Risks

We transact 100% of our business in U.S. dollars, thus we are not subject to foreign currency exchange risks.

THE FUSION TRANSACTION

General

On November 11, 2005, we entered into the Purchase Agreement with Fusion Capital pursuant to which Fusion Capital agreed, under certain conditions, to purchase on each trading day $25,000 of our common stock up to an aggregate of $12.5 million over a 25 month period, subject to earlier termination at our discretion. In our discretion, we may elect to sell more of our common stock to Fusion Capital than the minimum daily amount. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $1.50. In addition, we are not required or permitted to issue any shares of common stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the Nasdaq National Market. At any time from November 11, 2005 until 30 days after we have sold $12.5 million of our stock to Fusion Capital, we have the right in our sole discretion to enter into a new purchase agreement with Fusion Capital for the purchase of up to $12.5 million. If we exercise such option we cannot enter into such a new agreement until all $12.5 million is purchased by Fusion Capital under the November 11, 2005 agreement.

Fusion Capital, the selling shareholder under this prospectus, is offering for sale up to 3,000,000 shares of our common stock. In connection with entering into the Purchase Agreement, we authorized the purchase by Fusion Capital of up to $12.5 million of our common stock and agreed to register up to 3,000,000 shares of our common stock. We have the right but not the obligation to issue more than 3,000,000 shares to Fusion Capital. In the event we elect to issue more than 3,000,000 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the U.S. Securities & Exchange Commission to cover such additional shares. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.

Purchase Of Shares Under The Purchase Agreement

Under the Purchase Agreement, on each trading day Fusion Capital is obligated to purchase a specified dollar amount of our common stock. Subject to our right to suspend such purchases at any time, and our right to terminate the Purchase Agreement at any time, each as described below, Fusion Capital shall purchase on each trading day during the term of the Purchase Agreement $25,000 of our common stock. This daily purchase amount may be decreased by us at any time. We also have the right to increase the daily purchase amount at any time by notifying Fusion Capital of the new daily purchase amount; provided however, we may not increase the daily purchase amount above $25,000 unless the purchase price is at least $2.75 per share for the five consecutive trading days immediately prior to the notification.

The purchase price per share is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive trading days prior to the date of a purchase by Fusion Capital.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading days in which the closing bid price is used to compute the purchase price. Fusion Capital may not purchase shares of our common stock under the Purchase Agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital. Fusion Capital has the right at any time to sell any shares purchased under the Purchase Agreement which would allow it to avoid the 9.9% limitation. Therefore, Fusion Capital has informed us that it does not expect to breach the 9.9% limitation.

The following table sets forth the amount of proceeds we would receive from Fusion Capital from the sale of shares of our common stock offered by this prospectus at varying purchase prices:

Assumed Average Purchase Price	Number of Shares to be Issued if Full Purchase	Percentage of Outstanding After Giving Effect to the Issuance to Fusion Capital(1)	Proceeds from the Sale of up to 2,750,000 Shares to Fusion Capital under the Purchase Agreement
$1.50(2)	2,750,000	15.8%	$4,125,000
$2.00(2)	2,750,000	15.8%	$5,500,000
$2.39(2)	2,750,000	15.8%	$6,572,500
$4.00	2,750,000	15.8%	$11,000,000
$5.00	2,500,000	14.7%	$12,500,000
$7.00	1,785,714	11.3%	$12,500,000
$8.00	1,562,500	10.2%	$12,500,000
$8.91(3)	1,402,918	9.4%	$12,500,000
$9.00	1,388,889	9.3%	$12,500,000

(1)	Based on 16,257,609 shares outstanding as of June 15, 2006. Includes the issuance of 250,000 shares of common stock issuable to Fusion Capital as a commitment fee and the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column.

(2)	In order to be in compliance with the Nasdaq National Market rules, we cannot be required to sell shares of our common stock to Fusion Capital at a price below $2.39, which represents the greater of the book value per share of our common stock or the closing price per share of our common stock on November 10, 2005. If we elect to sell our shares to Fusion Capital at a price per share below $2.39, we first would be required to obtain shareholder approval in order to be in compliance with the Nasdaq National Market rules.

(3)	Closing sale price of our common stock on June 15, 2006.

In connection with entering into the Purchase Agreement, we authorized the sale to Fusion Capital of up to $12.5 million of our common stock. We agreed to register 3,000,000 shares of our common stock under the Purchase Agreement (which includes the 177,000 shares issued and 73,000 shares issuable to Fusion Capital as the commitment fee), all of which are included in this offering. We have the right to terminate the Purchase Agreement without any payment or liability to Fusion Capital at any time. We have the right but not the obligation to sell more than 3,000,000 shares to Fusion Capital. In the event we elect to sell more than the 3,000,000 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the Securities and Exchange Commission.

Minimum Purchase Price

Under the Purchase Agreement, we have set a minimum purchase price (“floor price”) of $1.50. However, we shall not effect any sales under the Purchase Agreement and Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price would be less than the floor price. Specifically, Fusion Capital shall not have the right or the obligation to purchase shares of our common stock on any trading day that the market price of our common stock is below $1.50.

In addition to floor price restriction, in order to be in compliance with the Nasdaq National Market rules, we cannot be required to sell shares of our common stock to Fusion Capital at a price below $2.39, which represents the greater of the book value per share of our common stock or the closing price per share of our common stock on November 10, 2005. If we elect to sell our shares to Fusion Capital at a price per share below $2.39, we first would be required to obtain shareholder approval in order to be in compliance with the Nasdaq National Market rules.

Our Right to Suspend Purchases

We have the unconditional right to suspend purchases at any time for any reason effective upon one trading day’s notice. Any suspension would remain in effect until our revocation of the suspension. To the extent we need to use the cash proceeds of the sales of common stock under the Purchase Agreement for working capital or other business purposes, we do not intend to restrict purchases under the Purchase Agreement.

Our Right To Increase and Decrease the Amount to be Purchased

Under the Purchase Agreement, Fusion Capital has agreed to purchase on each trading day during the 25 month term of the Purchase Agreement, $25,000 of our common stock up to an aggregate of $12.5 million. We have the unconditional right to decrease the daily amount to be purchased by Fusion Capital at any time for any reason effective upon one trading day’s notice.

In our discretion, we may elect to sell more of our common stock to Fusion Capital than the minimum daily amount. First, in respect of the daily purchase amount, we have the right to increase the daily purchase amount as the market price of our common stock increases. Specifically, for every $0.25 increase in Threshold Price above $2.50, the Company shall have the right to increase the daily purchase amount by up to an additional $5,000. For example, if the Threshold Price is $3.25 we would have the right to increase the daily purchase amount to up to an aggregate of $40,000. The “Threshold Price” is the lowest sale price of our common stock during the five trading days immediately preceding our notice to Fusion Capital to increase the daily purchase amount. If at any time during any trading day the sale price of our common stock is below the Threshold Price, the applicable increase in the daily purchase amount will be void.

In addition to the daily purchase amount, we may elect to require Fusion Capital to purchase on any single trading day our shares in an amount up to $500,000 provided that our share price is above $5.00 during the five trading days prior thereto. The price at which such shares would be purchased will be the lowest Purchase Price (as defined above) during the previous fifteen (15) trading days prior to the date that such purchase notice was received by Fusion Capital. We may increase this amount to $1,000,000 if our share price is above $7.50 during the five trading days prior to our delivery of the purchase notice to Fusion Capital. We may deliver multiple purchase notices; however at least ten (10) trading days must have passed since the most recent non-daily purchase was completed. The daily purchases shall be suspended for ten (10) trading days each time any such notice is delivered.

Events of Default

Generally, Fusion Capital may terminate the Purchase Agreement without any liability or payment to the Company upon the occurrence of any of the following events of default:

•	the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of three consecutive trading days;

•	the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq SmallCap Market, the New York Stock Exchange or the American Stock Exchange;

•	the transfer agent’s failure for five trading days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the Purchase Agreement;

•	our breach of any representations or warranties or covenants contained in the Purchase Agreement or any related agreements, which breach could have a material adverse effect on us subject to a cure period of ten trading days;

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

•	a material adverse change in our business.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the Purchase Agreement. Such notice shall be effective one trading day after Fusion Capital receives such notice.

Effect of Performance of the Purchase Agreement on Our Shareholder

All shares registered in this offering will be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from the date of this prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all of the shares of common stock registered in this offering, and it may sell some, none or all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount, (2) suspend purchases of the common stock by Fusion Capital and (3) terminate the Purchase Agreement.

No Short-Selling or Hedging by Fusion Capital

Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Commitment Shares Issued to Fusion Capital

Under the terms of the Purchase Agreement Fusion Capital has received 177,000 shares of our common stock as a commitment fee. In connection with each purchase of our common stock by Fusion Capital, we will issue up to 73,000 shares of common stock to Fusion Capital as an additional commitment fee. These additional shares will be issued pro rata based on the proportion that a dollar amount purchased by Fusion bears to the $12.5 million aggregate amount under the Purchase Agreement. Unless an event of default occurs, these shares must be held by Fusion Capital until 25 months from the date of the Purchase Agreement or the date the Purchase Agreement is terminated.

No Variable Priced Financings

Until the termination of the Purchase Agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any variable priced equity or variable priced equity-like securities unless we have obtained Fusion Capital’s prior written consent.

BUSINESS AND PROPERTIES

General

OMNI Energy Services Corp. is an oilfield service company specializing in providing an integrated range of (i) onshore seismic drilling, operational support, permitting, and survey services to geophysical companies operating in logistically difficult and environmentally sensitive terrain; and (ii) dock-side and offshore, hazardous and non-hazardous oilfield waste management and environmental cleaning services, including tank and vessel cleaning and safe vessel entry for oil and gas companies operating primarily in the Gulf of Mexico. We also have a large fleet of oilfield equipment available for leasing on a daily basis. At December 31, 2005 we operated in two business divisions—Seismic Drilling and Environmental Services. As more fully described herein, we sold our Aviation Transportation Services segment effective June 30, 2005. This division provided helicopter transportation services to oil and gas companies operating in the shallow waters of the Gulf of Mexico as well as helicopter support services to our Seismic Drilling Division. We currently operate in four business segments: Seismic Drilling (which includes seismic drilling, permitting and survey services), Environmental Services, Equipment Leasing and Other Services (which includes metal stress relieving and wellhead installations).

We were founded in 1987, as OMNI Drilling Corporation, to provide drilling services to the geophysical industry. In July 1996, OMNI Geophysical, L.L.C. acquired substantially all of the assets of OMNI Geophysical Corporation, the successor to the business of OMNI Drilling Corporation. We were formed as a Louisiana corporation on September 11, 1997 to acquire all of the outstanding common units of OMNI Geophysical, L.L.C.

Our principal executive officers are located at 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520, and our telephone number is (337) 896-6664. The address of our website is www.omnienergy.com. Information on our website is not part of this prospectus. For additional information about us and our business, see “Where You Can Find More Information” on page 51.

Seismic Drilling. The principal market of our Seismic Drilling division is the marsh, swamp, shallow water and contiguous dry land areas along the Gulf of Mexico (the “Transition Zone”), primarily in Louisiana and Texas, where we are a leading provider of seismic drilling support services. In 1997, we commenced operations in the mountainous regions of the western United States, and in 2003 we initiated seismic drilling activities in various Transition Zone regions of Mexico.

We own and operate a fleet of specialized seismic drilling and transportation equipment for use in the Transition Zone. We believe we are the only company that currently can both provide an integrated range of seismic drilling, permitting, survey and helicopter support services in all of the varied terrain of the Transition Zone and simultaneously support operations for multiple, large-scale seismic projects. In 2002, we acquired all of the assets of AirJac Drilling, a division of Veritas Land DGC. With this acquisition, we became the largest domestic provider of seismic drilling support services to geophysical companies.

Environmental Services. We provide dock-side and offshore, hazardous and non-hazardous oilfield waste management and environmental cleaning services, including drilling rig, tank and vessel cleaning, safe vessel entry, naturally occurring radioactive material (“NORM”) decontamination, platform abandonment services, pipeline flushing, gas dehydration, and hydro blasting. Demand for our dock-side vessel and tank cleaning and non-hazardous waste treatment businesses are primarily driven by drilling and well-site abandonment activity in the shallow waters of the Gulf of Mexico, as reflected by the drilling rig count. Much of the cleaning and waste treatment is from residual waste created in the drilling process.

Equipment Leasing. We completed the acquisition of Preheat, Inc. effective February 10, 2006. Preheat is a premier provider of rental equipment and specialized environmental services principally to drilling contractors operating in the Gulf of Mexico. Preheat has a vast fleet of rental equipment including pressure washers, reverse osmosis machines and steam cleaners. In addition to the oilfield rental equipment, Preheat offers wellhead installation, stress relieving services and environmental pit cleaning services to drilling contractors. Preheat operates from locations in Belle Chasse and Broussard, Louisiana and Freer, Texas.

Aviation Transportation. We operated our Aviation Transportation Services segment for approximately six months during 2005. Within our Aviation Transportation Services segment, we operated a fleet of 20 company-owned and leased helicopters, and one fixed-wing aircraft, from bases or heliports located along the Gulf Coast regions of Louisiana. Our land-based aviation customers were primarily geophysical companies operating in various regions of the United States. Our offshore aviation customers included oil and gas companies operating primarily in the shallow waters of the Gulf of Mexico. Our aviation services were utilized by oil and gas exploration and production companies and other offshore service companies for routine offshore transportation and, to transport personnel during medical and safety emergencies and to evacuated personnel during the threat of hurricane and other adverse weather conditions.

We maintained an inventory of aviation maintenance parts, turbine engines and other miscellaneous flight equipment used in connection with providing aviation services to our customers. As part of our expansion program, we acquired American Helicopters, Inc. in 2003.

Effective June 30, 2005 we sold the equipment and related assets of our Aviation Transportation Services segment for a cash price of $11.0 million.

Industry Overview

Seismic drilling. Seismic data generally consists of computer-generated three-dimensional (“3-D”) images or two-dimensional (“2-D”) cross sections of subsurface geologic formations and is used in the exploration of new hydrocarbon reserves and as a tool for enhancing production from existing reservoirs. Onshore seismic data is acquired by recording subsurface seismic waves produced by an energy source, usually dynamite, at various points (“source points”) at a project site. Historically, 2-D surveys were the primary technique used to acquire seismic data. However, advances in computer technology have made 3-D seismic data, which provides a more comprehensive geophysical image, a practical and capable oil and gas exploration and development tool. 3-D seismic data has proven to be more accurate and effective than 2-D data at identifying potential hydrocarbon-bearing geological formations. The use of 3-D seismic data to identify locations to drill both exploration and development wells has improved the economics of finding and producing oil and gas reserves, which in turn has created increased demand for 3-D seismic surveys and seismic support services.

Oil and gas companies generally contract with independent geophysical companies to acquire seismic data. Once an area is chosen for seismic analysis, permits and landowner consents are obtained, either by us, by the geophysical company or by special permitting agents. The geophysical company then determines the layout of the source and receiving points. For 2-D data, the typical configuration of source and receiving points is a straight line with a source point and small groups of specialized sensors (“geophones”) or geophone stations placed evenly every few hundred feet along the line. For 3-D data, the configuration is generally a grid of perpendicular lines spaced a few hundred to a few thousand feet apart, with geophone stations spaced evenly every few hundred feet along one set of parallel lines, and source points spaced evenly every few hundred feet along the perpendicular lines. This configuration is designed by the geophysical company to provide the best imaging of the targeted geological structures while taking into account surface obstructions such as water wells, oil and gas wells, pipelines and areas where landowner consents cannot be obtained. A survey team then marks the source points and geophone locations, and the source points are drilled and loaded with dynamite.

After the source points have been drilled and loaded and the network of geophones and field recording boxes deployed over a portion of the project area, the dynamite is detonated at a source point. Seismic waves generated by the blast move through the geological formations under the project area and are reflected by various subsurface strata back to the surface where they are detected by geophones. The signals from the geophones are collected and digitized by recording boxes and transmitted to a central recording system. In the case of 2-D data, the geophones and recording devices from one end of the line are then shuttled, or “rolled forward,” to the other end of the line and the process is repeated. In the case of 3-D data, numerous source points, typically located between the first two lines of a set of three or four parallel lines of geophone stations, are activated in sequence. The geophone stations and recording boxes from the first of those lines are then rolled forward to form the next line of geophone stations. The process is repeated, moving a few hundred feet at a time, until the entire area to be analyzed has been covered.

After the raw seismic data has been acquired, it is sent to a data processing facility. The processed data can then be manipulated and viewed on computer workstations by geoscientists to map the subsurface structures to identify formations where hydrocarbons are likely to have accumulated and to monitor the movement of hydrocarbons in known reservoirs. Domestically, seismic drilling and survey services are typically contracted to companies, such as OMNI, as geophysical companies have found it more economical to outsource these services and focus their efforts and capital on the acquisition and interpretation of seismic data.

Environmental Services. We provide specialized environmental cleaning and maintenance equipment and trained personnel to oil and gas companies operating in the Gulf Coast region of the United States. We also assist production operators in the maintenance and replacement of anodes, mist extractors, valves, glycol systems, chemical electric units and fire tubes. Our customer list includes more than 225 major and independent oil and gas companies operating in the Gulf of Mexico, and one customer accounted for more than 10% of this business unit’s revenues. The demand for our environmental services is directly impacted by offshore drilling and production activity in the Gulf of Mexico. Our dock side services are dependent upon the movement of vessels from offshore production platforms or drilling rigs which operate twenty-four hours a day, seven days a week, 365 days a year.

We charge for our environmental services on a time and materials basis. Our ability to successfully secure and maintain future environmental services for our customers is dependent upon our ability to provide quick, safe and efficient maintenance and cleaning services at a competitive price. Project backlogs are maintained for NORM decontamination, abandonment and decommissioning and scheduled offshore maintenance.

Equipment Leasing. With our acquisition of Preheat in February 2006, we have expanded the list of equipment and services which we offer to customers. We now have a vast fleet of rental equipment including pressure washers, reverse osmosis systems and steam cleaners available for rent to drilling contractors operating in the Gulf of Mexico region. Additionally, services offered by Preheat include wellhead installation and stress relieving. As a complement to our environmental services division, Preheat offers environmental pit cleaning services.

Preheat charges for its rental equipment on a daily basis. Wellhead installations and stress relieving are billed on a “per job” basis. Our ability to successfully secure and maintain future rental and service opportunities with Preheat customers is dependent upon our ability to continue to provide high-quality, dependable rental equipment and reliable services to these customers at a competitive price.

Description of Operations

We provide an integrated range of services including (i) onshore seismic drilling, operational support, permitting, and surveying to geophysical companies operating in logistically difficult and environmentally sensitive terrain in the United States and (ii) dock-side and offshore, hazardous and non-hazardous oilfield waste management and environmental cleaning services, including tank and vessel cleaning and safe vessel entry for oil and gas companies operating in the Gulf of Mexico. With the acquisition of Preheat in February 2006, we now have available an extensive fleet of oilfield rental equipment for our customers.

Seismic drilling. Our primary activity is the drilling and loading of source points for seismic analysis. Once the geophysical company has plotted the various source points and a survey crew has marked their locations, our drill crews are deployed to drill and load the source points.

In the Transition Zone, we use water pressure rotary drills mounted on various types of vehicles to drill the source holes. The nature, accessibility and environmental sensitivity of the terrain surrounding the source point determine the type of vehicle used. Transition Zone source holes are generally drilled to depths of 40 to 180 feet, depending on the nature of the terrain and the needs of the geophysical company. We generally use ten-foot sections of drill pipe that are carried with the drilling unit. Our Transition Zone vehicles are typically manned with a driver and one or two helpers. The driver is responsible for maneuvering the vehicle into position and operating the drilling unit, while the helper sets and guides the drill into position, attaches the drilling unit’s water source, if drilling in dry areas, and loads the drill pipe sections used in the drilling process. Once the hole has been drilled to the desired depth, it is loaded with dynamite, which is carried onboard our vehicles in special containers. The explosive charge is set at the bottom of the drill hole and then tested to ensure that the connection has remained intact. Once the charge has been tested, the hole is plugged in accordance with local, state and federal regulations and marked so that the geophysical company can identify it for detonation at a later date. This process is repeated throughout the survey area until all source points have been drilled and loaded.

In seismic rock drilling, we use compressed air rotary/hammer drills to drill holes that are typically shallower than Transition Zone holes. Rock drills are manned by a two-man or three-man crew and are transported to and from locations by hand, surface vehicle or helicopter. Once the hole has been drilled to the desired depth, it is loaded with explosives, which are delivered to the job site in an explosive magazine carried by hand, vehicle or helicopter.

Operational support. We are able to coordinate a variety of related services to customers performing 3-D seismic data acquisition projects that produce significant economies of scale and value. Our substantial base of experience gained from years of work supporting 3-D seismic projects enables us to provide significant pre-job planning information to the customer during job design analysis. Typical 3-D seismic data acquisition projects in the field involve large amounts of equipment, personnel and logistics coordination. Coordination of movements between permitting, drilling, survey and recording crews is of critical importance to timely, safe and cost effective execution of the job. We have a pool of senior field supervisors, who have broad seismic industry experience and are able to coordinate the activities of drill crews, permit agents and survey teams with the recording crews to achieve improved results. These personnel also have the ability to recommend changes to the customer field representatives in the manner of executing the job in the field to improve performance and reduce costs. By having the ability to perform significant field coordination, we are able to streamline field decision making and information flow and reduce customer overhead costs that otherwise would be required to perform these supervisory tasks. We also have one of the industry’s leading Health, Safety and Environmental (“HSE”) programs. The involvement of our experienced personnel monitoring HSE field practices greatly reduces customer involvement in this area. By offering the only integrated combination of seismic drilling, permit acquisition, seismic survey and operational support, in addition to an equipment fleet that is one of the largest in terms of number of units and most diverse in the industry, we provide significant operational advantages to the customer.

Permitting. We maintain a “Geophysical Permit Acquisition Division.” Our staff of contract permit agents first conducts research in public land title records to determine ownership of the lands located in the seismic projects. The permit agents then contact, negotiate and acquire permits and landowner consents for the survey, drilling and recording crews to conduct their operations. Throughout the seismic data acquisition process, the permit agents assist the crews in the field with landowner relations and permit restrictions in order to reduce field-crew downtime for noncompliance with landowner requests. Our permit services are enhanced with the assistance of a proprietary database software program specifically designed for efficient management of seismic projects.

Survey. Once all permits and landowner consents for a seismic project have been obtained and the geophysical company has determined the placement of source and receiving points, contract survey crews are sent into the field to plot each source and receiving point prior to drilling. We employ both GPS (global positioning satellite) equipment, which is more efficient for surveying in open areas, and conventional survey equipment, which is generally used to survey wooded areas. We have successfully integrated both types of equipment in order to complete projects throughout the varied terrain of the Transition Zone and elsewhere. In addition, the contract survey crews have access to our extensive fleet of specialized transportation equipment, as opposed to most other survey companies, which must rent this equipment.

Fabrication and maintenance. At our Carencro facilities, we perform all routine repairs and maintenance for our Transition Zone and highland drilling equipment. We design and fabricate aluminum marsh all terrain vehicles (ATV’s), a number of our support boats and pontoon boats, and the drilling units that we use on all of our Transition Zone equipment. We purchase airboats directly from the manufacturer and then modify the airboats to install the drilling equipment. We have also designed and built a limited number of highland drilling units by installing our drilling equipment on tractors bought directly from the manufacturer. We also fabricate rock-drilling equipment and have the capability of fabricating other key equipment, such as swamp ATV’s. Because of our ability to fabricate and maintain much of our equipment, we do not believe that we are dependent on any one supplier for our drilling equipment or parts.

Environmental services. We are an environmental and maintenance service contractor working primarily for onshore and offshore oil and gas companies. Our environmental services unit (Trussco, Inc.) provides equipment and personnel to perform environmental cleaning services including drilling rig, tank and vessel cleaning, NORM decontamination, platform abandonment services, pipeline flushing, hydro blasting and gas dehydration services. We operate in the onshore, dockside and offshore regions of the Gulf of Mexico where we are considered to be the leading provider of such environmental services. Our cleaning operations are performed at six locations along the Louisiana Gulf Coast.

Equipment leasing. As mentioned above, we acquired Preheat in February 2006. Preheat has a vast fleet of rental equipment including pressure washers, reverse osmosis systems and steam cleaners available for rent to drilling contractors in the Gulf of Mexico region. Additionally, the services offered by Preheat include wellhead installation and stress relieving. As a complement to our environmental services division, Preheat offers environmental pit cleaning services. The rental and services operations are serviced from three locations.

Facilities and Equipment

Facilities. Our corporate headquarters are located on 34 acres of land situated in Carencro, Louisiana. The building was constructed in 1998 and provides approximately 20,000 square feet of office space. It is located adjacent to our primary repair and maintenance facilities. Our environmental units operate from land and dock-side bases located along the Louisiana Gulf Coast.

Seismic drilling facilities. Our primary fabrication and maintenance facilities are situated in a building located adjacent to our corporate headquarters. The building provides approximately 28,000 square feet of covered maintenance and fabrication space.

Environmental services facilities. The primary executive offices for our Environmental Services Unit are located in the Carencro, Louisiana facility. Our primary operations and offshore cleaning support facility is also located in Carencro, Louisiana. We maintain six leased facilities along the Louisiana Gulf Coast to support our cleaning and maintenance operations. These locations include Cameron, Intracoastal City, Morgan City, Fourchon and Venice, Louisiana. Fourchon is Louisiana’s largest and busiest deep water port. Our NORM decontamination site is located in a separate facility also in Intracoastal City, Louisiana.

As a result of Hurricanes Katrina and Rita in the third quarter of 2005, we sustained damage to our Gulf Coast environmental facilities. Damages to our facilities and to the municipal infrastructure caused interruptions in services from these facilities. With the exception of our facility in Venice, Louisiana, all of our facilities were operational by the end of the fourth quarter of 2005. The Venice facility remains closed awaiting repairs to the municipal infrastructure and resumption of municipal services.

Equipment leasing facilities. Our primary operations facilities for our Equipment Leasing Unit are located in leased facilities in Broussard and Belle Chasse, Louisiana. We also maintain a leased satellite location in Freer, Texas.

Transition zone transportation and drilling equipment. Because of the varied terrain throughout the Transition Zone and the prevalence of environmentally sensitive areas, we employ a wide variety of drilling vehicles. We believe that we are the only company currently operating in the Transition Zone that owns and operates all of the following types of equipment:

Types of Equipment	Number of Units as of December 31, 2005
Highland Drilling Units (1)	73
Water Buggies	58
Aluminum Marsh ATV’s	23
Stainless Steel Marsh ATV’s (2)	8
Airboat-Drilling Units	40
Swamp ATV’s	30
Pullboats	21
Pontoon Boats	15
Jack-Up Rigs	1
Skid-Mounted Drilling Units (3)	20
Heli-portable and Seismic Rock Drilling Equipment	20

(1)	Sixteen of these drilling units are currently dedicated to seismic rock drilling operations outside of the Transition Zone.

(2)	This equipment is currently held for sale (see Note 1 “Property, Plant and Equipment” to the Consolidated Financial Statements).

(3)	One of these drilling units is currently located outside of the Transition Zone.

Because of our extensive fleet of Transition Zone transportation and seismic drilling equipment, much of which we fabricated, we believe that we are the only company that currently can provide an integrated range of seismic drilling and survey services in all of the varied terrain of the Transition Zone and simultaneously support operations for multiple, large-scale seismic projects.

Highland drilling units and water buggies. We currently own and operate 73 highland drilling units for seismic drilling in dry land areas, 16 of which are currently dedicated to our seismic rock drilling operations outside of the Transition Zone. These units generally consist of a tractor-like vehicle with a drilling unit mounted on the rear of the vehicle. This highland drilling unit can be driven over land from point to point and is accompanied by a unit referred to as a “water buggy” (of which we own 58) that carries water required for water pressure rotary drills. This type of vehicle is used around the world for this type of terrain.

Marsh ATV’S. The environmentally sensitive wetlands along the U.S. Gulf Coast contain water grasses on dry land and in shallow water and areas mixed with open water are referred to as marsh areas. Marsh ATV’s, which are amphibious vehicles supported by pontoons that are surrounded by tracks, are used to provide seismic drilling services in the marsh areas. The pontoons enable the marsh ATV to float while the tracks propel the vehicle through the water and over dry marsh areas. Each marsh ATV is equipped with a drilling unit and a backhoe for digging a small hole to collect water necessary for drilling.

Some marsh areas have sufficient surrounding water to support drilling without an external water source, but often water must be pumped into the area from a remote water source or a portable supply must be carried by the marsh ATV.

We own and operate 31 marsh ATV’s, of which eight are made of stainless steel and 23 are made of aluminum. All of the stainless steel marsh ATV’s are currently held for sale. The aluminum ATV’s are lighter than steel vehicles and are specifically designed for the environmentally sensitive areas typically found in marsh terrain. Landowner consents will often require the use of aluminum ATV’s in an effort to reduce the environmental impact of seismic drilling. The aluminum marsh ATV is the most widely accepted marsh vehicle for drilling operations in all Louisiana’s state and federal refuges. We fabricated our own aluminum marsh ATV’s at our facilities in Carencro, Louisiana.

Airboat drilling units. We own and operate 40 airboat-drilling units. An airboat-drilling unit consists of a drilling unit fabricated and installed on a large, three-engine airboat. Because of their better mobility, airboat-drilling units are used in shallow waters and all marsh areas where sufficient water is present.

Swamp ATV’S and pullboats. Wooded lowlands typically covered with water are referred to as the “swamp areas” of the Transition Zone. Our swamp ATV’s are used to provide drilling services in these areas. Swamp ATV’s are smaller, narrower versions of the marsh ATV’s. The smaller unit is needed in swamp areas due to the dense vegetation typical in this terrain.

Because of its smaller size, the swamp ATV uses a skid-mounted drilling unit installed in a pullboat, a non-motorized craft towed behind the swamp ATV. We own and operate 30 swamp ATV’s and 21 pullboats. Swamp ATV’s are also used in connection with survey operations in swamp areas.

Pontoon boats. We own and operate 15 pontoon boats that are used in shallow or protected inland bays and lakes and shallow coastal waters. Each pontoon boat uses a skid-mounted drilling unit installed on board.

Jack-up rigs. When a seismic survey requires source points to be drilled in deeper inland bays or lakes or in deeper coastal waters, we use jack-up rigs equipped with one of our skid-mounted drilling units. Seismic activity in water deeper than approximately 20 feet is generally conducted by using offshore seismic techniques that do not include the drilling and loading of source points. We currently have one jack-up rig.

Skid-mounted drilling units. A skid-mounted drilling unit is a drilling unit mounted on I-beam supports, which allows the drilling unit to be moved easily between pullboats, pontoon boats, jack-up rigs and other equipment we operate based on customer needs. We manufacture our skid-mounted drilling units at our facilities in Carencro, Louisiana and we own 20 of these units. One of the units is located outside of the Transition Zone.

Heli-portable and seismic rock drilling equipment. We have 20 heli-portable and man-portable drilling units dedicated to seismic rock drilling. We also have the ability to manufacture our own heli-portable and man-portable seismic rock-drilling units, and often export and provide servicing of heli-portable and man-portable drilling units.

Miscellaneous. We own and operate 88 single engine airboats and 21 outboard powered boats, which we use to ferry personnel and supplies to locations throughout the Transition Zone. We also maintain a fleet of five tractor-trailer trucks and numerous other trucks, trailers and vehicles to move our equipment and personnel to projects throughout the Transition Zone.

Environmental equipment. The following table sets forth the type and quantity of our key equipment operated by our Environmental division:

Types of Equipment	Number of units as of December 31, 2005
Offshore Tool House Cleaning Packages	4
Offshore Skid Cleaning Packages	12
Dockside & Land Tank Cleaning Packages	11
Air Compressors	30
Steam / Degas Generators	4
Liquid Vacuum Truck (60BBL)	2
Wet / Dry Vacuum Truck (80BBL)	3
Trailer Mounted Vacuum Units	2
Water Blasters (10K - 40K)	3
15 BBL Cutting Boxes (Disposal)	19
NORM Pipe Decontamination System	1

Equipment Leasing. The following table sets for the type of and quantity of our key equipment available for rental in our equipment rental division as a result of our acquisition of Preheat in early 2006:

Types of Equipment	NUMBER OF UNITS
Pressure Washers	375
Wellhead Units	23
Stress Relieving Units	7
Reverse Osmosis Units	12
Water Blasters	13
Vacuum Units	115
Pit Cleaning Units	5
Mud Savers	36
Oilfield Fans	109

Materials and Equipment

The principal materials and equipment used in our seismic drilling operations, which include drills, heli-portable and man-portable drills, drill casings, drill bits, engines, gasoline and diesel fuel, dynamite, aluminum and steel plate, welding gasses, trucks and other vehicles, are currently in adequate supply from many sources. We do not depend upon any single supplier or source for such materials.

Environmental cleaning equipment and materials such as compressors, pressure washers, diaphragm pumps, electric generators, water blasters, vacuum trucks, hoses, personnel protection equipment, and cleaning agents are readily available from many sources throughout the Gulf of Mexico Region. We do not depend upon any single supplier or source for such materials.

Safety and Quality Assurance

We maintain a stringent safety assurance program to reduce the possibility of accidents. Our Quality, Health, Safety and Environmental (“QHSE”) department establishes guidelines to ensure compliance with all applicable state and federal safety regulations and provides training and safety education, including first aid and CPR training, through orientations for new employees. Our QHSE manager reports directly to our Chief Executive Officer and supervises six QHSE field advisors and one instructor who provides Occupational Safety and Health Act (“OSHA”) mandated training. In addition, Preheat also employs one QHSE field advisor. We believe that our safety program and commitment to quality are vital to attracting and retaining customers and employees.

Each drilling crew is supervised at the project site by a field supervisor and, depending on the project’s requirements, an assistant supervisor and powderman who is in charge of all explosives. For large projects or when required by a customer, a separate advisor from our QHSE department is also located at the project site. Management is provided with daily updates for each project and believes that our daily review of field performance together with the on-site presence of supervisory personnel helps ensure high quality performance for all of our projects.

Environmental employees work in many facilities, most of which have site specific requirements. Our crews attend pre-job meetings to formulate job specific work plans. These plans are monitored and audited by our supervisors and in-house QHSE Advisors.

We have implemented an extensive program that provides training for these adverse conditions. In addition to our internal requirements, our employee training is conducted in accordance with federal, state and customer requirements.

Customers, Marketing and Contracting

Customers. Historically, our customers have primarily been geophysical companies, although in many cases the oil and gas company participates in determining which drilling, permitting or survey company will be used on our seismic projects. A few customers have historically generated a large portion of our seismic drilling revenue. For example, our largest customers (those which individually accounted for more than 10% of revenue in a given year, listed alphabetically) collectively accounted for 71% (Quantum Geophysical, Seismic Exchange and Veritas DGC), 50% (PGS, Quantum Geophysical, Seismic Exchange and Veritas DGC) and 38% (Quantum Geophysical and Veritas DGC) of revenue for fiscal 2003, 2004 and 2005, respectively, all of which relate to the drilling division. While we expect oil and gas companies utilizing our environmental and newly acquired rental equipment services will eventually comprise a greater share of our revenue base, we currently derive a significant amount of our revenue from a small number of large geophysical companies and independent oil and gas operators. The loss of one of these significant customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business and operations.

The majority of our customers are engaged in the oil and gas industry. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economics and industry conditions. We do not generally require collateral in support of trade receivables, but we do maintain reserves for credit losses. Actual losses have historically been within expectations.

Marketing. Our Seismic Drilling services have traditionally been marketed by our principal executive officers. We believe that this marketing approach helps us preserve long-term relationships established by our executive officers. Even as our geographical and service capabilities expand, we intend to continue implementing these marketing efforts in both the Transition Zone and in the Rocky Mountain region from our principal offices in Carencro, Louisiana.

Our Environmental services are marketed from offices in Louisiana and Texas using eight sales representatives—five dockside and three corporate. Preheat’s equipment and services are marketed from offices in Louisiana and Texas.

Contracting – Seismic drilling. We generally contract with our customers for seismic drilling services on a unit-price basis, either on a “per hole” or “per foot” basis. These contracts are often awarded after a competitive bidding process. We price our contracts based on detailed project specifications provided by the customer, including the number, location and depth of source holes and the project’s completion schedule. As a result, we are generally able to make a relatively accurate determination prior to pricing a contract of the type and amount of equipment required to complete the contract on schedule.

Because of unit-price contracting, we sometimes bear a portion of the risk of production delays that are beyond our control, such as those caused by adverse weather. We often bill the customer standby charges if our operations are delayed due to delays in permitting or surveying or for other reasons within the geophysical company’s control.

Contracting – permitting services. We contract with our customers for permitting services on a day rate or per project basis. Under the per project basis, revenue is recognized when certain percentages of the permitting process are completed. Contracts are often awarded to us only after competitive bidding. In the case of the per project basis, we determine the price after we have taken into account such factors as the number of permit agents, the number of permits and the detailed project specification provided by the customer.

Contracting – survey services. We contract with our customers for seismic survey services on a day rate or per mile basis. Under the per mile basis, revenue is recognized when the source or receiving point is marked by one of our survey crews. Contracts are often awarded to us only after competitive bidding. In each case, the price is determined after we have taken into account such factors as the number of surveyors and other personnel, the type of terrain and transportation equipment, and the precision required for the project based on detailed project specifications provided by the customer.

Contracting – environmental services. We generally bill for our environmental cleaning and maintenance services on a time and materials basis. Our customer list includes more than 225 major and independent oil and gas companies operating in the Gulf of Mexico. Our success in securing projects is often dependent on our ability to immediately provide personnel that operate in a quick, safe and efficient manner at a competitive price.

Contracting – equipment leasing. We generally bill our customers for equipment leasing on a monthly basis. Equipment is generally leased to our customers on a “per day” rate. Our customer list includes major and independent oil and gas companies operating in the Gulf of Mexico. Our success is dependent upon maintaining our fleet of quality equipment and having the equipment available to our customers on short notice.

Competition

Seismic drilling. The principal competitive factors for seismic drilling services are price and the ability to meet customer schedules, although other factors including safety, capability, reputation and environmental sensitivity are also considered by customers when deciding upon a provider of seismic drilling services. We have a limited number of competitors in the Transition Zone and numerous smaller competitors in the highland areas in which we operate. We believe that no other company operating in the Transition Zone owns a fleet of Transition Zone seismic drilling equipment as varied or as large as ours. Our extensive and diverse equipment base allows us to provide drilling services to our customers throughout the Transition Zone with the most efficient and environmentally appropriate equipment. We believe there are numerous competitors offering rock and heli-portable drilling in the Rocky Mountain region and internationally. We believe we are the largest provider of seismic drilling services in the United States.

Permitting services. Our competitors include a number of larger, well-established companies with a number of permit agents comparable to us.

Survey services. Our competitors include a number of larger, well-established companies with a number of crews comparable to us.

Environmental services. We have several competitors offering identical environmental services to those offered by Trussco. Some of these competitors are larger and have more financial resources than we have available. Our ability to compete effectively is dependent upon our ability to have personnel available when needed at competitive prices.

Equipment leasing. We have several competitors offering similar equipment rental and services to those offered by Preheat. Some of the competitors are larger and have more financial resources than we have available. Our ability to effectively compete is dependent upon having the desired rental equipment available to meet the customer’s needs. In addition, it is imperative that the desired services can be performed for customers in a timely fashion at competitive prices. We feel that our recently acquired equipment and services are among the best in the market.

Seasonality and Weather Risks

Seismic drilling. Our Seismic Drilling operations are subject to seasonal variations in weather conditions and daylight hours. Since our activities take place outdoors, the average number of hours worked per day, and therefore the number of holes drilled or surveyed per day, generally is less in winter months than in summer months, due to an increase in rainy, foggy and cold conditions and a decrease in daylight hours. Furthermore, demand for seismic data acquisition activity by oil and gas companies at the end of the fourth quarter and in the first quarter is generally lower than at other times of the year. As a result, our revenue and gross profit during the fourth quarter and the first quarter of each year typically are lower than the second and third quarters for this business unit. Operations may also be affected by rainy weather, lightning, hurricanes and other storms prevalent along the Gulf Coast throughout the year and by seasonal climatic conditions in the Rocky Mountain area. In addition, prolonged periods of dry weather result in slower drill rates in marsh and swamp areas as water in the quantities needed to drill is more difficult to obtain and equipment movement is impeded. Adverse weather conditions and dry weather can also increase maintenance costs for our equipment and decrease the number of vehicles available for operations.

Backlog

Our backlog represents those seismic drilling and survey projects for which a customer has hired us and has scheduled a start date for the project. Projects currently included in our backlog are subject to termination or delay without penalty at the option of the customer, which could substantially reduce the amount of backlog currently reported. Backlog levels vary during the year depending on the timing of the completion of certain contracts and when we are awarded new contracts.

Due to increasing demand for our seismic drilling services, our backlog as of December 31, 2005 was approximately $40.4 million compared to $33.0 million at December 31, 2004. Backlog at December 31, 2005 includes seismic drilling and survey projects in the Transition Zone in addition to seismic rock drilling projects.

Our permitting and environmental divisions (with the exception of NORM decontamination), historically, have not measured backlog due to the nature of our business and our contracts, which are generally cancelable by either party with thirty days written notice. Backlog for NORM decontamination projects is maintained but is not considered to be material.

Governmental Regulation

Seismic drilling. Our operations and properties are subject to and affected by various types of governmental regulations, including laws and regulations governing the entry into and restoration of wetlands, the handling of explosives and numerous other federal, state and local laws and regulations. To date, our cost of complying with such laws and regulations has not been material. However, such laws and regulations frequently change and it is not possible for us to accurately predict the cost or impact such laws and regulations may have on our future operations.

Furthermore, we depend on the demand for our services by the oil and gas industry and are affected by tax legislation, price controls and other laws and regulations relating to the oil and gas industry in general. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in our areas of operations for economic, environmental or other policy reasons would adversely affect our operations by limiting the demand for our services. We cannot determine to what extent our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Explosives. Because we use dynamite in our operations, we are subject to various local, state and federal laws and regulations concerning the handling and storage of explosives and are specifically regulated by the Bureau of Alcohol, Tobacco and Firearms of the U.S. Department of Justice and the Department of Homeland Security. We must take daily inventories of the dynamite and blasting caps that we keep for our seismic drilling and are subject to random checks by state and federal officials. We are licensed by the Louisiana State Police as an explosives handler. Any loss or suspension of these licenses would result in a material adverse effect on our results of operations and financial condition. We believe that we are in compliance with all material laws and regulations with respect to our handling and storage of explosives.

Environmental. Our operations and properties are subject to a wide variety of increasingly complex and stringent federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. In addition, certain areas where we operate are federally protected or state protected wetlands or refuges where environmental regulation is particularly strict. These laws may provide for “strict liability” for damages to natural resources and threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our acts that were in compliance with all applicable laws at the time such acts were performed.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and similar laws provide for responses to and liability for releases of hazardous substances into the environment. Additionally, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes, and require public disclosure related to the use of various hazardous substances. Compliance with such environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. We believe that our facilities are in substantial compliance with current regulatory standards.

Worker safety. Laws and regulations relating to workplace safety and worker health, primarily OSHA and regulations promulgated thereunder, govern our operations. In addition, various other governmental and quasi-governmental agencies require us to obtain certain permits, licenses and certificates with respect to our operations. The kind of permits, licenses and certificates required in our operations depend upon a number of factors. We believe that we have all permits, licenses and certificates necessary to the conduct of our existing business.

Insurance

Seismic drilling. Our operations are subject to the inherent risks of inland marine activity, heavy equipment operations and the transporting and handling of explosives, including accidents resulting in personal injury, the loss of life or property, environmental mishaps, mechanical failures and collisions. We maintain insurance coverage against certain of these risks, which we believe are reasonable and customary in the industry. We also maintain insurance coverage against property damage caused by fire, flood, explosion and similar catastrophic events that may result in physical damage or destruction to our equipment or facilities. All policies are subject to deductibles and other coverage limitations. We believe our insurance coverage is adequate. Historically, we have not experienced an insured loss in excess of our policy limits; however, there can be no assurance that we will be able to maintain adequate insurance at rates which we consider commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise.

Environmental services. Our operations involve a high degree of operational risk, particularly of personal injury and damage or loss of equipment. Failure or loss of our equipment could result in property damages, personal injury, environmental pollution and other damage for which we could be liable. We maintain insurance against risk that we believe is consistent with industry standards and required by our customers. Although we believe that our insurance protection is adequate and we have not experienced a loss in excess of our policy limits, we may not be able to maintain adequate insurance rates that we consider commercially reasonable, or ensure that our coverage will be adequate to cover all claims that may arise.

Employees

As of March 31, 2006, we had 455 employees, including 359 operating personnel and 96 corporate, administrative and management personnel. These employees are not unionized or employed pursuant to any collective bargaining agreement or any similar agreement. We believe our relations with our employees are generally good.

MANAGEMENT

Directors and Executive Officers of the Registrant

The following table sets forth, as of date of this prospectus, certain information with respect to our directors and executive officers.

Name	Age	Position
James C. Eckert	55	Chairman of the Board, President and Chief Executive Officer
Edward E. Colson, III	55	Director
Michael G. DeHart*	53	Director
Dennis R. Sciotto	52	Director
Richard C. White	48	Director
Barry E. Kaufman	67	Director
G. Darcy Klug	54	Executive Vice President
John A. Harris	47	Vice President of Seismic Drilling Operations
Gregory B. Milton	44	Chief Accounting Officer
Shawn L. Rice	43	Vice President of Trussco Operations
Nolan C. Vice, Jr.	47	Vice President of Preheat Operations
Robert H. Rhyne, Jr.	51	Vice President of Sales and Marketing

*	On May 1, 2006, Mr. DeHart communicated to us that he will not be standing for re-election to our Board of Directors at our 2006 Annual Meeting of Shareholders.

The following biographies describe the business experience of our directors and executive officers. Except as described in “Executive Employment Agreements” below, all of our executive officers serve at the pleasure of our Board of Directors. The Articles of Incorporation provide that so long as at least 2,000 shares of Series C Preferred Stock remain outstanding, the holders of a majority of the Series C Preferred Stock, voting as a separate class to the exclusion of all other classes of our capital stock, shall be entitled to elect two directors to the Board to serve on the Board until their successors are duly elected by the holders of the Series C Preferred Stock or they are removed from office (with or without cause) by the holders of the Series C Preferred Stock. Except as set forth in the preceding sentence, directors are elected at our Annual Meeting of Shareholders and serve for a one year term or until their successors are elected and qualified or until their earlier resignation or removal in accordance with our Articles of Incorporation and Bylaws.

James C. Eckert has served as our President, Chief Executive Officer and a Director since March 2001. From 1998 to 2000, Mr. Eckert served as Vice-President for Business Development of Veritas DGC Land, Inc. From 1992 to 1998, Mr. Eckert supervised the highland and transition seismic acquisitions of Veritas DGC Land, Inc. He served as President of GFS Company, a company that he co-founded in 1985, until its acquisition in 1992 by Digiton, Inc., a predecessor by merger to Veritas, Inc. Mr. Eckert graduated from the University of Southern Mississippi in 1971.

Edward E. Colson, III is a founder and co-owner of FF Properties, a real estate holding company created in 1988 that specializes in the acquisitions of commercial properties suitable for drive through restaurants. He is a co-creator of the Mexican restaurant chain (34 stores as of April 2005) named Muchas Gracias, prevalent in the Northwestern United States of America. Mr. Colson received a Bachelor of Science degree in Business Management from Long Beach State University, 1972. He is a past Director and founder of Pacific Mortgage Exchange, Inc. and is a past Director of Vista Sol High School in Torremolinos, Spain. Mr. Colson was elected to the Board by the holders of the Series C 9% Convertible Preferred Stock on June 13, 2005.

Michael G. DeHart is a Certified Public Accountant and has been employed as the President and Chief Investment Officer for Stuller Management Services, Inc. since June 2001. Prior to that, Mr. DeHart was a partner with the accounting firm Wright, Moore, DeHart, Dupuis and Hutchinson, L.L.C. He was a member of that firm’s management committee from 1998 to May 2001. Mr. DeHart received an M.B.A. from the University of Southwestern Louisiana and has been one of our directors since November 2000.

Dennis R. Sciotto is a founder and co-owner of FF Properties, a real estate holding company created in 1988 which specializes in the acquisitions of commercial properties suitable for drive through restaurants. Prior to 1988, Mr. Sciotto was a restaurateur catering to the military installations in San Diego. In 1995, he co-created a Mexican restaurant chain (34 stores as of April 2005) named Muchas Gracias, prevalent in the Northwestern United States of America. Mr. Sciotto attended San Diego State University. Mr. Sciotto was elected to the Board by the holders of the Series C 9% Convertible Preferred Stock on June 13, 2005.

Richard C. White is the former President and Chief Executive Officer of NuTec Energy Services Inc. He held that position from October of 2001, until his retirement in September 2002. He was Chief Executive Officer of Veritas DGC Land, Inc. from January 2000 through June 2000. From 1995 until his retirement in October 1999, Mr. White served as President of Western Geophysical Company, as well as Senior Vice President of Western Atlas Inc. He also served as President of Baker Hughes Incorporated from August 1998 until October 1999. Prior to 1995, he held various other executive positions with Western Geophysical Company, including Chief Operating Officer. Mr. White graduated from Bloomsberg University in 1978 and has been one of our directors since March 2001. Mr. White is Chairman of the Compensation Committee.

Barry E. Kaufman is a certified public accountant and is a Member of Silver Fox Advisors, Houston, Texas. Prior to joining Silver Fox Advisors, Mr. Kaufman was a partner in the Houston office of Grant Thornton LLP and prior to joining Grant Thornton, he was a partner and associate regional director with Deloitte & Touche (formerly Touche, Ross and Company). Mr. Kaufman has practiced public accounting for more than 40 years and was appointed to the Board of Directors effective October 1, 2005.

G. Darcy Klug was promoted to the position of Executive Vice President in March 2004. He joined us as our Chief Financial Officer in May 2001, after being involved in private investments since 1987. Between 1983 and 1987, Mr. Klug held various positions with a private oil and gas fabrication company, including the position of Chief Operating Officer and Chief Financial Officer. Prior to 1983, he held various financial positions with Galveston-Houston Company, a manufacturer of oil and gas equipment listed for trading on the New York Stock Exchange. Between 1973 and 1979, he was a member of the audit staff of Coopers & Lybrand (now PricewaterhouseCoopers LLP).

John A. Harris joined us through our January 2002 acquisition of AirJac Drilling, a division of Veritas Land DGC. Prior to joining us, John held a similar position with AirJac. Mr. Harris has more than 28 years of experience in both transition zone and highland seismic drilling operations.

Gregory B. Milton was appointed Chief Accounting Officer in January 2006. He joined us in November 2005 as our Director of Financial Reporting. From May 1983 through January 2005, Mr. Milton was employed by Broussard, Poche’, Lewis and Breaux, LLP, a large local public accounting firm. He became a partner in the firm’s auditing department in 1993. Mr. Milton is a certified public accountant with extensive experience in financial statement preparation and reporting, taxation, and computer software applications. He graduated from the University of Southwestern Louisiana (now University of Louisiana at Lafayette) in 1983 with a Bachelor of Science degree in accounting and is a member of the Louisiana State Board of Certified Public Accountants, the American Institute of Certified Public Accountants and the Society of Louisiana Certified Public Accountants.

Shawn L. Rice was promoted to the position of Vice President Trussco Operations in August 2005. He joined us as Vice President – QHSE (Quality, Health, Safety and Environmental) in 2004, after more than twenty years of international and domestic management experience with WesternGeco, a joint venture of Schlumberger and Baker Hughes. Since December 2000, Mr. Rice held the position of Vice President, QHSE for WesternGeco’s worldwide operations. In this capacity he developed and managed all aspects of WesternGeco’s QHSE structure, systems and programs for more than 16,000 employees. Prior to December 2000, Mr. Rice held various management positions with Western Geophysical, including Business Services Manager responsible for Human Resources, QHSE and training for more than 8,000 employees. He holds an engineering degree from Colorado School of Mines.

Nolan C. Vice, Jr. joined OMNI in 2003 from his position as Operations Manager at Veritas DGC Land, Inc. Mr. Vice has more than twenty years of experience in various international and domestic management positions. During Mr. Vice’s tenure with OMNI he has served as International Operations Manager, General Manager of Trussco, Inc. and General Manager of Business Development. His areas of expertise include business development, geophysical operations, and oilfield equipment. Mr. Vice’s international experience includes senior management responsibility in Latin America, Canada, Asia, Africa, Europe and the Middle East. He is currently Vice President of Preheat Operations.

Robert H. Rhyne, Jr. joined OMNI in 2006 with the acquisition of Preheat, Inc. He has extensive experience in the oilfield services segment. Mr. Rhyne co-founded Preheat, Inc. in 1987 and was President and Chief Executive Officer until the company’s acquisition by OMNI. He has over 25 years of experience in the sector with an emphasis in the sales and management areas. His international experience includes activities in Hong Kong and Indonesia. Mr. Rhyne has a degree in business from Nicholls State University.

Compensation of Directors

Each director who is not one of our employees (an “Outside Director”) earns a retainer of $15,000 per year. Each Outside Director that serves as a member of the Audit Committee receives an additional retainer of $5,000 per year, while the Audit Committee Chairperson receives a retainer of $7,500 per year. Each Outside Director that serves as a member of the Compensation Committee or the Corporate Governance Committee receives an additional retainer of $2,000 per year, while the Chairman of each of those Committees receives a retainer of $3,000 per year. All retainers are paid quarterly. In addition to the retainers that are paid to the Board and Committee members, each Outside Director receives a fee of $2,500 for attendance at each meeting of the Board in person, $1,000 for attendance at a Board meeting by telephone, and $500 for attendance at each Committee meeting of which the director is a member.

Upon appointment or election to the Board, each such elected or appointed Outside Director is granted an option to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date such person becomes a director. Since Messrs. Sciotto and Colson joined the Board so late in the term, they were awarded 5,000 shares of stock upon their election to the Board in 2005. Mr. Kaufman received 10,000 shares of stock upon his appointment to the Board in 2005.

Additionally, each year that the Plan is in effect and a sufficient number of shares of Common Stock are available thereunder, each person who is an Outside Director on the day following our annual meeting of the shareholders will be granted an option to purchase 5,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on such date. All such options become fully exercisable on the first anniversary of their date of grant and expire on the tenth anniversary thereof, unless the Outside Director ceases to be one of our directors, in which case the exercise periods will be shortened. Messrs. Colson, DeHart, Sciotto and White received this earned option in 2005.

Executive Compensation

The following table sets forth all compensation information for the three years ended December 31, 2005, for our Chief Executive Officer and all other executive officers whose total annual salary and bonus exceeded $100,000 (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

	ANNUAL COMPENSATION				LONG – TERM COMPENSATION AWARDS
NAME AND PRINCIPAL POSITION	YEAR	SALARY		BONUS	NO. OF SHARES UNDERLYING OPTIONS/SARS GRANTED	NO. OF SHARES RESTRICTED STOCK AWARDS	ALL OTHER COMPENSATION (1)
James C. Eckert	2005	$200,000	(3)	$—	—	—	$—
President and	2004	$203,500	(2)	$261,222	—	—	$79,200
Chief Executive Officer	2003	$150,000		$—	60,000	200,000	$—
G. Darcy Klug	2005	$177,692	(3)	$50,000	—	—	$—
Executive Vice President	2004	$165,100	(2)	$182,222	—	—	$64,072
	2003	$115,000		$—	40,000	161,800	$—
Shawn L. Rice	2005	$175,000		$—	30,000	—	$—
Vice President of	2004	$47,115		$—	100,000	—	$—
Trussco Operations	2003	$—		$—	—	—	$—
John A. Harris	2005	$125,000		$—	30,000	—	$—
Vice President of	2004	$115,798		$20,000	—	—	$—
Seismic Drilling Operations	2003	$82,015		$7,500	30,000	—	$—
Nolan C. Vice, Jr.	2005	$111,538		$—	24,000	—	$—
Vice President of	2004	$95,354		$3,000	—	—	$—
Preheat Operations	2003	$53,577		$—	10,000	—	$—

(1)	Amounts paid in 2004 represent tax equalization payments paid in connection with certain restricted stock issued pursuant to the Restricted Stock Incentive Agreements more fully described herein.

(2)	Includes $20,833 each, of retroactive salary payments for the year ended December 31, 2003, but not paid until 2004 for Mr. Eckert and Mr. Klug.

(3)	Includes $15,385 and $12,692 for Eckert and Klug, respectively, of salary deferred at December 31, 2004 and paid in 2005.

2003 Restricted Stock Incentive Agreement

Effective December 1, 2003, we entered into Restricted Stock Incentive Agreements, as amended, with Messrs. Eckert and Klug for the award of 200,000 shares of restricted stock and 161,800 shares of restricted stock, respectively, under the terms and conditions of the Plan. Under the terms of the Amended and Restated Restricted Stock Incentive Agreement, 25% of such shares vested and were issued immediately on the day following our 2004 annual shareholder meeting and the additional 75% of such shares vested on November 30, 2004. Of the remaining vested but restricted shares, 50% were issued unrestricted on the day following our 2005 annual shareholder meeting and 50% will be issued unrestricted on the day following the 2006 annual shareholder meeting.

2004 Stock-Based Award Incentive Agreement

We also entered into Stock-Based Award Incentive Agreements (hereinafter “SBA”) with its Messrs. Eckert and Klug on June 30, 2004. The SBA shall become computed and payable: (a) on the date of the executive’s termination of employment (for any reason other than resignation or termination for cause), (b) 90 days after the executive’s death or disability or (c) upon a Change in Control (as defined in the SBA). The executive managers were awarded 55% and 45%, respectively, of: (1) 10% of the fair market value (hereinafter “FMV”), defined as the average closing price per share on the Nasdaq National Market over the five prior trading days times the number of our issued and outstanding shares, of a share of our common stock greater than or equal to $1.00 but less than $1.50, plus (2) 15% of the FMV of a share of our common stock greater than or equal to $1.50 but less than $2.50, plus (3) 20% of the FMV of a share of our common stock greater than or equal to $2.50 but less than $10.00, plus (4) 15% of the FMV of a share of our common stock greater than or equal to $10.00 but less than $20.00, plus (5) 10% of the FMV of a share of our common stock greater than or equal to $20.00. If no payments have been made, the right terminates on December 31, 2008 or upon termination of employment or resignation or cause, whichever occurs first. The intrinsic value of this award at was $1.4 million and $6.7 million at December 31, 2004 and December 31, 2005, respectively. No compensation expense has been recorded at December 31, 2004 and December 31, 2005 because the expense is contingent on future events, none of which are considered probable at December 31, 2004 and December 31, 2005.

During 2005, no stock appreciation rights were granted to Named Executive Officers.

Stock Option Holdings

The following table sets forth information, as of December 31, 2005, with respect to stock options held by the Named Executive Officers. Mr. Eckert exercised 201,652 options to purchase common stock in 2005.

AGGREGATE OPTION VALUES AT YEAR END

	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT YEAR END (1)		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT YEAR END (2)
	EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
James C. Eckert	175,002	15,012	$36,703	$20,416
G. Darcy Klug	163,325	10,008	$275,455	$13,611
Shawn L. Rice	69,166	60,834	$52,724	$54,976
John A. Harris	43,339	35,007	$62,227	$40,184
Nolan C. Vice, Jr.	8,664	24,503	$11,243	$27,384

(1)	Does not include 89,744 and 166,667 shares of common stock for each of Messrs. Eckert and Klug, respectively, upon the conversion of the Series C Preferred Stock, 229,250 and 425,750 shares of common stock for each of Messrs. Eckert and Klug, respectively, issuable upon the exercise of warrants issued in connection with the Series C Preferred Stock or 75,000 and 60,673 shares of common stock for each of Messrs. Eckert and Klug, respectively, upon the issuance of restricted shares of common stock.

(2)	The closing sale price of the common stock on December 31, 2005 was $3.68 per share, as reported by the Nasdaq National Market.

Option Grants

The following table sets forth information with respect to the grants of stock options to each of the Named Executive Officers during fiscal year ended December 31, 2005. The percentage of total options set forth below is based on an aggregate of 485,900 options granted to employees during fiscal 2005. All options were granted at the fair market value of our common stock, as determined in good faith by our Board of Directors, on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with Securities and Exchange Commission rules based on the fair market value of the stock at the time of option grant, and do not represent our estimate or projection of the future stock price.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year(1)	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(2)
					5%	10%
James C. Eckert	—	—	—	—	—	—
G. Darcy Klug	—	—	—	—	—	—
Shawn L. Rice	30,000	6.1%	$2.59	7/28/2015	12,300	16,800
John A. Harris	—	—	—	—	—	—
Nolan C. Vice, Jr.	—	—	—	—	—	—

(1)	Options vest in twelve equal quarterly installments commencing on the first day of the calendar quarter following their grant date.

(2)

Potential realizable value is determined by multiplying the per share market value of our common stock as of the date of the grant, which is equal to the per share exercise price of the option, and the sum of one plus the adjusted stock price appreciation rate (the assumed rate of appreciation compounded annually over the term of the option), subtracting the exercise price per share from the product, and multiplying the remainder by the number of securities underlying the grant at fiscal year end.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2005, including the Plan and the 1999 Stock Option Plan.

PLAN CATEGORY	(A) NUMBER OF SECURITIES TO BE ISSUED UPON THE EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(B) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMNS (A) & (B))	(D) TOTAL OF SECURITIES REFLECTED IN COLUMNS (A) & (C)
Equity Compensation Plans Approved by Shareholders	1,960,907	$2.70	539,093	2,500,000
Equity Compensation Plans Not Approved by Shareholders	43,743	$2.32	56,257	100,000

Total	2,004,650	$2.69	595,350	2,600,000

Executive Employment Agreements

We have employment agreements with each of Messrs. Eckert and Klug that are in effect until December 31, 2008 with automatic extensions for additional, successive one year periods commencing January 1, 2009, unless either party gives notice of non-renewal as provided for under the terms of the employment agreements. Annual base salaries for Messrs. Eckert and Klug are $200,000 and $165,000, respectively, effective April 1, 2004.

If we terminate either of Mr. Eckert’s or Mr. Klug’s employment without cause (except as provided in the Plan), then we shall, and only if and as long as Mr. Eckert or Mr. Klug (as applicable, “employee”) is not in breach of his obligations under the employment agreement, promptly pay or otherwise provide to employee, in addition to those amounts set forth in the Plan: (i) an amount equal to employee’s monthly annual base salary then in effect, payable semi-monthly and in accordance with our normal payroll practices, for a period equal to the lesser of thirty (30) months or the number of months remaining in the Initial Period or the Additional Period (both defined in the employment contract); (ii) an annual bonus calculated on a daily pro-rata basis to the bonus which would otherwise be payable under the Plan; and (iii) an amount in cash equal to the fair market value, on the date of termination of employment, of any vested, but restricted, shares granted employee and the amount of any non-vested stock-based award granted to employee on November 4, 2003 pursuant to the Incentive Agreement of even date therewith. The above payment operates as a full settlement of our obligations to employee under his employment agreement in the event of a termination without cause.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 15, 2006, unless otherwise indicated below, certain information regarding beneficial ownership of Common Stock by (i) each of the Named Executive Officers (as defined above in “Executive Compensation”), (ii) each director and nominee for director of the Company, (iii) all of the Company’s directors and executive officers as a group and (iv) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, all as in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise indicated, the Company believes that the stockholders listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such stockholders.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING COMMON STOCK
Dennis Sciotto 7315 El Fuerte Street Carlsbad, CA 92009	7,994,603	(1)	34.4%
Dennis R. Sciotto Family Trust	7,966,921	(2)	34.3%
Edward E. Colson, III 2646 Marmal Court Carlsbad, CA 92009	905,999	(3)	5.3%
Edward Colson, III Trust	893,999	(4)	5.3%
James C. Eckert	586,183	(5)	3.5%
Michael G. DeHart	38,533	(6)	*
Richard C. White	30,000	(7)	*
Barry E. Kaufman	11,400	(8)	*
G. Darcy Klug	935,495	(9)	5.5%
Shawn L. Rice	76,663	(10)	*
John A. Harris	55,840	(11)	*
Nolan C. Vice, Jr.	16,329	(12)	*
All directors, executive officers as a group (12 persons)	11,107,292	(13)	43.5%

*	Less than one percent.

(1)	Includes shares held by the Dennis R. Sciotto Family Trust referred to in note (2). Mr. Sciotto is the trustee for the Trust referred to in note (2). Also includes 10,000 shares issuable upon the exercise of options exercisable within sixty days and shared voting power with respect to 17,682 shares of common stock.

(2)	Includes sole voting power with respect to 7,810,860 shares of common stock (which includes (i) 1,948,718 shares issuable upon conversion of Series C Preferred Stock, (ii) 4,978,000 shares issuable upon the exercise of warrants currently exercisable, and (iii) 142,051 shares issuable upon conversion of Series C Preferred Stock dividends paid in kind).

(3)	Includes shares held by the Edward Colson III Trust referred to in note (7). Mr. Colson is the trustee for the Trust referred to in note (7) below. Also includes 10,000 shares issuable upon the exercise of options exercisable within sixty days and 2,000 shares owned by virtue of his 25% ownership in Carlsbad Equity Group.

(4)	Includes (i) 205,128 shares issuable upon conversion of Series C Preferred Stock, (ii) 524,000 shares issuable upon the exercise of warrants currently exercisable, (iii) 14,871 shares issuable upon conversion of Series C Preferred Stock dividends paid in kind, and (iv) 150,000 shares of common stock.

(5)	Includes (i) 89,744 shares issuable upon conversion of Series C Preferred Stock and 229,500 shares issuable upon the exercise of warrants currently exercisable, (ii) 260,010 shares issuable upon the exercise of options and restricted stock grants currently exercisable or exercisable within sixty days, and (iii) 7,179 shares issuable upon conversion of Series C Preferred Stock dividends paid in kind.

(6)	Includes 33,333 shares issuable upon the exercise of options currently exercisable or exercisable within sixty days.

(7)	Includes 30,000 shares issuable upon the exercise of options currently exercisable or exercisable within sixty days.

(8)	Includes 10,000 shares issuable upon the exercise of options exercisable within sixty days.

(9)	Based on (i) 166,666 shares issuable upon conversion of Series C Preferred Stock, (ii) 425,750 shares issuable upon the exercise of warrants currently exercisable, (iii) 311,797 shares issuable upon the exercise of options and restricted stock grants currently exercisable or exercisable within sixty days, and (iv) 11,282 shares issuable upon conversion of Series C Preferred Stock dividends paid in kind.

(10)	Includes 76,663 shares issuable upon the exercise of options currently exercisable or exercisable within sixty days.

(11)	Includes 55,840 shares issuable upon the exercise of options currently exercisable or exercisable within sixty days.

(12)	Includes 16,329 shares issuable upon the exercise of options currently exercisable or exercisable within sixty days.

(13)	Includes 11,107,292 shares that such persons have the right to receive upon the conversion of Series C Preferred Stock, the exercise of warrants and the exercise of options currently exercisable or exercisable within sixty days, and shares issuable upon conversion of Series C Preferred Stock dividends paid in kind.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 17, 2005, we entered into a Securities Purchase Agreement with certain of our affiliates and executive officers to issue up to $5.0 million of Series C 9% Convertible Preferred Stock (the “Series C Preferred”) in conjunction with the completion of the Senior Credit Facility (see Note 4 to the Consolidated Financial Statements). Our Series C Preferred is convertible into our common stock at a conversion price of $1.95 per share and includes detachable warrants to purchase up to 6,550,000 additional shares of our common stock at exercise prices ranging between $1.95 and $3.50 per share. The transactions contemplated by the Securities Purchase Agreement closed in two tranches. On May 17, 2005, the closing date of the first tranche, we issued an aggregate of 3,500 shares of Series C Preferred and warrants to acquire 4,585,000 shares of our common stock, in exchange for $3,500,000. The second tranche closed on August 29, 2005, at which time the remainder of the Series C Preferred and warrants were issued generating proceeds of $1.5 million and we granted the remaining 1,965,000 warrants.

As discussed in Note 4 to the Consolidated Financial Statements, the Term A Loan and the Term B Loan restrict the payment of cash dividends. Consequently, a portion of the 9% dividend obligation related to the Series C Preferred has been satisfied through the issuance of payment-in-kind (“PIK”) dividends. The PIK dividends are paid through the issuance of additional shares of Series C Preferred. These additional shares of preferred stock do not have warrants attached to them. During the year ended December 31, 2005, 128 shares of Series C Preferred were issued as PIK dividends at par. During the three months ended March 31, 2006, 117 shares of Series C Preferred were issued as PIK dividends. In addition, dividends representing 116 shares of Series C Preferred were declared but unissued at March 31, 2006.

SELLING SHAREHOLDER

The following table presents information regarding the selling shareholder. The table is based on information supplied to us by the selling shareholder and assumes the sale of all of the resale shares. The number of shares beneficially owned by the selling shareholder reflects the 2,750,000 shares authorized for sale under the Purchase Agreement, together with 250,000 shares of common stock issuable to the selling shareholder as a commitment shares, is determined under the rules promulgated by the Securities and Exchange Commission, and is not necessarily indicative of beneficial ownership for any other purpose. The selling shareholder may from time to time offer the shares of common stock offered by this prospectus.

Neither the selling shareholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Selling Shareholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering (1)	Shares to be Sold in the Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
Fusion Capital Fund II, LLC (1) (2)	177,000	1.1%	3,000,000	0%

(1)	As of the date hereof, 177,000 shares of our common stock have been acquired by Fusion Capital under the terms of the Purchase Agreement. Fusion Capital may acquire up to an additional 2,823,000 shares of our common stock under the terms of the Purchase Agreement. The percentage of outstanding shares is based on 16,184,609 shares of common stock outstanding as of June 15, 2006, together with such additional 2,823,000 shares of common stock that may be acquired by Fusion Capital from us under the Purchase Agreement after the date hereof. Fusion Capital may not purchase shares of our common stock under the Purchase Agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital.

(2)	Pursuant to federal securities laws, Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of our common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the shares of our common stock being offered under this prospectus.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Fusion Capital, the selling shareholder. The common stock may be sold or distributed from time to time by the selling shareholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Fusion Capital is an “underwriter” within the meaning of the Securities Act.

Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling shareholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Fusion Capital.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50,000,000 shares of capital stock, of which 45,000,000 shares are common stock, $0.01 par value, and 5,000,000 shares are preferred stock, no par value. The following statements are brief summaries of our capital stock contained in our Amended and Restated Articles of Incorporation and Bylaws and Louisiana corporate law.

Common Stock

Our authorized common stock consists of 45,000,000 shares, $0.01 par value, of which 16,184,609 shares were issued and outstanding as of June 15, 2006. The issued and outstanding shares of common stock are, and the shares sold hereunder will be, fully paid and non-assessable. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. As of June 15, 2006 there were approximately 6,100 holders of record of our common stock. Among our common stock, each share of our common stock is entitled to equal dividend rights and to equal rights in our assets available for distribution upon liquidation. Our Articles of Incorporation and Bylaws do not provide for preemptive rights of the holders of our common stock.

Preferred Stock

Our authorized preferred stock consists of 5,000,000 shares, no par value. Our board of directors has the authority to issued shares of preferred stock from time to time in one or more series and to fix the preferences and variations in the preferences, limitations and relative rights as between the preferred stock and the common stock.

Series B 8% Convertible Preferred Stock

We have authorized 10,000 shares of Series B 8% Convertible Preferred Stock, no par value per share (the “Series B Preferred Stock”). Advantage Capital Partners L.L.P. (or an affiliated entity) owns 29 shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into the number of shares of Common Stock equal to (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $1.25 per share (subject to adjustment for stock splits, stock dividends and certain dilutive issuances). The Series B Preferred Stock is senior to our common stock and our Series C 9% Convertible Preferred Stock. The liquidation value of each share of Series B Preferred Stock is $1,000. The Series B Preferred Stock has the right to receive cumulative dividends at a rate per share of $80 per year. Dividends are payable in equal quarterly installments due on the first business day of each January, April, July and October commencing on October 1, 2002 and dividends begin to accrue and accumulate from July 1, 2002 whether or not declared or due. During the first two years, any dividend may be paid in cash or shares of Series B Preferred Stock, at our option. The Series B Preferred Stock is entitled to one vote per share. The voting power of the Series B Preferred Stock may not exceed 49% of our total outstanding voting power. If the outstanding shares of Series B Preferred Stock excluding accrued dividends were converted at May 18, 2006, they would represent 7,733 shares of our common stock.

Series C 9% Convertible Preferred Stock

We have authorized 10,000 shares of Series C 9% Convertible Preferred Stock, no par value per share (the “Series C Preferred Stock”). On May 17, 2005, we entered into a Securities Purchase Agreement with certain affiliates and executive officers to issue up to $5,000,000 of Series C Preferred Stock. As of May 3, 2006, 5,363 shares of Series C Preferred Stock were issued and outstanding. The Series C Preferred Stock is convertible into the number of shares of Common Stock equal to (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $1.95 per share (subject to adjustment for stock splits, stock dividends and certain dilutive issuances). The Series C Preferred Stock includes detachable warrants (the “Warrants”) to purchase up to 6,550,000 additional shares of our Common Stock at exercise prices ranging between $1.95 and $3.50 per share. The Series C Preferred Stock ranks junior to the Series B Preferred Stock in terms of dividends or the distribution of assets upon liquidation, dissolution or winding up of our affairs and senior to our Common Stock in all respects. The liquidation value of each share of Series C Preferred Stock is $1,000. The Series C Preferred Stock has the right to receive, subject to the rights of the Series B Preferred Stock and in preference to all other classes of stock, cumulative dividends at a rate of $90 per year. Dividends are payable in equal quarterly installments due on the first business day of each January, April, July and October commencing on July 1, 2005. During the first two years, any dividend may be paid in cash or shares of Series C Preferred Stock, at our option. If the outstanding shares of Series C Preferred Stock excluding accrued dividends were converted at May 18, 2006, they would represent 2,750,256 shares of our common stock.

Voting Rights

Election of Directors. So long as at least 2,000 shares of Series C Preferred Stock remain outstanding, the holders of a majority of the Series C Preferred Stock, voting as a separate class, with each share of Series C Preferred Stock entitled to one vote, shall be entitled to elect two directors to the Board to serve on the Board until their successors are duly elected by the holders of the Series C Preferred Stock or they are removed from office (with or without cause) by the holders of the Series C Preferred Stock.

Other Voting Rights. Except as otherwise provided in our Articles of Incorporation or as required by Louisiana law, the holders of Series C Preferred Stock shall be entitled to vote on all matters on which the holders of common stock shall be entitled to vote, on an as converted basis, voting together with the holders of common stock as a single class.

We are not permitted, without the affirmative vote of the holders of not less than a majority of the Series C Preferred Stock, to take any of the following actions:

•	amend our Articles of Incorporation or any other document to alter or change any rights, preferences or privileges of the Series C Preferred Stock;

•	authorize another class or series of shares senior to or ranking pari passu with the Series C Preferred Stock with respect to dividends or distribution of assets on liquidation, dissolution or the winding up of our affairs;

•	so long as at least 2,000 shares of Series C Preferred Stock remain outstanding, increase the number of persons on the Board of Directors above six;

•	purchase, redeem or otherwise acquire any stock ranking junior to the Series C Preferred Stock; provided, that we may purchase, redeem or otherwise acquire the outstanding Series B Preferred Stock without receiving the prior approval of the holders of Series C Preferred Stock; or

•	so long as at least 2,000 shares of Series C Preferred Stock remain outstanding, sell, grant any option to purchase, or otherwise issue any common stock or any equity or equity equivalent securities (including any equity, debt or other instrument that is at any time over the life thereof is convertible into or exchangeable for common stock) entitling any person, other than the holders of the Series C Preferred Stock or any Excluded Securities (as hereinafter defined), to acquire shares of common stock at an effective price per share less than $1.95.

“Excluded Securities” means:

•	securities purchased under the Securities Purchase Agreement;

•	securities issued upon conversion or exercise of the Series C Preferred Stock or the Warrants;

•	shares of common stock issuable or issued to employees, consultants or directors from time to time upon the exercise of options, in such case granted or to be granted in the discretion of the Board pursuant to one or more stock option plans or restricted stock plans in effect;

•	shares of common stock issued in connection with any stock split, stock dividend or our recapitalization;

•	securities issued upon conversion of outstanding shares of Series B Preferred Stock, provided that the terms of such preferred stock have not been amended since May 17, 2005;

•	securities issued upon conversion or exercise of debentures or warrants issued under the Securities Purchase Agreement, dated as of February 12, 2004, between us and the Investors named therein and the Securities Purchase Agreement, dated as of April 15, 2004, between us and the Investors named therein, each as amended, modified and supplemented;

•	361,800 shares (200,000 shares to James C. Eckert and 161,800 shares to G. Darcy Klug) and 100,000 options (60,000 options to James C. Eckert and 40,000 options to G. Darcy Klug); and

•	2,924,424 shares issuable upon exercise of the currently outstanding warrants and “investor options” listed on Schedule 1 to the Warrants.

Redemption

On or after May 17, 2009, we have the right, at our option, to redeem the Series C Preferred Stock, in whole or in part, in cash at a price per share equal to 100% of the liquidation value. Our right to redeem shall be subject to the purchaser’s right to convert the Series C Preferred Stock into common stock.

Put Option by James C. Eckert and G. Darcy Klug

If we terminate Mr. Eckert’s or Mr. Klug’s employment without Cause (as defined in their respective Employment Agreements), Mr. Eckert or Mr. Klug, as the case may be, may exercise, upon written notice to us within 60 days after the termination, his option to put all or any part of his shares of Series C Preferred Stock to us, and we, if legally able to do so, must purchase such shares of Series C Preferred Stock put to us for a price per share equal to 100% of the liquidation value on the termination date.

Warrants

The Warrants issued and issuable under the Securities Purchase Agreement may be exercised for an aggregate of 6,550,000 additional shares of our common stock, subject to adjustment as described below. The Warrants issued on May 17, 2005 (the first tranche), which together are estimated to be exercisable into 4,585,000 shares of common stock, were issued as follows: (i) 3,360,000 five-year warrants exercisable at a price per share of $1.95; (ii) 875,000 five-year warrants exercisable at a price per share of $2.50; and (iii) 350,000 five-year warrants exercisable at a price per share of $3.50. The Warrants issued on August 29, 2005 (the second tranche), which are estimated to be exercisable into 1,965,000 shares of common stock, were issued as follows: (i) 1,440,000 five-year warrants exercisable at a price per share of $1.95; (ii) 375,000 five-year warrants exercisable at a price per share $2.50; and (iii) 150,000 five-year warrants exercisable at a price per share of $3.50.

We will adjust the exercise price of the Warrants upon the occurrence of:

•	the subdivision or combination of the outstanding common stock;

•	the issuance of shares of common stock as a dividend or distribution on common stock;

•	the issuance of common stock for no consideration or at a price per share that is less than the exercise price of the Warrants;

•	the issuance of securities convertible into common stock at a conversion price per share that is less than the exercise price of the Warrants or such conversion price per share is changed thereafter to be less than the exercise price of the Warrants; and

•	the issuance of options, warrants or other rights to purchase or subscribe for common stock, or securities convertible into common stock, at an exercise price per share that is less than the exercise price of the Warrants or such exercise price per share is changed thereafter to less than the exercise price of the Warrants.

In the event we are a party to a merger, consolidation, business combination, tender offer, exchange of shares, recapitalization, reorganization, redemption or other similar event, as a result of which shares of our common stock shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities or other of our assets or another entity or we sell all or substantially all of our assets, the holders will be able to exercise the Warrants into such other securities.

In addition, if we declare or make any distribution of our assets (or rights to acquire our assets) to holders of our common stock as a partial liquidating dividend or otherwise (including any dividend or distribution to our stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary), the holders of Warrants will be entitled to receive the distribution on an as-if-converted or exercised basis.

Change of Control Provisions

We are subject to the provisions of Louisiana Business Corporation Law Section 132, which regulates the vote required for business combinations. A corporation may opt out of this provision by including in their original Articles of Incorporation a statement expressly electing not to be governed by this provision. Our Articles of Incorporation provide that we are not governed by Section 132.

In order to proceed with a business combination with an “interested stockholder,” we must obtain at least eighty percent of the votes entitled to be cast by the outstanding shares of voting stock of the corporation voting as a single group, and two-thirds of the votes entitled to be cast by holders of voting stock, other than voting stock held by the “interested stockholder” who is, or whose “affiliate” is, a party to the business combination, or by an “affiliate” or associate of the “interested stockholder,” voting together as a single voting group. An “interested stockholder” is defined as a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the corporation, or as an “affiliate” of the corporation who at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation. An “affiliate” is defined as a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with a specified person.

Board of Directors Vacancies

Our Bylaws authorize the Board of Directors, or the stockholders by vote at a special meeting, to fill vacant directorships. The number of directors constituting the Board of Directors may be set only by resolution of the incumbent directors. The Articles of Incorporation provide that so long as at least 2,000 shares of Series C Preferred Stock remain outstanding, the holders of a majority of the Series C Preferred Stock, voting as a separate class to the exclusion of all other classes of our capital stock, shall be entitled to elect two directors to the Board to serve on the Board until their successors are duly elected by the holders of the Series C Preferred Stock or they are removed from office (with or without cause) by the holders of the Series C Preferred Stock. The Articles of Incorporation also provide that so long as at least 2,000 shares of Series C Preferred Stock remain outstanding, we may not increase the number of persons on the Board of Directors above six (6) without the affirmative vote of the holders of not less than a majority of the shares of Series C Preferred Stock, voting together as a single class. These provisions may deter a stockholder from increasing the size and gaining control of the Board of Directors by filling the resulting vacancies with its own nominees. However, except for our board members appointed by the holders of the Series C Preferred Stock as set forth in the preceding sentence, at any time the holders of two-thirds of our stock, bonds, debentures and other obligations holding voting rights may vote to replace any or all of our board members with or without cause.

Advance Notice Requirements For Director Nominations

Our Amended and Restated Articles of Incorporation provide that stockholders seeking to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 45 days nor more than 90 days prior to the date of an annual meeting or, if notice of the annual meeting is given less than 55 days prior to the scheduled date of the annual meeting, no later than the close of the business on the tenth day following the day on which such notice was mailed or the public disclosure providing notice was made. Our Articles of Incorporation also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes. The existence of authorized but unissued common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by the Nasdaq National Market or any stock exchange on which our stock may then be trading, our stock could be delisted.

Personal Liability of Directors and Officers

As permitted by Louisiana law, our Amended and Restated Articles of Incorporation contain certain provisions eliminating the personal liability of the directors and officers to us and our stockholders for monetary damages for breaches of their fiduciary duties as directors or officers, except for (i) a breach of a director’s or officer’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are illegal under Louisiana law and (iv) any transaction from which he or she receives an improper personal benefit. In addition, the Amended and Restated Articles of Incorporation provide that if Louisiana law is amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of the directors or officers shall be eliminated or limited to the fullest extent permitted by Louisiana law, as amended. These provisions pertain only to breaches of duty by directors or officers in such capacities and limit liability only for breaches of fiduciary duties under Louisiana corporate law and not for violations of other laws such as the federal securities laws.

Our Bylaws require us to indemnify our directors and officers against certain expenses and costs, fees, judgments, settlements and fines incurred in the defense of any claim to which they were made parties by reason of being or having been directors and officers, subject to certain conditions and limitations. We have been advised that, in the opinion of the SEC, indemnification of directors, officers or controlling persons for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In addition, each of our directors and executive officers has entered into an indemnity agreement with us, pursuant to which we have agreed under certain circumstances to purchase and maintain directors’ and officers’ liability insurance. The agreements also provide that we will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as a director or executive officer that are in excess of the coverage provided by such insurance; provided that the director or executive officer meets certain standards of conduct. Under the indemnity agreements, we are not required to purchase and maintain directors’ and officers’ liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to us from the insurance.

The Nasdaq National Market

Our common stock is traded on the Nasdaq National Market under the symbol OMNI.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

LEGAL MATTERS

The validity of the shares of our common stock will be passed upon for us by Locke Liddell & Sapp LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of OMNI Energy Services Corp. for the year ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Fitts Roberts & Co., P.C., Independent Registered Public Accounting Firm, as set forth in their report thereon appearing elsewhere herein, and has been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of OMNI Energy Services Corp. for the years ended December 31, 2004, and December 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Pannell Kerr Forster of Texas, P.C., Independent Registered Public Accounting Firm, as set forth in their report thereon appearing herein, and has been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Preheat, Inc. for the years ended December 31, 2004 and December 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Arsement, Redd & Morella, L.L.C., Independent Public Accounting Firm, as set forth in their report thereon appearing herein, and has been included in reliance upon such report given the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room. Our filings are also available over the Internet at the SEC’s website at www.sec.gov. You may also visit our website at www.omnienergy.com.

This prospectus is part of a registration statement that we have filed with the SEC to register the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits at the SEC’s public reference room or at the SEC’s website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The documents we incorporate by reference are considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this incorporated information.

We also disclose information about us through current reports on Form 8-K that are furnished to the SEC to comply with Regulation FD. This information disclosed in these reports is not considered to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, is not subject to the liabilities of that section and is not incorporated by reference herein.

At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

OMNI Energy Services Corp.

4500 N.E. Evangeline Thruway.

Carencro, Louisiana 70520

Attn: G. Darcy Klug

(337) 896-6664

INDE X TO CONSOLIDATED FINANCIAL STATEMENTS

OMNI ENERGY SERVICES CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	March 31, 2006
		(unaudited)
	(Dollars in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$174	$7,105
Restricted cash	—	1,114
Trade receivables, net	8,094	13,364
Other receivables	1,882	1,024
Parts and supplies inventory	1,787	3,475
Prepaid expenses and other current assets	2,458	2,458
Deferred tax asset	2,000	2,000
Current assets of discontinued operations	295	183
Assets held for sale	108	108

Total current assets	16,798	30,831

PROPERTY, PLANT AND EQUIPMENT, net	14,922	28,778

OTHER ASSETS:
Goodwill	2,924	3,004
Customer intangible assets, net	1,520	1,495
Licenses, permits and other intangible assets, net	3,934	3,844
Loan closing costs, net	3,197	3,547
Other assets	463	666

	12,038	12,556

TOTAL ASSETS	$43,758	$72,165

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,374	$6,577
Accrued expenses	1,382	4,086
Current maturities of long-term debt	2,926	3,701
Insurance notes payable	1,692	891
Line of credit	4,750	9,219
Current liabilities of discontinued operations	698	630

Total current liabilities	16,822	25,104

LONG-TERM LIABILITIES:
Long-term debt, less current maturities	15,798	30,466
Other long-term liabilities	3	—

Total long-term liabilities	15,801	30,466

Total liabilities	32,623	55,570

COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Convertible preferred stock, no par value, 5,000,000 shares authorized; 29 shares of Series B issued and outstanding at December 31, 2005 and March 31, 2006 and 5,128 and 5,245 shares of Series C issued and outstanding at December 31, 2005 and March 31, 2006, respectively, liquidation preference of $1,000 per share	806	923
Common stock, $.01 par value, 45,000,000 shares authorized; 15,272,121 and 16,208,568 issued and 15,136,448 and 16,072,895 outstanding at December 31, 2005 and March 31,2006, respectively	153	162
Treasury stock, 135,673 shares, at cost, at December 31, 2005 and March 31,2006	(264)	(264)
Preferred stock dividends declared	123	122
Additional paid-in capital	75,787	79,032
Accumulated deficit	(65,470)	(63,380)

Total stockholders’ equity	11,135	16,595

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$43,758	$72,165

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended March 31,
	2005	2006
	(in thousands except per share amounts)
Operating revenue	$13,115	$18,455
Operating expenses:
Direct costs	8,139	11,444
Depreciation and amortization	1,353	1,287
General and administrative expenses	2,091	2,390

Total operating expenses	11,583	15,121

Operating income	1,532	3,334
Interest expense	(647)	(1,116)
Other income, net	43	84

Income from continuing operations	928	2,302
Loss from discontinued operations, net of taxes	(726)	—

Net income	202	2,302
Dividends and accretion of preferred stock	—	(116)
Non-cash charge attributable to beneficial conversion feature of preferred stock	—	(96)

Net income available to common stockholders	$202	$2,090

Basic income per share:
Income from continuing operations	$0.08	$0.13
Loss from discontinued operations	(0.06)	—

Net income available to common stockholders	$0.02	$0.13

Diluted income per share:
Income from continuing operations	$0.08	$0.10
Loss from discontinued operations	(0.06)	—

Net income available to common stockholders	$0.02	$0.10

Weighted average common shares outstanding:
Basic	11,408	15,521
Diluted	11,421	21,645

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(unaudited)

(in thousands, except share amounts)

	Preferred Stock		Common Stock		Treasury Stock Amount
	Shares	Amount	Shares	Amount
BALANCE, December 31, 2005	5,157	$806	15,272,121	$153	$(264)
— Issuance of preferred stock and warrants, net of offering costs	—	—	—	—	—
— Stock based compensation	—	—	—	—	—
— Stock options and warrants exercised	—	—	36,447	—	—
— Common stock issued in acquisition	—	—	900,000	9	—
— Preferred stock dividends paid	117	117	—	—	—
— Preferred stock dividends declared	—	—	—	—	—
— Beneficial conversion feature associated with preferred stock	—	—	—	—	—
— Net income	—	—	—	—	—

BALANCE, March 31, 2006	5,274	$923	16,208,568	$162	$(264)

	Preferred Stock Dividend Declared	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE, December 31, 2005	$123	$75,787	$(65,470)	$11,135
— Issuance of preferred stock and warrants, net of offering costs	—	(51)	—	(51)
— Stock based compensation	—	94	—	94
— Stock options and warrants exercised	—	73	—	73
— Common stock issued in acquisition	—	3,033	—	3,042
— Preferred stock dividends paid	(117)	—	—	—
— Preferred stock dividends declared	116	—	(116)	—
— Beneficial conversion feature associated with preferred stock	—	96	(96)	—
— Net income	—	—	2,302	2,302

BALANCE, March 31, 2006	$122	$79,032	$(63,380)	$16,595

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended March 31,
	2005	2006
	(revised)
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations	$928	$2,302
Loss from discontinued operations	(726)	—

	202	2,302

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,353	1,287
Amortization of deferred loan issuance costs	107	187
Gain on fixed asset disposition	(41)	(66)
Stock based compensation expense	—	94
Changes in operating assets and liabilities:
Trade receivables	114	126
Other receivables	(1,106)	(252)
Parts and supplies inventory	348	100
Prepaid expenses and other current assets	450	272
Other assets	(68)	22
Accounts payable and accrued expenses	(1,396)	2,159
Other long-term liabilities	(51)	—

Net cash provided by operating activities of continuing operations	638	6,231

Net cash provided by operating activities of discontinued operations	559	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(68)	(641)
Proceeds from disposal of property, plant and equipment	74	31
Acquisitions, net of cash received	—	(14,178)
Proceeds from collection of other receivable	—	1,928

Net cash provided by (used in) investing activities of continuing operations	6	(12,860)

Net cash provided by investing activities of discontinued operations	434	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of long-term debt	—	13,000
Proceeds from issuance of common stock for exercise of stock options and warrants	—	73
Principal payments on long-term debt	(1,806)	(2,870)
Loan closing costs	(229)	(587)
Borrowings on line of credit, net	7	3,944

Net cash provided by (used in) financing activities of continuing operations	(2,028)	13,560

Net cash used in financing activities of discontinued operations	(464)	—

NET INCREASE (DECREASE) IN CASH	(855)	6,931
NET INCREASE IN RESTRICTED CASH	—	1,114

TOTAL NET INCREASE (DECREASE) IN CASH	(855)	8,045
Cash and cash equivalents, at beginning of period	1,043	174

Cash and cash equivalents, at end of period	$188	$8,219

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for interest	$716	$827

NON-CASH TRANSACTIONS:
Equipment under capital lease paid off under sale/leaseback	$—	$596

Dividends declared but not paid	$—	$116

Preferred stock issued as dividends paid-in-kind	$—	$117

Beneficial conversion feature of preferred stock	$—	$96

Premiums financed with insurance carrier	$636	$—

Transfer of assets held for sale for extinguishments of capital leases	$2,891	$—

Transfer of inventory to prepaid aviation repairs	$273	$—

Debt issued in Preheat acquisition	$—	$4,000

Stock issued in Preheat acquisition	$—	$3,042

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements included herein, which have not been audited pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods on a basis consistent with the annual audited statements. All such adjustments are of a normal recurring nature. The results of operations for interim periods are not necessarily indicative of the results that may be expected for any other interim period of a full year. Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted pursuant to such rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with our audited financial statements included in our Annual Report on Form 10-K, for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 31, 2006.

IMPAIRMENT OF LONG-LIVED ASSETS AND ASSETS HELD FOR SALE

We review our long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment and Disposal of Long-Lived Assets.” If the carrying amount of the asset, including any intangible assets associated with that asset, exceeds its estimated undiscounted net cash flow, before interest, we will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value.

Assets held for sale are recorded at the lower of their net book value or their net realizable value which is determined based upon an estimate of their fair market value less the cost of selling the assets. An impairment is recorded to the extent that the amount that was carried on the books is in excess of the net realizable value. Assets held for sale at December 31, 2005 and March 31, 2006 are comprised of eight marsh buggies. At March 31, 2006, no impairment of long-lived assets was necessary.

CASH AND CASH EQUIVALENTS

We consider highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The $1.1 million included in restricted cash at March 31, 2006 represents cash held in escrow for the future purchase of an aircraft.

STOCK BASED COMPENSATION

We have stock-based compensation plans available to grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted units and restricted stock to key employees. The OMNI Energy Services Corp. Stock Incentive Plan, as amended, provides for 2,500,000 shares of our common stock. The principal awards outstanding under our stock-based compensation plans include non-qualified stock options and restricted stock units. In addition, we have the 1999 Stock Option Plan (the “1999 Plan”) which became effective on November 11, 1999 and was not approved by the stockholders. The total shares of our common stock available for issuance under the 1999 Plan is 100,000 shares.

The exercise price, term and other conditions applicable to each stock option granted under the stock plans are generally determined by the Compensation Committee of the Board of Directors. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share of our stock on that date. The options generally become exercisable over a three-year period and expire after ten years.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No.123R”) requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations. We also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. We adopted SFAS No. 123R using the modified prospective method and, accordingly, financial statement amounts for prior periods presented in this Form 10-Q have not been restated to reflect the fair value method of recognizing compensation cost relating to non-qualified stock options.

There was $0.1 million of compensation cost related to non-qualified stock options recognized in operating results (included in general and administrative expenses) for the three months ended March 31, 2006. The associated future income tax benefit was immaterial in the three months ended March 31, 2006.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on implied volatilities from long-term traded options on our stock. We used the simplified method to derive an expected term. The expected term represents an estimate of the time options are expected to remain outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. The following table sets forth the assumptions used to determine compensation cost for our non-qualified stock options consistent with the requirements of SFAS No. 123R. The weighted average fair value at date of grant for options granted during the first quarter of 2006 was $2.44 per option.

Three Months Ended March 31, 2006
Expected volatility	98.44%
Expected annual dividend yield	0.00%
Risk free rate of return	4.50%
Expected option term (years)	5.82

Under APB No. 25 there was no compensation cost recognized for our non-qualified stock options awarded in the three months ended March 31, 2005 as these non-qualified stock options had an exercise price equal to the market value of the underlying stock at the grant date. The following table sets forth pro forma information as if compensation cost had been determined consistent with the requirements of SFAS No. 123. During the three months ended March 31, 2005, there were no options granted that required consideration under the provision of SFAS No. 123.

Three Months Ended March 31, 2005
(In thousands, except for per share amounts)
Net income (loss) available to common stockholders	$202
Add (deduct): stock-based employee compensation expense (gain) included in reported net loss, net of tax	—
Less: total stock-based employee compensation expense determined under fair value based method for all awards granted to employees, net of tax	(171)

Net income (loss) available to common stockholders-proforma:	$31

Net income (loss) available to common stockholders-as reported:
Basic	$0.02
Diluted	$0.02
Net income (loss) available to common stockholders-proforma:
Basic	$—
Diluted	$—

The following table summarizes information about stock option and restricted stock activity for the three months ended March 31, 2006 (in thousands, except option amounts):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	1,073,500	$2.35	7.60
Granted	18,000	3.27
Exercised	(4,498)	2.44
Lapsed or canceled	(7,999)	2.59

Outstanding at March 31, 2006	1,079,003	$2.37	7.30	$2,553

Exercisable at March 31, 2006	629,426	$2.75	6.51	$1,773

The total intrinsic value of options (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the three months ended March 31, 2006 was approximately $9,800 (employee share). During the three months ended March 31, 2006, the amount of cash we retained from the exercise of stock options was approximately $10,650 (company share) with an associated tax benefit realized which was immaterial.

The following table summarizes information about non-vested stock option awards as of March 31, 2006 and changes for the three months ended March 31, 2006.

	Number Of Options	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2005	345,816	$1.89
Granted	18,000	2.44
Vested	(37,410)	2.04
Forfeited	(7,502)	1.83

Non-vested at March 31, 2006	318,904	$1.90

At March 31, 2006, there was $646,037 of total unrecognized compensation cost related to non-vested non-qualified stock option awards which is expected to be recognized over a weighted-average period of 2.03 years. The total fair value of options vested during the three months ended March 31, 2006 was $0.01 million.

NOTE 2. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment, net consists of the following at December 31, 2005 and March 31, 2006, respectively (in thousands):

	December 31, 2005	March 31, 2006
Land	$647	$647
Construction in progress	—	478
Building and improvements	5,259	5,822
Drilling, field and support equipment	28,727	41,675
Shop equipment	439	416
Office equipment	1,835	1,938
Vehicles	2,680	3,159

	39,587	54,135
Less: accumulated depreciation	(24,665)	(25,357)

Total property, plant and equipment, net	$14,922	$28,778

NOTE 3. LONG-TERM DEBT AND LINE OF CREDIT

At December 31, 2005 and March 31, 2006, long-term debt consists of the following (in thousands):

	December 31, 2005	March 31, 2006
Notes payable to a bank with interest payable at Prime plus 1.50% (8.25% at December 31, 2005 and 9.25% at March 31, 2006) maturing July 31, 2023, secured by real estate	$1,354	$1,345
Notes payable to a finance company with interest at 8%, maturing February 10, 2013, secured by real estate	195	190
Convertible promissory notes payable to certain former stockholders of Trussco, Inc. with interest at 5%, maturing in June 2007	1,000	1,000
Promissory notes payable to certain former stockholders of Preheat, Inc. with interest at 5%, maturing in February 2008 and February 2009	—	2,667
Promissory notes payable to certain former stockholders of Preheat, Inc. with interest at 5%, maturing in February 2009	—	533
Promissory notes payable to certain former stockholders of Preheat, Inc. with interest at 5%, maturing in February 2009	—	800
Capital lease payable to leasing companies secured by vehicles	729	132
Capital lease payable to finance companies	941	798
Subordinated promissory note to a former debenture holder with a fixed interest rate of 8%, maturing May 13, 2008, unsecured	913	829
Term A notes payable to a finance company, variable interest rate at LIBOR plus 6.5% (10.80%) at December 31, 2005 and LIBOR plus 5.5% (10.18%) at March 31, 2006, maturing May 17, 2010, secured by various equipment	4,540	10,824
Term B notes payable to a finance company, variable interest rate at LIBOR plus 8.0% (12.41% at December 31, 2005 and 12.82% at March 31, 2006) maturing August 29, 2010, secured by various property and equipment	9,000	15,000
Other debt	52	49

Total	18,724	34,167
Less: current maturities	(2,926)	(3,701)

Long-term debt, less current maturities	$15,798	$30,466

REVOLVING LINE OF CREDIT

We have a working capital revolving line of credit (the “Line”) with a bank. Availability under the Line is the lower of: (i) $15.0 million or (ii) the sum of eligible accounts receivable, as defined under the agreement. The Line accrues interest at the prime interest rate plus 1.5% (9.25% at March 31, 2006) and matures in May 2010. The Line is collateralized by accounts receivable. As of March 31, 2006, we had $9.2 million outstanding under the Line. Our availability under the Line was $0.6 million at March 31, 2006. Due to the lockbox arrangement and the subjective acceleration clause of the Line agreement, the debt under the Line has been classified as a current liability as of March 31, 2006 and December 31, 2005, as required by Emerging Issues Task Force (“EITF”) No. 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-box Arrangement.”

SENIOR CREDIT FACILITY

On May 18, 2005, we completed a $50 million equipment term financing (“Term A Loan”) and increased our Line to $15 million from its previous level of $12.0 million (with the Term A Loan, collectively referred to herein as the “Senior Credit Facility”). In conjunction with the disposition of the Aviation Transportation Services segment, effective June 2005, the borrowing base was reduced to $30.0 million. On February 13, 1006, we entered into the First Amended and Restated Credit Agreement (the “Amendment”) which amended the Term A Loan. Under the terms of the Amendment, the funding limits will be limited to the lesser of $30.0 million and the sum of (i) 50% of the orderly liquidation value of our seismic drilling, environmental and leasing equipment, and (ii) 50% of the fair market value of certain real estate. In addition, the Term A Loan matures in May 2010 and will be repaid monthly in equal payments up to a 25% balloon at maturity date, with interest paid in arrears and accruing at the annual interest rate of 90-day LIBOR plus 5.5% (10.18% at March 31, 2006). The Term A Loan restricts the payment of cash dividends and contains customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios and limitations on capital expenditures. On February 14, 2006, we borrowed an additional $7.0 million on the Term A Loan to partially fund the Preheat acquisition (see Note 7), leaving an outstanding balance of $10.8 million at March 31, 2006, after scheduled monthly principal payments.

JUNIOR CREDIT FACILITY

On August 29, 2005, we completed a $25.0 million multiple draw term credit facility (“Term B Loan”). Under the terms of the Term B Loan, funding will be done through advances at our request in minimum amounts of $2.0 million. Quarterly payments in the amount of $0.2 million, plus interest, will begin on April 1, 2008. In the event that we no longer have any senior term debt outstanding, the annual principal amortization of the Term B Loan will be increased to 7.5% of the advances outstanding under the Term B Loan beginning December 31, 2006. The Term B Loan matures in August 2010 and will accrue interest at the rate of 90-day LIBOR plus 8% (12.82% at March 31, 2006). The Term B Loan restricts the payment of cash dividends and contains customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios and limitations on annual capital expenditures. On February 14, 2006, we borrowed an additional $6.0 million on the Term B Loan to partially fund the Preheat acquisition (see Note 7), leaving an outstanding balance of $15.0 million at March 31, 2006.

CAPITAL LEASES

Prior to June 30, 2005, we had several capital leases for aircraft which generally had lease terms of 60 months at inception of the lease. Aircraft leases either contained a bargain purchase option at the end of the lease or a balloon amount due that can be refinanced over 36 months. From time to time, we acquired an aircraft through cash flows from operations or through the Line which was then sold to a financing company and leased back to us. These sales and lease back transactions were recorded as a capital lease and gains and losses incurred on the sale are deferred and amortized over the life of the lease term or the asset, whichever is shorter. These leases were paid in full with proceeds from the Term A Loan (see above). As mentioned in Note 9, we executed a definitive agreement to sell the equipment and related assets of our Aviation Transportation Services segment for a cash price of $11.0 million on June 30, 2005. The aviation assets which were held under capital lease at December 31, 2004 were sold in that transaction. During May 2005, proceeds from the borrowings under the Term A Loan were used to repay certain aviation leases outstanding at that time.

Prior to March 31, 2006, we leased several vehicles used in our seismic drilling operations under 40-month capital leases. In February 2006, in accordance with a 2005 agreement, the capital leases on most of those vehicles were paid off through a refinance transaction with a third party leasing company. The capital leases were replaced with 24-month operating leases expiring in the first quarter of 2008.

Total cost and accumulated depreciation of vehicles held under capital leases is as follows (in thousands):

	December 31, 2005	March 31, 2006
Vehicles	1,694	183
Less: Accumulated depreciation	(795)	(38)

Capitalized cost, net	$899	$145

Depreciation expense for the quarters ended March 31, 2006 and 2005 was approximately $0.03 million and $0.22 million, respectively, for all assets held under capital lease.

CONVERTIBLE DEBENTURES

Pursuant to a Securities Purchase Agreement dated February 12, 2004, we issued (i) $10,000,000 in principal amount of 3-year, 6.5% fixed rate, convertible debentures (the “Initial Debentures”) that were convertible into shares of common stock at an initial conversion price of $7.15 per share, (ii) 1-year common stock Series A Warrants to purchase an aggregate of 700,000 shares of Common Stock at an initial exercise price of $7.15 per share and (iii) 5-year Common Stock Series B Warrants to purchase an aggregate of 390,000 shares of Common Stock at an initial exercise price of $8.50 per share. The warrants were not exercisable for a period of six months and one day after the issue date of such warrants and in no event would the exercise prices of such warrants be less than $6.15 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.9 million using the Black Scholes model. The value of these warrants was recorded as a debt discount with a corresponding amount recorded to paid in capital at the date of issuance. The 1-year Series A warrants expired during 2005.

On April 15, 2004, in accordance with the Securities Purchase Agreement, we issued (i) $5,050,000 in principal amount of 3-year, 6.5% fixed rate, convertible debentures (collectively with the Initial Debentures, hereinafter referred to as the “Debentures”) that were convertible into shares of common stock at an initial conversion price of $7.20 per share, and (ii) 5-year Common Stock Series A Warrants to purchase an aggregate of 151,500 shares of common stock at an initial exercise price of $9.00 per share. The warrants were not exercisable for a period of six months and one day after the issue date of such warrants and in no event would the exercise prices of such warrants be less than $7.11 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.2 million using the Black Scholes model. The value of the warrants and beneficial conversion feature were recorded as a debt discount with a corresponding amount recorded to paid in capital at the date of issuance.

Total proceeds of $14.2 million were received from the issue of these Debentures, after expenses. Of the total proceeds received, $8.2 million was used to redeem the Series A Preferred Stock and dividends in February 2004, $4.9 million was used to redeem the Series B Preferred Stock and dividends in March and April 2004 and the balance used for working capital purposes.

The debt discounts for the February 12, 2004 and April 15, 2004 debentures were $0.9 million and $0.2 million, respectively. The debt discounts were being amortized to interest expense using the effective interest method over the period in which the debentures could be put to us. A total of $0.9 million was included in interest expense and $0.2 million loss on extinguished related to the amortization of the debt discounts for the year ended December 31, 2004. Since the Debentures were in default at December 31, 2004, the entire amount of the debt discount was charged to expense during 2004.

Prior to maturity of the Debentures, the holders of the Debentures had the right to require the repayment or conversion of up to an aggregate of $13.17 million of the Debentures (the “Put Option”). We registered 5,012,237 shares effective June 30, 2004 covering the common stock that were issuable pursuant to the conversion of the Debentures and the exercise of the Put Option and all associated warrants, including additional shares that were issuable due to adjustments for conversion price upon the Debenture conversion, payment of interest with shares and/or the exercise of warrants due to subdivision or combination of our common stock. Pursuant to the Debenture agreement, the registration of the related common stock triggered the ability of the Debentures holders to exercise the Put Option in ten consecutive non-cumulative and equal monthly installments equal to 8.75% of the face value of the Debentures ($1,316,875) beginning August 1, 2004. Accordingly the Debentures, net of debt discount, were classified as a current liability in the Consolidated Balance Sheet at December 31, 2004. We received, and redeemed for cash, notices from the holders of the Debentures exercising their Put Option for August, September and October 2004. Upon receipt of the Debenture Holders’ intent to exercise a Put Option, we had the irrevocable option to deliver cash or, if certain conditions set forth in the Debentures were satisfied, shares of our common stock. If we elected to pay the Put Option with common stock, the underlying shares would have been valued at a 12.5% discount to the average trading price of our common stock for the applicable pricing period, as defined in the Debenture agreement. The number of shares we would have delivered was equal to the value of the Put Option installment due divided by the fair market value of our common stock for the applicable pricing period discounted at 12.5%. We did not redeem for cash or stock notices received from the Debenture Holders exercising their Put Option for the months of November and December 2004 and January, February, March and April 2005.

As provided for in the terms of the applicable Securities Purchase Agreements, the Debenture holders received Put Option payments of $1.3 million in principal, plus accrued interest, each on August 5, 2004, on September 9, 2004 and on October 25, 2004. In accordance with APB Opinion No. 26 “Early Extinguishment of Debt,” we recorded $0.2 million as a loss on extinguishment of debt in 2004 as a result of the early extinguishment of these portions of the Debentures.

On October 8, 2004, we entered into an Amendment and Conditional Waiver Agreement (the “Amendment”) with the holders of the Debentures. Under the terms of the Amendment, the Debenture holders granted us, among other things, the right to pre-pay in cash all, but not less than all, of the outstanding Debentures held by each holder on or prior to November 15, 2004. In exchange for such right, we agreed to allow the holders of the Debentures to convert $2,000 of the principal amount of the April 15, 2004 Debentures into 200,000 shares of common stock at a revised conversion price of $0.01 per share. As a result of this conversion and in accordance with the requirements of SFAS No. 84, “Induced Conversions of Convertible Debt, an amendment to APB Opinion No. 26,” we recorded $0.9 million in debt conversion expense in 2004.

On January 25, 2005, we filed suit in United States District Court, Western District of Louisiana against the holders of the Debentures and other third parties (collectively, the “Debenture Holders”). In the suit, we alleged that the Debenture Holders violated Section 16(b) of the Securities Exchange Act of 1934, and we sought the disgorgement of profits realized by the Debenture Holders from their purchases and sales of our common stock.

On May 18, 2005, we entered into settlement agreements (“Debenture Settlement Agreements”) with each of the Debenture Holders in exchange for our dismissal of the lawsuit filed against the Debenture Holders. Under the terms of the Debenture Settlement Agreements, we agreed to (i) pay the Debenture Holders approximately $4.0 million cash; (ii) immediately issue the Debenture Holders 2.0 million shares of our common stock at an agreed upon value of $3.4 million; and, (iii) issue the Debenture Holders approximately $4.3 million of unsecured, subordinated promissory notes (“Subordinated Debenture Notes”). We recorded a gain of $0.2 million at the close of these transactions. The Subordinated Debenture Notes were scheduled to be paid quarterly, with interest in arrears, over 36 months in level payments with interest accruing at the rate of 8% per annum. Execution of the Debenture Settlement Agreements extinguished the terms of the original Debentures and released all parties from any future claims.

On August 26, 2005, we entered into a settlement agreement and mutual release (“Agreement and Release”) with two of the three holders of the Subordinated Debenture Notes. Under terms of the Agreement and Release, we paid $1.5 million in cash from the proceeds of a new $25.0 million multiple draw term credit facility, and issued 750,000 shares of our common stock in full satisfaction of the applicable Subordinated Debenture Notes. At December 31, 2005 and March 31, 2006, the remaining Subordinated Debenture Note had a balance of approximately $0.9 million and $0.8 million, respectively.

TRUSSCO NOTES

On June 30, 2004, we purchased all of the issued and outstanding stock of Trussco, Inc. and all of the membership interests in Trussco Properties, L.L.C. (collectively “Trussco) for an aggregate acquisition price of $11.9 million, including $7.3 million in cash, $3.0 million in 5% convertible promissory notes payable to certain stockholders (“Stockholder Notes”) maturing in June 2007, and the assumption of approximately $1.6 million in debt and other liabilities. The Stockholder Notes can be prepaid at any time and are convertible into shares of our common stock at a price of $9.40 per share.

On May 18, 2005, in connection with the completion of the Term A Loan, we entered into early debt extinguishment agreements (“Debt Extinguishment Agreements”) with respect to $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note more fully described in Note 4. Under the terms of the Debt Extinguishment Agreements on August 29, 2005, we (i) issued 0.2 million shares of our common stock; and (ii) paid certain holders of the Stockholder Notes $1.0 million in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the contingent Earnout Note. The Company recognized a gain on debt extinguishment of $0.3 million upon closing the transaction.

At December 31, 2005 and March 31, 2006, we have $1.0 million of Stockholder Notes outstanding bearing interest at 5% and maturing in June 2007. We also have $2.0 million of contingent Earnout Notes, none of which have been earned. Based upon current estimates, the amounts due and payable by the end of the term of the Earnout Note, if any, will be immaterial.

PREHEAT NOTES

Effective February 10, 2006, we purchased all of the issued and outstanding stock of Preheat, Inc. for an aggregate acquisition price of $23.0 million, including $16.0 million in cash, 900,000 shares of our common stock, $4.0 million in 5% promissory notes payable to certain stockholders (“Preheat Notes”) and the assumption of approximately $1.6 million in debt and other liabilities. The Preheat Notes consist of three separate notes with $2.7 million maturing in February 2008 and $0.5 million and $0.8 million maturing in February 2009.

INSURANCE NOTES PAYABLE

A portion of our property and casualty insurance premiums are financed through certain short-term installment loan agreements. The insurance notes are payable in monthly installments through August 2006 and accrue interest at rates ranging between 4.6% and 5.0%.

NOTE 4. COMMITMENTS AND CONTINGENCIES

INSURANCE

Trussco, Inc. maintained a self-insurance program for a portion of its health care and workers’ compensation costs. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and the estimated liability for claims incurred but not reported. As of March 31, 2006, we had $0.1 million of accrued liabilities related to health care and workers’ compensation claims.

Management is not aware of any significant workers’ compensation claims or any significant claims incurred but not reported as of March 31, 2006.

SERIES A AND SERIES B PREFERRED STOCK LITIGATION

On May 3, 2006, the Supreme Court of the State of Louisiana unanimously denied the writ application filed by Advantage Capital, et. al. (collectively “ACP”) which sought to reverse an earlier judgment by the Fourth Circuit Court of Appeal for the State of Louisiana which confirmed our right to redeem our Series A and Series B Preferred Stock (“Preferred Stock”).

DEBENTURE LITIGATION

On January 25, 2005, we filed suit in United States District Court, Western District of Louisiana against the Debenture Holders alleging that the Debenture Holders violated Section 16(b) of the Securities Exchange Act of 1934 and we sought the disgorgement of profits realized by the Debenture Holders from their purchases and sales of our common stock.

On May 18, 2005, we entered into the Debenture Settlement Agreements with each of the Debenture Holders in exchange for our dismissal of the lawsuit filed against the Debenture Holders. Under the terms of the Debenture Settlement Agreements, we agreed to (i) pay the Debenture Holders approximately $4.0 million cash; (ii) immediately issue the Debenture Holders 2.0 million shares of our common stock at an agreed upon value of $3.4 million; and (iii) issue the Debenture Holders the Subordinated Debenture Notes. We recorded a gain on debt extinguishment of approximately $0.2 million upon closing of these transactions. The Subordinated Debenture Notes were scheduled to be paid quarterly, with interest in arrears, over 36 months in level payments with interest accruing at the rate of 8% per annum. Execution of the Debenture Settlement Agreements extinguished the terms of the original Debentures and released all parties from any future claims.

On August 26, 2005, we entered into an Agreement and Release with two of the three holders of the Subordinated Debenture Notes. Under terms of the Agreement and Release, we paid $1.5 million in cash from the proceeds of a new $25.0 million multiple draw term credit facility, and issued 750,000 shares of our common stock in full satisfaction of the applicable Subordinated Debenture Notes. At December 31, 2005 and March 31, 2006, the remaining Subordinated Debenture Note had a balance of approximately $0.9 million and $0.8 million, respectively.

TRUSSCO INC. EARNOUT

In connection with the acquisition of Trussco, we issued to certain former shareholders of Trussco a promissory note (“Earnout Note”) that will earn interest at a rate of 5% per annum of the amount owed. Under the terms of the Earnout Note, we agreed to pay these shareholders on or before June 30, 2007, the lesser of (i) the amount of $3.0 million, or (ii) the sum of the product of 3.12 times Trussco’s average annual EBITDA (earnings before interest, taxes depreciation and amortization) for the 36 month period ending December 31, 2006 less the sum of $9.0 million plus $1.5 million of Trussco long-term and former shareholder debt existing as of June 30, 2004 that we assumed.

At December 31, 2005 and March 31, 2006, we have $2.0 million of contingent Earnout Notes payable, none of which have been earned. Based upon current estimates, the amounts due and payable by the end of the term of the Earnout Note, if any, will be immaterial.

EXECUTIVE COMPENSATION AGREEMENTS

On June 30, 2004, we amended Restricted Stock Incentive Agreements with certain executive officers and executed Amended and Restated Incentive Agreements (collectively referred to hereinafter as the “Incentive Agreements”) that award stock and/or cash on various vesting dates. Under the terms and conditions of the Incentive Agreements, two executive officers received 40,454 shares and 50,000 shares, respectively. The stock was held in escrow, registered in the name of the executive officers, until it vested 100% on November 4, 2004. Tax equalization payments were also paid to the two executive officers totaling $0.1 million at June 30, 2004. The awards were valued at their fair market value at price of $5.05 at June 30, 2004 and recorded, in full, as compensation expense of $0.5 million.

The Incentive Agreements also grant these executive officers the right to receive two cash payments each equal to the fair market value of 60,673 shares and 75,000 shares of our common stock, respectively, on the first business day following our annual stockholders’ meeting in 2005 and in 2006. The amounts of such stock-based awards to the executive officers on each vesting date may be paid in cash or, at the sole option of the Compensation Committee, in additional common stock, provided such shares are available for issuance pursuant to the terms of the Fifth Amended and Restated OMNI Energy Services Corp. Stock Incentive Plan (hereinafter the “Plan”). Such shares were not available until November 30, 2004, when the number of shares available under the Plan was approved by the stockholders to be increased. From June 30, 2004 until November 30, 2004 the awards were accounted for under FASB Interpretations (FIN) No. 28 “Accounting for Stock Appreciation Right and Other Variable Stock Option or Award Plans” as a variable plan, which requires that compensation will be measured at the end of each period at the quoted market price of a share of our common stock and the change in the value of the incentive awards be charged to expense. As such, the awards were revalued at the end of each reporting period at the quoted market price of a share of our common stock. At November 30, 2004, the market value of a share of our common stock was $2.93 resulting in compensation expense under variable accounting of $0.5 million to be recognized through that date. Effective November 30, 2004, the Company amended these incentive agreements to provide for 100% vesting of the restricted stock and have put into escrow the number of shares of common stock to settle the awards. Accordingly, the previously unvested portion of the award was charged to expense which, along with the previously recognized $0.5 million, totaled $0.8 million which was recorded as compensation expense as of December 31, 2004.

We also entered into Stock-Based Award Incentive Agreements (hereinafter “SBA”) with certain executive officers on June 30, 2004. The SBA shall become computed and payable: (a) on the date of the Employee’s termination of employment (for any reason other than resignation or termination for cause), (b) 90 days after the executive’s death or disability or (c) upon a Change in Control. The executive managers were awarded 45% and 55%, respectively, of: (1) 10% of the fair market value (hereinafter “FMV”), defined as the average closing price per share on the NASDAQ National Market over the five prior trading days times the number of our issued and outstanding shares, of a share of our common stock greater than or equal to $1.00 but less than $1.50, plus (2) 15% of the FMV of a share of our common stock greater than or equal to $1.50 but less than $2.50, plus (3) 20% of the FMV of a share of our common stock greater than or equal to $2.50 but less than

$10.00, plus (4) 15% of the FMV of a share of the Company’s common stock greater than or equal to $10.00 but less than $20.00, plus (5) 10% of the FMV of a share of our common stock greater than or equal to $20.00. If no payments have been made, the right terminates on December 31, 2008 or upon termination of employment for resignation or cause, whichever occurs first. The intrinsic value of this award at March 31, 2006 is $9.7 million but no compensation expense has been recorded because the award is contingent on future events, none of which are considered probable at March 31, 2006.

In addition, we entered into employment contracts with certain key executive management effective until December 31, 2008 with automatic extensions for additional, successive one year periods commencing January 1, 2009, unless either party gives notice of non-renewal as provided for under the terms of the employment contracts.

In connection with the Trussco acquisition, we entered into employment contracts with three former Trussco stockholders effective until December 31, 2006 with automatic extensions for additional, successive one year periods commencing January 1, 2007, unless either party gives notice of non-renewal as provided for under the terms of the employment contracts. During 2005, two of these employment contracts were terminated.

In connection with the Preheat acquisition, we entered into employment contracts with the two former stockholders effective until December 31, 2007 with an automatic extension for one additional twelve month period commencing January 1, 2008 unless either party gives notice of non-renewal as provided under the terms of the employment contracts.

In the normal course of our business, we become involved in various litigation matters including, among other things, claims by third parties for alleged property damages, personal injuries and other matters. While we believe we have meritorious defenses against these claims, management has used estimates in determining our potential exposure and has recorded reserves in our financial statements related thereto where appropriate. It is possible that a change in our estimates of that exposure could occur, but we do not expect such changes in estimated costs will have a material effect on our financial position or results of operations.

NOTE 5. STOCKHOLDERS’ EQUITY

PREFERRED STOCK

During the years ended December 31, 1999, 2000 and 2001, we privately placed with an affiliate subordinated debentures totaling $12.4 million. The debentures matured five years from their date of issue and accrued interest at various rates ranging from a fixed rate of 12% per annum to a variable rate of interest starting at 12% per annum and escalating to 20% per annum. In October 2000, we agreed to convert $4.6 million of the subordinated debentures into our Series A Preferred which was convertible into common stock of the Company at a conversion price of $0.75 per share. In May 2001, we agreed to pay the affiliate $3.0 million cash plus issue to the affiliate $4.6 million of the Company’s Series B Preferred in satisfaction of all of the remaining outstanding subordinated debentures including accrued interest of $1.8 million. The Series B Preferred was convertible into common stock of the Company at a conversion price of $1.25 per share. This transaction resulted in the affiliate agreeing to forgive $1.0 million of indebtedness, which was reflected as a capital contribution from the affiliate rather than as income in the accompanying financial statements. The Preferred Stock earned dividends at a rate of 8% of which dividends of $484,000 and $490,000 were recorded during the years ended December 31, 2003 and 2004, respectively. In February 2004, we issued $10 million of 6.5% Subordinated Convertible Debentures (See Note 3). The proceeds were used to redeem $8.2 million (7,475 shares) of the Series A Preferred outstanding, including accrued dividends of $0.7 million. The remaining 25 shares of Series A Preferred were redeemed in April 2004 for $0.03 million. At December 31, 2005, there are no Series A Preferred shares outstanding. During the first quarter of 2004, we redeemed 2,286 shares of the Series B Preferred for $2.4 million, including accrued dividends of $0.1 million. In April 2004, we redeemed 2,285 shares of the total of 2,314 shares of the Series B Preferred outstanding for $2.5 million, including accrued dividends of $0.2 million. At December 31, 2005 and March 31, 2006, 29 shares of Series B Preferred remain outstanding and are convertible into 7,733 shares of our common stock.

On May 17, 2005, we entered into a Securities Purchase Agreement with certain of our affiliates and executive officers to issue up to $5.0 million of Series C Preferred in conjunction with the completion of the Senior Credit Facility more fully described in Note 3. Our Series C Preferred is convertible into shares of our common stock at a conversion price of $1.95 per share and includes detachable warrants to purchase up to 6,550,000 additional shares of our common stock at exercise prices ranging between $1.95 and $3.50 per share. The conversion prices of our Series C Preferred and the warrant exercise prices were supported by a fairness opinion issued by a third party. The transactions contemplated by the Securities Purchase Agreement closed in two tranches. On May 17, 2005, we issued an aggregate of 3,500 shares of Series C Preferred and warrants to acquire 4,585,000 shares of our common stock, in exchange for $3.3 million, net of offering costs of $0.2 million. The proceeds of the issuance were allocated to the warrants and preferred stock based on the relative fair value of each instrument. The value attributed to the warrants was $2.9 million ($2.7 million net of offering costs) and was recorded as additional paid in capital while $0.6 million was the attributed value to the preferred stock. In addition, the conversion terms of the preferred stock result in a beneficial conversion feature valued at approximately $0.7 million. As a result of the terms of conversion, we recorded a one time charge to retained earnings for this amount representing a deemed dividend to the preferred stockholders with the offset recorded in additional paid in capital.

On August 29, 2005, the remainder of the Series C Preferred and warrants were issued generating gross proceeds of $1.5 million. The proceeds of the issuance of the second tranche were allocated to the warrants and preferred stock based on the relative fair value of each instrument. The entire value of $1.5 million was attributed to the fair value of the warrants and was recorded as additional paid in capital. In addition, the conversion terms of the preferred stock issued in the second tranche resulted in no beneficial conversion feature.

The Term A Loan and the Term B Loan restrict the payment of cash dividends. Consequently, the dividend obligation related to the Series C Preferred has been satisfied through the issuance of additional shares of Series C Preferred as payment-in-kind (“PIK”) dividends. These additional shares of preferred stock do not have warrants attached to them. During the three months ended March 31, 2006, 117 shares of Series C Preferred were issued as PIK dividends. In addition, the conversion terms of the preferred stock issued as PIK dividends resulted in an immaterial beneficial conversion feature. As a result of these PIK dividends, we recorded a one time charge to retained earnings representing a dividend to the preferred stockholders with the offset recorded in additional paid in capital.

At December 31, 2005 and March 31, 2006, 5,128 and 5,245 shares of Series C Preferred remain outstanding, respectively, and are convertible into 2,629,744 and 2,689,744 shares of our common stock, respectively.

EARNINGS PER SHARE

Basic earnings per share (“EPS”) is determined by dividing income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if options and other contracts to issue shares of common stock were exercised or converted into common stock.

As of March 31, 2006 and 2005, we had 348,569 and 1,035,277 options, respectively, and 641,500 and 1,363,166 warrants, respectively, that were excluded from the calculation of Diluted EPS as they were antidilutive. In addition, debentures convertible into 1,548,743 shares of common stock and the Stockholder Notes convertible into 319,144 shares of common stock were excluded from the calculation for March 31, 2005. Additionally, Stockholder Notes convertible into 106,383 shares of common stock were excluded from the calculation for March 31, 2006.

The following table reconciles net income available to common stockholders and common equivalent shares for the Basic EPS calculation to net income available to common stockholders and common equivalent shares for the Diluted EPS calculation as of March 31, 2005 and 2006, respectively:

	Three Months Ended March 31, 2005		Three Months Ended March 31, 2006
	Dollars	Weighted Average Shares	Dollars	Weighted Average Shares
	(in thousands)
Basic EPS net income available to common stockholders and common equivalent shares	$202	11,408	$2,090	15,521
Add: Options, preferred stock and warrants convertible into common stock	—	13	—	6,124

Diluted EPS net income available to common stockholders and common equivalent shares	$202	11,421	$2,090	21,645

NOTE 6. SEGMENT INFORMATION

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. Currently, we conduct our operations principally in four segments – Seismic Drilling, Environmental Services, Equipment Leasing and Other Services, all of which operate exclusively in North America. The Seismic Drilling division is comprised of three segments – Drilling, Survey and Permitting. The Equipment Leasing division and the Environmental Services division operate as stand alone segments. Other Services are accounted for in the Equipment Leasing division. All remaining assets, primarily our corporate offices, warehouses and underlying real estate, also are located in North America.

The segment classified as corporate includes all other operating activities to support the executive officer, capital structure and costs of being a public registrant. These costs are not allocated to the business segments by management when determining segment profit or loss.

Drilling revenue is derived primarily from drilling and loading of the source points for seismic analysis. Survey revenue is recorded after the customer has determined the placement of source and receiving points, and after survey crews are sent into the field to plot each source and receiving point prior to drilling. Permitting revenue is derived from services provided in conjunction with obtaining permits from landowners. Environmental revenue is earned from tank and vessel cleaning. Equipment leasing revenue is derived from the rental of various pieces of oilfield equipment to offshore and land-based oil production rigs. Other services revenue is comprised of metal stress relieving and wellhead installation services. The following table shows segment information (net of intercompany transactions) as restated for discontinued operations for the three months ended March 31, 2006 and 2005:

Three Months Ended March 31,	Drilling	Aviation		Environmental	Equipment Leasing	Other Services	Corporate	Total
2006
Operating revenues	$9,685	$		$6,082	$1,894	$794	$—	$18,455
Operating income (loss)	1,744		—	1,605	571	330	(916)	3,334
Interest expense	—		—	13	29	—	1,074	1,116
Depreciation and amortization	772		—	278	185	52	—	1,287
Identifiable assets	15,727		183	14,535	19,928	1,595	20,197	72,165
Capital expenditures	59		—	424	164	11	—	658
2005
Operating revenues	$9,058		$—	$4,057	$—	$—	$—	$13,115
Operating income (loss)	2,120		—	149	—	—	(737)	1,532
Interest expense	—		—	—	—	—	647	647
Depreciation and amortization	857		—	496	—	—	—	1,353
Loss from discontinued operations	—		(726)	—	—	—	—	(726)
Identifiable assets	20,857		17,000	12,228	—	—	10,024	60,109
Capital expenditures	67		140	—	—	—	—	207

NOTE 7. ACQUISITIONS

PREHEAT, INC.

Effective February 10, 2006, we purchased all of the issued and outstanding stock of Preheat, Inc. for an aggregate acquisition price of $23.0 million, including $16.0 million in cash, $3.0 million (900,000 shares) of our common stock and $4.0 million in 5% promissory notes payable to certain stockholders (“Preheat Notes”), and the assumption of approximately $1.6 million in debt and other liabilities. The Preheat Notes consist of three separate notes with $2.7 million maturing in February 2008, $0.5 million maturing in February 2009, and $0.8 million maturing in February 2009. The acquisition was accounted for using purchase accounting. Preheat is a leading provider of oilfield rental equipment services principally to major and independent oil and gas companies operating in the Gulf of Mexico. The acquisition will increase our revenue and customer base and offer cross-selling opportunities to customers of our existing environmental division. The results of Preheat’s operations are included in our consolidated financial statements since the date of the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The property and equipment are amortized over three to ten years with no residual value. The final allocation of the purchase price has not been completed. The allocation of the purchase price is subject to adjustment as acquired asset and liability values are finalized and certain “look back” provisions are resolved (in thousands):

Current assets (includes cash of $1,822)	$9,028
Property and equipment	15,029
Other assets	2,175
Current liabilities	(1,920)
Assumption of debt	(1,270)

Cash purchase price	$23,042

The pro forma unaudited results summarized below reflects our consolidated pro forma results of operations as if Preheat was acquired on January 1, 2005:

	Three Months Ended March 31,
	2005	2006
	(in thousands except per share amounts)
Operating revenue	$18,061	$21,345
Operating expenses:
Direct costs	10,749	13,210
Depreciation and amortization	1,784	1,477
General and administrative expenses	3,049	2,849

Total operating expenses	15,582	17,536

Operating income	2,479	3,809
Interest expense	(1,144)	(1,338)
Other income, net	33	85

Income from continuing operations	1,368	2,556
Loss from discontinued operations, net of taxes	(726)	—

Net income	642	2,556
Dividends and accretion of preferred stock	—	(116)
Non-cash charge attributable to beneficial conversion feature of preferred stock	—	(96)

Net income available to common stockholders	$642	$2,344

Basic income per share:
Income from continuing operations	$0.11	$0.15
Loss from discontinued operations	(0.06)	—

Net income available to common stockholders	$0.05	$0.15

Diluted income per share:
Income from continuing operations	$0.11	$0.11
Loss from discontinued operations	(0.06)	—

Net income available to common stockholders	$0.05	$0.11

Weighted average common shares outstanding:
Basic	12,308	15,521
Diluted	12,321	21,645

NOTE 8. INCOME TAXES

As of March 31, 2006, for tax purposes, we had net operating loss carryforwards (NOLs) of approximately $42.8 million. The NOLs will expire commencing 2018. We account for income taxes under the provision of SFAS No. 109, which requires recognition of future tax benefits (NOLs and other temporary differences), subject to a valuation allowance based on more likely than not that such asset will be realized. In determining whether it is more-likely-than-not that we will realize such tax asset, SFAS No. 109 requires that all negative and positive evidence be considered (with more weight given to evidence that is “objective and verifiable”) in making the determination. SFAS No. 109 indicates that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years”; therefore we determined that it was required by the provision of SFAS No. 109 to maintain a valuation allowance which is approximately $4.8 million at March 31, 2006. Future favorable adjustments to the valuation allowance may be required if and when circumstances change. For the three months ended March 31, 2006 and 2005, no income taxes have been provided due to the availability of our NOL, which offsets our current tax payable, and due to the reversal of a like amount of valuation allowance.

NOTE 9. DISCONTINUED OPERATIONS

On November 20, 2003, we purchased AHI, resulting in the acquisition of thirteen (13) helicopters and four (4) leased helicopters at bases located in Louisiana and Texas. AHI was strategically targeted and purchased for the infrastructure of aircraft, fueling stations, flight (customer) following and pilot and mechanic organizations.

We made the decision in July 2004, after owning AHI for approximately eight months, to exit from the Texas location in Brazoria County, to begin the withdrawal of business activity with AHI customers in Texas, and to move all operations to our main operating facility in Louisiana. This strategy also fit with the planned completion of the Intracoastal City (Mouton Cove) facility as a central base of operations. Our planned strategy was to certify all of our fleet under the OMNI Federal Aviation Agency 135 certificate and to market our flight services to independent and major oil and gas customers. Our strategy was to service operators that require aircraft geared to crew change and larger passenger capacity, which allow for higher rates and use. The large operators work from Master Service Agreements which met our needs for higher, more fixed pricing and fixed unit structures. The plan encompassed relocation of personnel, the elimination of certain duplicate positions, and the negotiation of early release of operating leases at the Brazoria County facility. The costs we incurred included travel and re-location costs for personnel who were relocated, costs associated with the transfer of aircraft to the 135 certificate, termination costs for personnel who were eliminated, costs incurred to obtain an early release of operating leases at the Brazoria County facility and other direct costs related to the exit of this business group. In September 2004, we surrendered the AHI 135 certificate.

Effective June 30, 2005, we sold the equipment and related assets of our Aviation Transportation Services segment for a cash price of $11.0 million. Accordingly, the disposition of the Aviation Transportation Services segment has been accounted for as a discontinued operation in the accompanying consolidated financial statements as of and for the three months ended March 31, 2005.

Interest expense was allocated to the discontinued operations (Aviation Transportation Services segment) in accordance with the provisions of the EITF No. 87-24 “Allocation of Interest to Discontinued Operations.” The total amount of interest expense included in loss from discontinued operations is $0.5 million for the quarter ended March 31, 2005.

Accordingly, the table below presents all revenues and expenses of the Aviation Transportation Services segment as loss from discontinued operations (in thousands):

Three Months Ended March 31, 2005
Revenue	$2,170

Operating expenses:
Direct operating costs	1,963
Depreciation and amortization	254
General and administrative expenses	208

Total operating expenses	2,425
Interest expense	471

Total expenses	2,896

Loss from discontinued operations	$(726)

LOSS ON DISPOSAL OF AVIATION TRANSPORTATION SERVICES SEGMENT

As a result of the sale of the Aviation Transportation Services segment, we incurred a loss in the amount of $2.3 million. The table below presents the assets of the Aviation Transportation Services segment as of December 31, 2005 which were removed from the balance sheet as a result of the sale (in thousands):

Inventory		$1,567
Other receivable		411
Prepaid expenses		411
Aircraft held for sale		370
Property, plant and equipment		11,079
Less: accumulated depreciation		(1,708)
Other assets, net of accumulated amortization
Acquisition costs	$13
Intangible assets	207
Loan closing costs	921

		1,141

Total book value of assets sold		$13,271

The loss on the disposal of the Aviation Transportation Services segment is calculated as follows (in thousands):

Proceeds from the sale	$11,000
Less: book value of assets sold	(13,271)

Loss on sale of aviation division	$(2,271)

NOTE 10. RELATED PARTY TRANSACTIONS.

As mentioned in Note 3, the Term A Loan and the Term B Loan restrict the payment of cash dividends. Consequently, a portion of the 9% dividend obligation related to the Series C Preferred has been satisfied through the issuance of additional shares of Series C Preferred as PIK dividends. These additional shares of preferred stock do not have warrants attached to them. During the three months ended March 31, 2006, 117 shares of Series C Preferred were issued as PIK dividends at par. In addition, PIK dividends representing 116 shares of Series C Preferred were declared during that same period.

NOTE 11. SUBSEQUENT EVENTS

On May 3, 2006, the Supreme Court of the State of Louisiana unanimously denied the writ application filed by ACP which sought to reverse an earlier judgment by the Fourth Circuit Court of Appeal that confirmed our right to redeem our Series A and Series B Preferred Stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

OMNI Energy Services Corp.

We have audited the accompanying consolidated balance sheets of OMNI Energy Services Corp. as of December 31, 2004 and 2005 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OMNI Energy Services Corp. as of December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas
March 6, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

OMNI Energy Services Corp.

We have audited the accompanying consolidated statements of operations, stockholders’ equity and cash flows for the year then ended December 31, 2003 of OMNI Energy Services Corp. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of OMNI Energy Services Corp. and its cash flows for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ FITTS, ROBERTS & CO., P.C.

Houston, Texas
March 12, 2004, except as to Notes 1, 11, and 13 as they relate to 2003 for which the date is July 29, 2005

OMNI ENERGY SERVICES CORP.

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
	2004	2005
	(Dollars in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,043	$174
Trade receivables, net	7,824	8,094
Other receivables	62	1,882
Parts and supplies inventory	2,093	1,787
Prepaid expenses and other current assets	2,739	2,458
Deferred tax asset	1,492	2,000
Current assets of discontinued operations	6,766	295
Assets held for sale	108	108
Assets held for sale of discontinued operation	3,834	—

Total current assets	25,961	16,798

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, net	18,965	14,922
Property, plant and equipment of discontinued operations, net	10,839	—

Total property, plant and equipment, net	29,804	14,922

OTHER ASSETS:
Goodwill	2,006	2,924
Customer intangible assets, net	1,620	1,520
Licenses, permits and other intangible assets, net	5,142	3,934
Loan closing costs, net	521	3,197
Other assets	243	463
Other non-current assets of discontinued operations	616	—

	10,148	12,038

TOTAL ASSETS	$65,913	$43,758

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$7,967	$5,374
Accrued expenses	2,379	1,382
Current maturities of long-term debt	6,095	2,926
Insurance notes payable	2,500	1,692
Line of credit	9,162	4,750
Convertible debentures	11,097	—
Current maturities of long-term debt, discontinued operations	5,513	—
Current liabilities of discontinued operations	3,384	698

Total current liabilities	48,097	16,822

LONG-TERM LIABILITIES:
Long-term debt, less current maturities	7,137	15,798
Other long-term liabilities	100	3
Long-term debt of discontinued operations, less current maturities	5,715	—

Total long-term liabilities	12,952	15,801

Total liabilities	61,049	32,623

COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Convertible 8% Preferred stock, no par value, 5,000,000 shares authorized; 29 shares of Series B issued and outstanding at December 31, 2004 and 2005 and 5,128 shares of Series C issued and outstanding at December 31, 2005, liquidation preference of $1,000 per share	29	806
Common stock, $.01 par value, 45,000,000 shares authorized; 11,679,565 and 15,272,121 issued and 11,408,219 and 15,136,448 outstanding at December 31, 2004 and 2005, respectively	117	153
Treasury stock, 271,346 and 135,673 shares, at cost, at December 31, 2004 and 2005, respectively	(529)	(264)
Preferred stock dividends declared	2	123
Additional paid-in capital	65,448	75,787
Accumulated deficit	(60,203)	(65,470)

Total stockholders’ equity	4,864	11,135

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$65,913	$43,758

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31,
	2003	2004	2005
	(In thousands, except per share data)
Operating revenue	$31,555	$39,064	$43,350
Operating expenses:
Direct costs	21,586	28,510	27,515
Depreciation and amortization	3,355	4,282	4,627
General and administrative expenses	3,718	9,464	8,497

Total operating expenses	28,659	42,256	40,639

Operating income (loss)	2,896	(3,192)	2,711
Interest expense	(943)	(3,288)	(2,836)
Gain (loss) on debenture conversion inducement and debt extinguishment	—	(729)	758
Other income (expense), net	114	(290)	835

Income (loss) before income taxes	2,067	(7,499)	1,468
Income tax benefit	1,092	—	508

Net income (loss) from continuing operations	3,159	(7,499)	1,976
Gain (loss) from discontinued operations, net of taxes	324	(6,756)	(3,978)
Loss on disposal of discontinued operations assets, net of taxes	—	—	(2,271)

Net income (loss)	3,483	(14,255)	(4,273)
Dividends on preferred stock	(484)	(490)	(249)
Non-cash charge attributable to beneficial conversion feature of preferred stock	—	—	(745)

Net income (loss) available to common stockholders	$2,999	$(14,745)	$(5,267)

Basic income (loss) per common share:
Income (loss) from continuing operations	$0.30	$(0.73)	$0.07
Income (loss) from discontinued operations	0.04	(0.62)	(0.30)
Loss on disposal of discontinued operations assets, net of taxes	—	—	(0.17)

Net income available to common stockholders	$0.34	$(1.35)	$(0.40)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.28	$(0.73)	$0.07
Income (loss) from discontinued operations	0.03	(0.62)	(0.29)
Loss on disposal of discontinued operations assets, net of taxes	—	—	(0.16)

Net income (loss) available to common stockholders	$0.31	$(1.35)	$(0.38)

Number of weighted average shares:
Basic	8,772	10,884	13,251
Diluted	11,362	10,884	13,683

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	PREFERRED STOCK		COMMON STOCK		TREASURY STOCK
	SHARES	AMOUNT	SHARES	AMOUNT	AMOUNT
	(Dollars in thousands)
BALANCE, December 31, 2002	12,100	$12,100	9,101,778	$91	$(706)
—Stock option exercised for cash	—	—	467,951	5	—
—Preferred stock dividends declared	—	—	—	—	—
Comprehensive income:
—Net income	—	—	—	—	—
—Foreign currency translation adjustments	—	—	—	—	—

Total comprehensive income
BALANCE, December 31, 2003	12,100	12,100	9,569,729	96	(706)
—Issuance of common stock for services	—	—	69,930	1	—
—Issuance of common stock warrants for services	—	—	—	—	—
—Convertible debenture warrants recorded as debt discount	—	—	—	—	—
—Debenture conversion inducement	—	—	200,000	2	—
—Stock based compensation	—	—	—	—	—
—Stock option and warrant exercised for cash	—	—	1,839,906	18	—
—Preferred stock dividends declared	—	—	—	—	—
—Preferred stock dividends paid	—	—	—	—	—
—Redemption of preferred stock	(12,071)	(12,071)	—	—	—
—Issuance of treasury shares for stock based compensation	—	—	—	—	177
Comprehensive income:
—Net loss	—	—	—	—	—
—Foreign currency translation adjustments	—	—	—	—	—

Total comprehensive loss
BALANCE, December 31, 2004	29	29	11,679,565	117	(529)
—Issuance of common stock for services	—	—	284,000	3	—
—Stock based compensation	—	—	30,000	—	—
—Stock options and warrants exercised for cash	—	—	283,556	3	—
—Preferred stock dividends declared	—	—	—	—	—
—Preferred stock dividends paid	128	128	—	—	—
—Issuance of preferred stock and warrants, net of offering costs	5,000	649	—	—	—
—Beneficial conversion feature associated with preferred stock	—	—	—	—	—
—Issuance of treasury shares for stock based compensation	—	—	—	—	265
—Issuance of common stock in payment of debt	—	—	995,000	10	—
—Issuance of common stock in payment of convertible debentures	—	—	2,000,000	20	—
Comprehensive income:
—Net loss	—	—	—	—	—

Total comprehensive loss
BALANCE, December 31, 2005	5,157	$806	15,272,121	$153	$(264)

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—(Continued)

	PREFERRED STOCK DIVIDEND DECLARED	ADDITIONAL PAID-IN CAPITAL	ACCUMULATIVE OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	TOTAL
	(Dollars in thousands)
BALANCE, December 31, 2002	$—	$56,831	$(78)	$(48,457)	$19,781
—Stock options exercised for cash	—	1,051	—	—	1,056
—Preferred stock dividends declared	484	—	—	(484)	—
Comprehensive income:
—Net income	—	—	—	3,483	3,483
—Foreign currency translation adjustments	—	—	66	—	66

Total comprehensive income					3,549

BALANCE, December 31, 2003	484	57,882	(12)	(45,458)	24,386
—Issuance of common stock for services	—	340	—	—	341
—Issuance of common stock warrants for services	—	157	—	—	157
—Convertible debenture warrants recorded as debt discount	—	1,110	—	—	1,110
—Debenture conversion inducement	—	939	—	—	941
—Stock based compensation	—	795	—	—	795
—Stock options and warrants exercised for cash	—	3,930	—	—	3,948
—Preferred stock dividends declared	490	—	—	(490)	—
—Preferred stock dividends paid	(972)	—	—	—	(972)
—Redemption of preferred stock	—	—	—	—	(12,071)
—Issuance of treasury shares for stock based compensation	—	295	—	—	472
Comprehensive income:
—Net loss	—	—	—	(14,255)	(14,255)
—Foreign currency translation adjustments	—	—	12	—	12

Total comprehensive loss					(14,243)

BALANCE, December 31, 2004	2	65,448	—	(60,203)	4,864
—Issuance of common stock for services	—	267	—	—	270
—Stock based compensation	—	9	—	—	9
—Stock options and warrants exercised for cash	—	526	—	—	529
—Preferred stock dividends declared	249	—	—	(249)	—
—Preferred stock dividends paid	(128)	—	—	—	—
—Issuance of preferred stock and warrants, net of offering costs	—	3,788	—	—	4,437
—Beneficial conversion feature associated with preferred stock	—	745	—	(745)	—
—Issuance of treasury shares for stock based compensation	—	(265)	—	—	—
—Issuance of common stock in payment of debt	—	2,089	—	—	2,099
—Issuance of common stock in payment of convertible debentures	—	3,180	—	—	3,200
Comprehensive income:
—Net loss	—	—	—	(4,273)	(4,273)

Total comprehensive loss					(4,273)

BALANCE, December 31, 2005	$123	$75,787	$—	$(65,470)	$11,135

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
	2003	2004	2005
	(revised)	(revised)
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$3,159	$(7,499)	$1,976
Income (loss) from discontinued operations	324	(6,756)	(6,249)

	3,483	(14,255)	(4,273)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities—
Depreciation and amortization	3,355	4,282	4,627
(Gain) loss on property, plant and equipment disposals	(108)	(44)	(826)
Stock based compensation expense	124	1,268	8
Accretion of convertible debenture discount	—	672	—
Amortization of loan closing costs	348	1,099	417
Foreign currency translation adjustments	66	12	—
Gain (loss) on debenture conversion inducement and extinguishment of debt	—	729	(758)
Minority interest	(221)	—	—
Common stock and common stock warrants issued for services	—	—	270
Deferred taxes	(1,092)	—	(508)
Changes in operating assets and liabilities:
Trade receivables	(1,131)	611	(270)
Other receivables	394	40	(782)
Parts and supplies inventory	(270)	(310)	306
Prepaid expenses and other current assets	1,910	2,029	2,685
Other assets	(661)	585	(301)
Accounts payable and accrued expenses	152	2,717	(3,589)
Other long term liabilities	—	(227)	(97)

Net cash provided by (used in) operating activities of continuing operations	6,025	5,964	3,158

Net cash provided by (used in) operating activities of discontinued operations	(361)	(414)	(264)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash received	—	(7,768)	—
Proceeds from disposal of property, plant and equipment	435	450	685
Purchase of property, plant and equipment	(137)	(786)	(591)

Net cash provided by (used in) investing activities of continuing operations	298	(8,104)	94

Net cash provided by (used in) investing activities of discontinued operations	(4,456)	(4,543)	11,380

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	152	6,727	26,956
Principal payments on long-term debt	(2,264)	(5,894)	(27,254)
Borrowings (payments) on line of credit, net	1,654	4,529	(4,412)
Proceeds from issuance of convertible debentures	—	14,159	—
Proceeds from issuance of preferred stock and associated warrants	—	—	4,677
Repayment of convertible debentures	—	(3,062)	(3,404)
Redemption of preferred stock and dividends	—	(13,043)	—
Loan closing costs	44	(1,230)	(3,229)
Deferred organizational costs	—	—	(240)
Proceeds from issuance of common stock for exercise of stock options and warrants	931	3,948	530

Net cash provided by (used in) financing activities of continuing operations	517	6,134	(6,376)

Net cash provided by (used in) financing activities of discontinued operations	(2,155)	1,434	(8,861)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(132)	471	(869)
CASH, at beginning of year	704	572	1,043

CASH, at end of year	$572	$1,043	$174

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	YEAR ENDED DECEMBER 31,
	2003	2004	2005
	(revised)	(revised)
	(In thousands)
Supplemental cash flow disclosures:
Cash paid for interest	$978	$2,101	$3,589

Cash paid for taxes	$—	$—	$—

Supplemental non-cash disclosures:
Equipment acquired under capital lease	$3,689	$3,750	$56

Premium financed with insurance carrier	$2,908	$3,302	$2,405

Common stock and common stock warrants issued for services	$—	$498	$—

Transfer of inventory and property and equipment to assets held for sale	$—	$3,942	$51

Convertible debenture warrants recorded as a debt discount	$—	$1,110	$—

Transfer of discontinued operations assets to assets held for sale	$—	$—	$11,000

Common stock issuance for extinguishment of convertible debentures	$—	$—	$3,200

Issuance of long-term debt for extinguishment of convertible debentures	$—	$—	$4,293

Common stock issuance for extinguishment of long-term debt	$—	$—	$2,099

Issuance of short-term debt for extinguishment of long-term debt	$—	$—	$1,000

Beneficial conversion feature associated with issuance of preferred stock	$—	$—	$744

Exchange of assets held for sale for extinguishment of capital leases	$—	$—	$2,891

Transfer of inventory to prepaid aviation repairs	$—	$—	$328

Dividends declared but not paid	$—	$—	$121

Preferred stock issued as dividends paid-in-kind	$—	$—	$128

Assets transferred from assets held for sale to other receivables	$—	$—	$116

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary Of Significant Accounting Policies

Nature Of Business And Current Operating Environment

We are a leading, integrated oilfield service company specializing in providing a range of (i) onshore seismic drilling, operational support, and permitting, survey and (ii) dock-side and offshore hazardous and non-hazardous oilfield waste management and environmental cleaning services, including tank and vessel cleaning and safe vessel entry, for oil and gas companies operating primarily in the Gulf of Mexico.

At December 31, 2005, we operated in two business divisions—Seismic Drilling and Environmental Services. The principal market of our Seismic Drilling division is the marsh, swamps, shallow water and contiguous dry areas along the Gulf of Mexico (the “Transition Zone”), primarily in Louisiana and Texas, where we are the leading provider of seismic drilling support services.

Our Environmental Services division provides dock-side and offshore tank, vessel, boat and barge cleaning services principally to major and independent oil and gas companies operating in the Gulf of Mexico.

We receive our revenues principally from customers in the energy industry. In recent years, the seismic market has remained depressed due primarily to the excess capacity of available seismic data in the market. This volatile market has impacted our ability, as well as that of our customers and others in the industry, to change their forecasts and budgets in response to future uncertainties of commodity pricing. These fluctuations can rapidly impact our cash flows as supply and demand factors impact the number and size of seismic projects available.

We adjust our operations to current market conditions by downsizing, when necessary, our operations through closure of certain operating locations, disposing of excess equipment and reducing our corporate overhead structure (See Note 13). Recently, we have experienced an increase in bidding activity. During this same time we continue our efforts to renegotiate our loan agreements with our senior lenders.

In November 2003, we acquired American Helicopters, Inc. (“AHI”). AHI operated 17 helicopters from base locations in Louisiana and Texas.

In June 2004, we acquired Trussco, Inc. and Trussco Properties, L.L.C. (collectively “Trussco”). Trussco is a leading provider of dock-side and offshore tank, vessel, boat and barge cleaning services principally to major and independent oil and gas companies operating in the Gulf of Mexico.

We sold our Aviation Transportation Services segment (which included AHI) effective June 30, 2005. This division provided helicopter transportation services to oil and gas companies operating in the shallow waters of the Gulf of Mexico as well as helicopter support services to our Seismic Drilling Division. (See Note 13 for information related to our discontinued Aviation Transportation Services segment). Subsequent to December 31, 2005, we acquired Preheat, Inc. (“Preheat”), a premier provider of rental equipment and specialized environmental services principally to drilling contractors operating in the Gulf of Mexico.

Reclassifications

The consolidated financial statements have been revised to present the operations of our Aviation Transportation Services segment as discontinued operations. There was no effect on net equity or net income (loss) as a result of the reclassification. Additionally, in 2005, we have separately disclosed the operating, investing and financing portions of the cash flows attributable to our discontinued operations, which in prior periods were reported on a combined basis as a single amount.

Principles Of Consolidation And Basis Of Presentation

The consolidated financial statements include the accounts of OMNI Energy Services Corp., a Louisiana corporation, and subsidiaries in which we have a greater than 50% ownership. All material intercompany accounts and transactions have been eliminated upon consolidation. Certain prior year amounts have been reclassified to be consistent with current year financial statement presentation.

Use Of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The more significant estimates include asset impairment reserves, useful lives for depreciation and amortization, salvage values of depreciable equipment, valuation of warrants and options, allowance for doubtful accounts receivables and the utilization of deferred tax assets. Actual results could differ from those estimates.

Changes In Estimates

Effective January 1, 2004, we changed the estimated residual value of our fleet of aircraft from 10% to 30% for aircraft over five years of age and from 10% to 40% for aircraft five years of age or less. We believe the revised residual values more properly match costs over the useful lives and salvage value of these assets consistent with industry practice and provides comparability with our industry peers.

As a result of management’s first quarter 2004 change in the aviation fleet’s estimated residual salvage values of each of its aircraft, depreciation expense for 2004 and prospectively will decrease. The pro forma effect of this change in estimate is shown in the table below and reflects what net loss would have been had the changes in estimate not occurred:

	YEAR ENDED
	DECEMBER 31, 2004	DECEMBER 31, 2005
	(In thousands, except per share data)
Net loss available to common stockholders, as reported	$(14,745)	$(5,267)
Effect of change in estimate	(260)	(130)

Net loss available to common stockholders, Pro forma	$(15,005)	$(5,397)

Net loss per common share—as reported:
Basic	$(1.35)	$(0.40)
Diluted	$(1.35)	$(0.38)
Net loss per common share—pro forma:
Basic	$(1.38)	$(0.41)
Diluted	$(1.38)	$(0.39)

Effective April 1, 2005, we changed the amortization periods of the intangibles acquired as part of the acquisition of all the issued and outstanding common shares of Trussco, Inc. and all the membership interests in Trussco Properties, L.L.C. (collectively “Trussco”) from five years to various periods ranging from three to 20 years based on a valuation supported by a fairness opinion issued by an independent third party. We believe the revised amortization periods more properly match costs over the useful lives of these assets consistent with industry practice.

As a result of the second quarter 2005 change in the amortization periods of the Trussco intangibles, amortization expense for 2005 decreased. The pro forma effect of this change in estimate is shown in the table below and reflects what net loss would have been had the changes in estimate not occurred (in thousands of dollars, except per share amounts):

YEAR ENDED DECEMBER 31, 2005
(In thousands, except per share data)
Net loss available to common stockholders, as reported	$(5,267)
Effect of change in estimate	(600)

Net loss available to common stockholders, pro forma	$(5,867)

Net loss per common share—as reported:
Basic	$(0.40)
Diluted	$(0.38)
Net loss per common share—pro forma:
Basic	$(0.44)
Diluted	$(0.43)

Revenue Recognition

We recognize revenue as service is rendered. Revenue from our drilling operations is recognized on a per hole basis. Once we have drilled and loaded a source point, revenue from the drilling of such source point is recognized. Similarly, revenue is recognized from our seismic survey operations either on a day rate or per mile basis. Under the per mile basis, revenue is recognized when the source or receiving point is marked by one of our survey crews. Permitting is recognized on a per day basis as services are rendered. Our aircraft, which were usually either chartered with a monthly guaranteed rate or for a guaranteed minimum number of hours per day, generated revenue pursuant to a fixed hourly rate. See Note 13 for information related to our discontinued Aviation Transportation Services segment operations. Environmental revenue is recognized upon completion of each cleaning project. From time to time, we may offer discounts from our standard service rates for volume and competitive reasons. These discounts are recorded as a reduction of revenues.

Cash And Cash Equivalents

We consider highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Accounts Receivable

Trade and other receivables are stated at net realizable value. We grant short-term credit to our customers, primarily geophysical and oil and gas operating companies. We regularly review outstanding trade receivables and provide for estimated losses through our allowance for doubtful accounts when it is determined that an amount is not collectible.

Inventories

Inventories consist of parts and supplies used for our drilling operations. All inventories are valued at lower of average cost or market. Parts and supplies are charged to expense when it is determined that such items have no value or when their service hours have expired.

Property, Plant And Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. We provide for depreciation expense on a straight line basis over each asset’s estimated useful life depreciated to their estimated salvage values as follows:

ASSET CLASSIFICATION	USEFUL LIFE	SALVAGE VALUE
Buildings and improvements	25 years	—
Drilling, field and support equipment	5-10 years	10%
Aviation equipment (over five years of age)	10 years	30%
Aviation equipment (five years of age or less)	10 years	40%
Shop equipment	10 years	—
Office equipment	5 years	—
Vehicles	4-5 years	—
Environmental	5 years	—

Additions to property and equipment and major replacements are capitalized. Gains and losses on dispositions, maintenance, repairs and minor replacements are charged to expense as incurred. Capitalized drilling equipment, which is fabricated, is comprised of direct and indirect costs incurred during fabrication. Costs include materials and labor consumed during fabrication. Interest is also capitalized during the fabrication period. There was no interest capitalized for the years ended December 31, 2003, 2004 and 2005. Included in property and equipment at December 31, 2005 is approximately $0.9 million of vehicles purchased under capital lease obligations, net of accumulated depreciation of approximately $0.8 million.

Assets held for sale are recorded at the lower of their net book value or their net realizable value which is determined based upon an estimate of their fair market value less the cost of selling the assets. An impairment is recorded to the extent that the amount that was carried on the books is in excess of the net realizable value. Assets held for sale at December 31, 2005 are eight marsh buggies.

Impairment Of Long-Lived Assets

We review our long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment and Disposal of Long-Lived Assets.” If the carrying amount of the asset, including any intangible assets associated with that asset, exceeds its estimated undiscounted net cash flow, before interest, we will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. During the fourth quarter of 2004, we re-assessed the carrying values of our aviation fleet by obtaining an appraisal from a reputable third party appraiser and compared these appraised values to the net book values that we had recorded. As a result of our analysis, as of December 31, 2004 we recorded an impairment of approximately $3.0 million of unamortized prepaid repairs, an impairment of $0.6 million on our aviation fleet and a writedown of $0.6 million related to helicopters held for sale. These impairment charges are included in loss from discontinued operations. During 2005, the aviation-related improvements at the Mouton Cove facility were deemed to be impaired as a result of the sale of our Aviation Transportation Services segment. A charge was recorded against operations in the amount of $0.5 million reflecting the impairment of the value of that facility. Such charge is included in loss from discontinued operations. The facility was not included in the sale of our Aviation Transportation Service segment.

Goodwill And Other Intangible Assets

Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. As of December 31, 2004, and 2005, we have goodwill of $2.0 million and $2.9 million, respectively. We periodically assessed the recoverability of the unamortized balance based on expected future profitability and undiscounted future cash flows of the acquisitions and their contribution to our overall operation. In conjunction with the acquisition of AirJac during 2002, we recorded a customer intangible of $1.9 million which is being amortized over a period of 20 years; with the acquisition of AHI in 2003, we recorded intangibles of $0.3 million which was being amortized over a period of 5 years subsequently charged against discontinued operations; with the acquisition of Trussco in 2004, we recorded an intangibles of $3.9 million which are being amortized over various time periods ranging from three to 20 years. We recorded $0.1 million in amortization expense related to the intangible assets for the year ended December 31, 2003, and $0.7 million in each 2004 and 2005.

Income Taxes

We provide for deferred taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for measuring deferred taxes and liabilities due to temporary differences existing at year-end using currently enacted rates (See Note 10). A valuation allowance is provided when necessary to reduce deferred tax assets to amounts expected to be realized.

Stock Based Compensation

At December 31, 2005, we had two stock-based employee compensation plans, which are described more fully in Note 9. We account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). Accordingly, the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” permits the continued use of the method prescribed by APB No. 25 but requires additional disclosures, including pro forma calculations of earnings and net earnings per share as if the fair value method of accounting prescribed by SFAS No. 123 had been applied. No stock-based compensation costs are reflected in net income (loss), other than compensation expense recorded on awards to certain executive officers (See Note 8), as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. As required by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which amended SFAS No. 123, the following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation. The pro forma data presented below is not representative of the effects on reported amounts for future years.

	YEAR ENDED DECEMBER 31,
	2003	2004	2005
	(In thousands except per share data)
Net income (loss) available to common stockholders—as reported	$2,999	$(14,745)	$(5,267)
Add: stock-based employee compensation expense (gain) included in net (income) loss, net of tax	—	1,411	8
Less: total stock-based employee compensation expense determined under fair value based method for all awards granted to employees, net of tax	(416)	(2,204)	(785)

Net income (loss) available to common stockholders—pro forma	$2,583	$(15,538)	$(6,044)

Net income (loss) available to common stockholders—as reported:
Basic	$0.34	$(1.35)	$(0.40)
Diluted	$0.31	$(1.35)	$(0.38)
Net income (loss) available to common and stockholders—pro forma:
Basic	$0.29	$(1.43)	$(0.46)
Diluted	$0.27	$(1.43)	$(0.44)

The weighted average fair value at date of grant for options granted during 2003 was $2.31 per option. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 0.00%; (b) expected volatility of 148%; (c) average risk-free interest rate of 2.51%; and (d) expected life of 9.2 years.

The weighted average fair value at date of grant for options granted during 2004 was $4.00 per option. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 0.00%; (b) average expected volatility 66%; (c) average risk-free interest rate of 2.97%; and (d) expected life of 6.5 years.

The weighted average fair value at date of grant for options granted during 2005 was $2.15 per option. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 0.00%; (b) expected volatility of 75%; (c) average risk-free interest rate of 3.81%; and (d) expected life of 6.5 years.

Aviation Overhaul And Repair Costs

Major overhaul of Federal Aviation Administration component parts for our owned aircraft are capitalized as prepaid repairs, as incurred, and amortized over service hours flown. Routine repairs and maintenance are expensed, as incurred. See Note 13 for information related to our discontinued Aviation Transportation Services segment operations.

Earnings Per Share

We account for our earnings per share (“EPS”) in accordance with SFAS No. 128, “Earnings Per Share,” which establishes the requirements for presenting EPS. SFAS No. 128 requires the presentation of “basic” and “diluted” EPS on the face of the income statement. Basic earnings per share begins with income (loss) applicable to common stockholders (net income (loss) less preferred stock dividends) and is based on the weighted average number of common shares outstanding during each period presented. Diluted EPS assumes the exercise of all stock options and warrants having exercise prices less than the average market price of the common stock using the treasury stock method. In computing basic loss per share we consider dividends and accretion on the Series A Preferred, Series B Preferred and Series C Preferred as a reduction of net income from operations in computing basic net income (loss) per share. For the purpose of diluted earnings per common share, and only if such calculation results in dilution, preferred stock dividends will not reduce earnings; however, the weighted average common shares outstanding would increase representing the amount of common shares into which such preferred stock is currently convertible. During the year ended December 31, 2005, we reported a net loss, thus the effects of dilutive securities were anti-dilutive, rendering basic and diluted loss per share the same. Convertible preferred stock, convertible debt instruments, warrants, and options to purchase common stock are included as common stock equivalents only when dilutive.

Recently Issued Unimplemented Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after December 15, 2005. We are in the process of determining the impact of the requirements of SFAS No. 123(R). We believe it is likely that the financial statement impact from the implementation of the requirements of SFAS No. 123(R) will significantly impact our future results of operations and we continue to evaluate it to determine the degree of significance. Based upon current estimates, we believe that a charge to earnings in 2006 related to SFAS No. 123 (R) will be approximately $0.3 million.

In December 2004, SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of Accounting Principles Board (“APB”) Opinion No. 29” is effective for fiscal years beginning after June 15, 2005. This Statement addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 is expected to have no impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 30.” This statement changes the requirements for accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have an effect on our consolidated financial statements.

2.	Valuation Allowance Accounts

The allowance for uncollectible accounts consists of the following:

DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	ADDITIONS CHARGED TO EXPENSE	WRITE-OFF OF UNCOLLECTIBLE AMOUNTS	BALANCE AT END OF PERIOD
	(In thousands)
December 31, 2005 Allowance for uncollectible accounts	$—	$—	$—	$—

December 31, 2004 Allowance for uncollectible accounts	$45	$—	$(45)	$—

3.	Property, Plant And Equipment

Property, Plant and Equipment consists of the following at December 31:

	DECEMBER 31,
	2004	2005
	(In thousands)
Land	$647	$647
Building and improvements	5,621	5,259
Drilling, field and support equipment	29,794	28,727
Aviation equipment	11,030	—
Shop equipment	431	439
Office equipment	1,849	1,835
Vehicles	3,690	2,680

	53,062	39,587
Less: accumulated depreciation	(23,258)	(24,665)

Total property, plant and equipment, net	29,804	14,922
Less: property, plant and equipment of discontinued operations, net	(10,839)	—

Property, plant and equipment, net—continuing operations	$18,965	$14,922

During 2005, some of our facilities and equipment were damaged as a result of Hurricanes Katrina and Rita. As a result of the storms, we incurred damages principally to equipment and vehicles with a cost of approximately $0.6 million. The damage to the equipment was covered by insurance and the proceeds from the insurance policies are included in the consolidated financial statements at December 31, 2005 in other receivables.

4.	Long-Term Debt And Line Of Credit

Long-term debt consists of the following at December 31:

	DECEMBER 31,
	2004	2005
	(In thousands)
Notes payable to a finance company, variable interest rate at LIBOR plus 5.0% (7.42% at December 31, 2004) maturing July 31, 2006, secured by various property and equipment, repaid in full	$867	$—
Notes payable to a bank with interest payable at Prime plus 1.75% (8.25% at December 31, 2005 and 6.75% at December 31, 2004) maturing July 31, 2023, secured by real estate	1,392	1,354
Notes payable to a finance company with interest at 10.24%, maturing May 18, 2008, secured by an aircraft, repaid in full	168	—
Notes payable to a finance company with interest at 6.26%, maturing March 17, 2006, secured by various aircraft, repaid in full	1,697	—
Notes payable to a bank with interest at 8.13%, maturing June 20, 2009, secured by aircraft, repaid in full	238	—
Notes payable to a finance company with interest at 8%, maturing February 10, 2013, secured by real estate	214	195
Notes payable to a bank with interest at 12% at December 31, 2004, maturing May 31, 2005, secured by various property and equipment, repaid in full	6,500	—
Convertible promissory notes payable to certain former stockholders of Trussco, Inc. with interest at 5%, maturing in June 2007	3,000	1,000
Capital lease payable to leasing companies secured by vehicles	1,198	729
Capital lease payable to finance companies	9,100	941
Subordinated promissory note to a former debenture holder with a fixed interest rate of 8%, maturing May 13, 2008, unsecured	—	913
Term B notes payable to a finance company, variable interest rate at LIBOR plus 8.0% (12.41% at December 31, 2005) maturing August 29, 2010, secured by various property and equipment	—	9,000
Term A notes payable to a finance company, variable interest rate at LIBOR plus 6.5% (10.80% at December 31, 2005), maturing May 18, 2010, secured by various equipment	—	4,540
Other debt	86	52

Total	24,460	18,724
Less: current maturities	(6,095)	(2,926)
Less: long-term debt of discontinued operations	(11,228)	—

Long-term debt, less current maturities—continuing operations	$7,137	$15,798

Annual maturities of long-term debt during each of the years ended December 31, are as follows (in thousands):

YEAR ENDED DECEMBER 31,
(In thousands)
2006	$2,926
2007	3,729
2008	3,268
2009	2,219
2010 and thereafter	6,582

$18,724

The estimated fair value of long-term debt is determined based on borrowing rates currently available to us for notes with similar terms and average maturities and approximates the carrying value as of December 31, 2004 and 2005.

Revolving Line Of Credit

We have a working capital revolving line of credit agreement (the “Line”) with a bank. Availability under the Line is the lower of: (i) $15.0 million or, (ii) the eligible accounts receivable. The Line accrues interest at the prime interest rate plus 1.5% (9.25% at December 31, 2005) and matures in May 2010. The Line is collateralized by accounts receivable and is subject to certain customer concentration limitations. As of December 31, 2005, we had $4.7 million outstanding under the

Line. The weighted-average interest rate on borrowings under the Line was 6.0% and 7.7% for the years ended December 31, 2004 and 2005, respectively. Due to the lock-box arrangement and the subjective acceleration clause of the Line agreement, the debt under the Line has been classified as a current liability as of December 31, 2004 and 2005, as required by EITF No. 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement”.

Senior Secured

On October 21, 2004, we completed a $6.5 million senior secured loan (“Bridge Loan”) with Beal Bank, SSB. The Bridge Loan accrued interest at the rate of 12% per annum, matured January 15, 2005, and was collateralized by specific seismic assets, certain Trussco equipment and three Bell helicopters. The proceeds were used to repay debt, pay the October Put Option on the Convertible Debentures discussed below and for working capital purposes.

On January 21, 2005, we entered into a forbearance agreement with Beal Bank, SSB, which increased the interest rate from 12% to 17% and extended the maturity of the Bridge Loan to March 15, 2005. On May 2, 2005, we entered into a second agreement to extend the maturity date to May 31, 2005. The Bridge Loan restricted the payment of dividends and contained customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratios, and limitations on annual capital expenditures and certain customer concentrations. This loan was repaid in full with proceeds from the Senior Credit Facility (see below) on May 18, 2005.

Senior Credit Facility

On May 18, 2005, we completed a $50 million equipment term financing (“Term A Loan”) and increased our Line to $15 million from its previous level of $12 million (with the Term A Loan, collectively referred to herein as the “Senior Credit Facility”). Under the terms of the Term A Loan, funding will be limited to the lesser of $50 million and the sum of (i) 85% of the orderly liquidation value of our aviation fleet; (ii) 75% of the orderly liquidation value of our seismic drilling and environmental equipment; and (iii) 50% of the fair market value of certain real estate. Proceeds from the Term A Loan were used to refinance certain long-term debt, provide working capital and establish funding necessary to complete various strategic transactions under consideration. The Term A Loan matures in May 2010 and will be repaid quarterly in equal payments up to a 50% balloon at maturity date, with interest paid in arrears and accruing at the annual interest rate of 30-day LIBOR plus 6.5% (10.80% at December 31, 2005). The Term A Loan restricts the payment of cash dividends and contains customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios and limitations on annual capital expenditures. In conjunction with the disposition of the Aviation Transportation Services segment (See Note 13), effective June 2005, the borrowing base was reduced to $30.0 million. Proceeds from the sale of the Aviation Transportation Services segment were used to repay approximately $9.35 million on the Term A Loan during July 2005, leaving an outstanding balance at that time of approximately $8.6 million. As described below, a portion of the Junior Credit Facility was used to pay approximately $3.4 million toward the balance of the Term A Loan, leaving a remaining balance of $4.5 million at December 31, 2005 after a scheduled principal payment in the fourth quarter.

Junior Credit Facility

On August 29, 2005, we completed a $25 million multiple draw term credit facility (“Term B Loan”). Under the terms of the Term B Loan, funding will be done through advances at our request in minimum amounts of $2 million. Quarterly payments in the amount of $0.2 million, plus interest, will begin on April 1, 2008. In the event that we no longer have any senior term debt outstanding, the annual principal amortization of the Term B Loan will be increased to 7.5% of the advances outstanding under the Term B Loan beginning December 31, 2006. The Term B Loan matures in August 2010 and will accrue interest at the rate of 90-day LIBOR plus 8% (12.41% at December 31, 2005). The Term B Loan restricts the payment of cash dividends and contains customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios and limitations on annual capital expenditures. The proceeds from the Term B Loan were used to (i) reduce the current outstanding balance under our Term A Loan by approximately $3.4 million to a balance of $5.0 million; (ii) retire approximately $3.3 million of 8% Subordinated Notes with a payment of $1.5 million cash and the issuance of 750,000 shares of our common stock; (iii) retire $2 million of certain Subordinated Debt with a payment of $1 million cash and the issuance of 200,000 shares of our common stock; and (iv) provide working capital and funds necessary for potential strategic transactions.

Capital Leases

Prior to December 31, 2005, we had several capital leases for aircraft which generally had lease terms of 60 months at inception of the lease. Aircraft leases either contained a bargain purchase option at the end of the lease or a balloon amount due that can be refinanced over 36 months. From time to time, we acquired an aircraft through cash flows from operations or through the Line which was then sold to a financing company and leased back to us. These sales and lease back transactions were recorded as a capital lease and gains and losses incurred on the sale are deferred and amortized over the life of the lease term or the asset, whichever is shorter. These leases were paid in full with proceeds from the Term A Loan (see above). As set forth in Note 13, we sold the equipment and related assets of our Aviation Transportation Services segment for a cash price of $11.0 million effective June 30, 2005. The aviation assets which were held under capital lease at December 31, 2004 were sold in that transaction. During May 2005, proceeds from the borrowings under the Term A Loan were used to repay certain aviation leases outstanding at that time.

We also lease several vehicles used in our seismic drilling and environmental operations under 40-month capital leases.

Total cost and accumulated depreciation of aircraft and vehicles held under capital leases is as follows:

	DECEMBER 31,
	2004	2005
	(In thousands)
Aircraft	$10,009	$—
Vehicles	2,117	1,694

	12,126	1,694
Less: Accumulated amortization	(1,154)	(795)

Capitalized cost, net	$10,972	$899

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was approximately $0.3 million, $0.7 million and $0.6 million, respectively, for all assets held under capital lease.

Following is a schedule of future minimum lease payments for capital leases as of December 31, 2005:

YEAR ENDED DECEMBER 31,
(In thousands)
2006	$787
2007	481
2008	587
2009	38
2010 and thereafter	10

Total minimum lease payments	1,903
Less: Amount representing interest	(233)

Present value of net minimum lease payments	$1,670

Subsequent to December 31, 2005, the capital leases on vehicles were paid off through a sale/leaseback transaction with a third party leasing company. The capital leases were replaced with twenty-four (24) month operating leases expiring in the first quarter of 2008.

Trussco Notes

On June 30, 2004, we purchased all of the issued and outstanding stock of Trussco, Inc. and all of the membership interests in Trussco Properties, L.L.C. (collectively “Trussco”) for an aggregate acquisition price of $11.9 million, including $7.3 million in cash, $3.0 million in 5% convertible promissory notes payable to certain stockholders (“Stockholder Notes”) maturing in June 2007, and the assumption of approximately $1.6 million in debt and other liabilities. The Stockholder Notes can be prepaid at any time and are convertible into shares of our common stock at a price of $9.40 per share.

On May 18, 2005, in connection with the completion of the Term A Loan, we entered into early debt extinguishment agreements (“Debt Extinguishment Agreements”) with respect to $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note more fully described in Note 8. Under the terms of the Debt Extinguishment Agreements, we were required to (i) issue 0.2 million shares of our common stock; and (ii) pay certain holders of the Stockholder Notes $1.0 million on or before August 16, 2005, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the contingent Earnout Note. The Company recognized a gain on debt extinguishment of $0.3 million upon closing the transaction.

On August 29, 2005, in accordance with the Debt Extinguishment Agreements, we paid $1.0 million in cash from the proceeds of the Term B Loan, and issued 0.2 million shares of our common stock in full satisfaction of $2.0 million of the Stockholder Notes. In addition, we recorded an additional gain on extinguishment of $0.3 million in accordance with the terms of the agreements.

At December 31, 2005, we have $1.0 million of Stockholder Notes outstanding bearing interest at 5% and maturing in June 2007. We also have $2.0 million of contingent Earnout Notes payable at December 31, 2005, none of which have been earned. Based upon current estimates, the amounts due and payable by the end of the term of the Earnout Note, if any, will be immaterial.

Insurance Notes Payable

A portion of our property and casualty insurance premiums are financed through certain short-term installment loan agreements. The insurance notes are payable in monthly installments through September 2006 and accrue interest at rates ranging between 4.6% to 5.0%.

Convertible Debentures

Pursuant to a Securities Purchase Agreement dated February 12, 2004, we issued (i) $10,000,000 in principal amount of 3-year, 6.5% fixed rate, Convertible Debentures (the “Initial Debentures”) that were convertible into shares of common stock at an initial conversion price of $7.15 per share, (ii) 1-year common stock Series A Warrants to purchase an aggregate of 700,000 shares of Common Stock at an initial exercise price of $7.15 per share and (iii) 5-year Common Stock Series B Warrants to purchase an aggregate of 390,000 shares of Common Stock at an initial exercise price of $8.50 per share. The warrants were not exercisable for a period of six months and one day after the issue date of such warrants and in no event would the exercise prices of such warrants be less than $6.15 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.9 million using the Black Scholes model. The value of these warrants was recorded as debt discount with a corresponding amount recorded to paid in capital at the date of issuance. The 1-year Series A warrants expired during 2005.

On April 15, 2004, in accordance with the Securities Purchase Agreement, we issued (i) $5,050,000 in principal amount of 3-year, 6.5% fixed rate, Convertible Debentures (collectively with the Initial Debentures, hereinafter referred to as the “Debentures”) that were convertible into shares of common stock at an initial conversion price of $7.20 per share, and (ii) 5-year Common Stock Series A Warrants to purchase an aggregate of 151,500 shares of common stock at an initial exercise price of $9.00 per share. The warrants were not exercisable for a period of six months and one day after the issue date of such warrants and in no event would the exercise prices of such warrants be less than $7.11 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.2 million using the Black Scholes model. The value of the warrants and beneficial conversion feature were recorded as a debt discount with a corresponding amount recorded to paid in capital at the date of issuance.

Total proceeds of $14.2 million were received from the issue of these Debentures, after expenses. Of the total proceeds received, $8.2 million was used to redeem the Series A Preferred Stock and dividends in February 2004, $4.9 million was used to redeem the Series B Preferred Stock and dividends in March and April 2004 and the balance used for working capital purposes (See Note 9).

The debt discounts for the February 12, 2004 and April 15, 2004 debentures were $0.9 million and $0.2 million, respectively. The debt discounts are being amortized to interest expense using the effective interest method over the period in which the debentures can be put to us. A total of $0.9 million is included in interest expense and $0.2 million loss on extinguished related to the amortization of the debt discounts for the year ended December 31, 2004. Since the Debentures were in default at December 31, 2004, the entire amount of the debt discount was charged to expense during 2004.

Prior to maturity of the Debentures, the holders of the Debentures had the right to require the repayment or conversion of up to an aggregate of $13.17 million of the Debentures (the “Put Option”). We registered 5,012,237 shares effective June 30, 2004 covering the common stock that may have been issuable pursuant to the conversion of the Debentures and the exercise of the Put Option and all associated warrants, including additional shares that may be issuable due to adjustments for conversion price upon the Debenture conversion, payment of interest with shares and/or the exercise of warrants due to subdivision or combination of our common stock. Pursuant to the Debenture agreement, the registration of the related common stock triggered the ability of the Debentures holders to exercise the Put Option in ten consecutive non-cumulative and equal monthly installments equal to 8.75% of the face value of the Debentures ($1,316,875) beginning August 1, 2004. Accordingly the Debentures, net of debt discount, were classified as a current liability in the Consolidated Balance Sheet at December 31, 2004. We received, and redeemed for cash, notices from the holders of the Debentures exercising their Put Option for August, September and October 2004. Upon receipt of the Debenture Holders’ intent to exercise a Put Option, we had the irrevocable option to deliver cash or, if certain conditions set forth in the Debentures were satisfied, shares of our common stock. If we elected to pay the Put Option with common stock, the underlying shares would have been valued at a 12.5% discount to the average trading price of our common stock for the applicable pricing period, as defined in the Debenture agreement. The number of shares we would have delivered was equal to the value of the Put Option installment due divided by the fair market value of our common stock for the applicable pricing period discounted at 12.5%. We did not redeem for cash or stock notices received from the Debenture Holders exercising their Put Option for the months of November and December 2004 and January, February, March and April 2005.

As provided for in the terms of the applicable Securities Purchase Agreements, the Debenture holders received Put Option payments of $1.3 million in principal, plus accrued interest, each on August 5, 2004, on September 9, 2004 and on October 25, 2004. In accordance with APB Opinion No. 26 “Early Extinguishment of Debt,” we recorded $0.2 million as a loss on extinguishment of debt in 2004 as a result of the early extinguishment of these portions of the Debentures.

On October 8, 2004, we entered into an Amendment and Conditional Waiver Agreement (the “Amendment”) with the holders of the Debentures. Under the terms of the Amendment, the Debenture holders granted us, among other things, the right to pre-pay in cash all, but not less than all, of the outstanding Debentures held by each holder on or prior to November 15, 2004. In exchange for such right, we agreed to allow the holders of the Debentures to convert $2,000 of the principal amount of the April 15, 2004 Debentures into 200,000 shares of common stock at a revised conversion price of $0.01 per share. As a result of this conversion and in accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 84, “Induced Conversions of Convertible Debt, an amendment to APB Opinion No. 26,” we recorded $0.9 million in debt conversion expense in 2004.

On January 25, 2005, we filed suit in United States District Court, Western District of Louisiana against the holders of the Debentures and other third parties (collectively, the “Debenture Holders”). In the suit, we alleged that the Debenture Holders violated Section 16(b) of the Securities Exchange Act of 1934, and we sought the disgorgement of profits realized by the Debenture Holders from their purchases and sales of our common stock.

On May 18, 2005, we entered into settlement agreements (“Debenture Settlement Agreements”) with each of the Debenture Holders in exchange for our dismissal of the lawsuit filed against the Debenture Holders. Under the terms of the Debenture Settlement Agreements, we agreed to (i) pay the Debenture Holders approximately $4.0 million cash; (ii) immediately issue the Debenture Holders 2.0 million shares of our common stock at an agreed upon value of $3.4 million; and, (iii) issue the Debenture Holders approximately $4.3 million of unsecured, subordinated promissory notes (“Subordinated Debenture Notes”). We recorded a gain of $0.2 million at the close of these transactions. The Subordinated Debenture Notes were scheduled to be paid quarterly, with interest in arrears, over 36 months in level payments with interest accruing at the rate of 8% per annum. Execution of the Debenture Settlement Agreements extinguished the terms of the original Debentures and released all parties from any future claims.

On August 26, 2005, we entered into a settlement agreement and mutual release (“Agreement and Release”) with two of the three holders of the Subordinated Debenture Notes. Under terms of the Agreement and Release, we paid $1.5 million in cash from the proceeds of a new $25.0 million multiple draw term credit facility, and issued 750,000 shares of our common stock in full satisfaction of the applicable Subordinated Debenture Notes. At December 31, 2005, the remaining Subordinated Debenture Note had a balance of approximately $0.9 million.

5.	Intangible Assets

Intangible assets consist of the following at December 31:

	2004		2005
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION
	(In thousands)
Aviation hull and component overhaul system	$295	$59	$—	$—
Customer lists(a)	1,920	300	1,920	400
Trademark/tradename(a)	—	—	2,900	942
Non-compete agreements(a)	—	—	240	72
Trussco licenses and permits(a)	5,713	571	800	120

Total amortizable intangible assets	$7,928	$930	$5,860	$1,534

Goodwill	$2,130	$124	$3,048	$124
Acquisition costs	—	—	1,128	—

Total unamortizable intangible assets	$2,130	$124	$4,176	$124

(a)	During 2005, as indicated in Note 1, we changed the amortizable lives and allocation of costs of intangible assets related to the acquisition of Trussco, Inc.

YEAR ENDED DECEMBER 31,	AGGREGATE AMORTIZATION EXPENSE	ESTIMATED AGGREGATE AMORTIZATION EXPENSE
	(In thousands)
2003	$100	$—
2004	730	—
2005	663	—
2006	—	458
2007	—	408
2008	—	358
2009	—	334
Thereafter	—	2,768

Goodwill, net, of $2.0 million is attributable to our previous acquisition of Gulf Coast Resources and $0.9 million is attributable to our acquisition of Trussco, Inc. at December 31, 2005.

6.	Related Party Transactions

During the years ended December 31, 1999, 2000 and 2001, we privately placed with an affiliate subordinated debentures totaling $7.5 million, $3.4 million and $1.5 million, respectively. The debentures matured five years from their date of issue and accrued interest at various rates ranging from a fixed rate of 12% per annum to a variable rate of interest starting at 12% per annum and escalating to 20% per annum. In October 2000, we agreed to convert $4.6 million of the subordinated debentures into our Series A Preferred. In May 2001, we agreed to pay the affiliate $3.0 million cash plus issue to the affiliate $4.6 million of the Company’s Series B Preferred in satisfaction of all of the remaining outstanding subordinated debentures including accrued interest of $1.8 million. This transaction resulted in the affiliate agreeing to forgive $1.0 million of indebtedness, which was reflected as a capital contribution from the affiliate rather than as income in the accompanying financial statements (See Note 9 regarding the accounting for preferred stock). In February and April 2004, we issued $10 million and $5.05 million, respectively, of the Debentures (See Note 4). The proceeds were used to redeem $8.2 million (7,475 shares) of the Series A Preferred outstanding, including accrued dividends. The remaining 25 shares of Series A Preferred were redeemed in April 2004 for $0.03 million. At December 31, 2004 there are no Series A Preferred shares outstanding. During the first quarter of 2004, we redeemed 2,286 shares of the Series B Preferred for $2.4 million, including accrued dividends. In April 2004, we redeemed 2,285 shares of the total of 2,314 shares of the Series B Preferred outstanding for $2.5 million, including accrued dividends. At December 31, 2005, 29 shares of Series B Preferred remain outstanding.

In connection with the original issuance of the Debentures, we issued to the affiliate detachable warrants to purchase 1,912,833 shares of our common stock, of which 293,055 shares were transferred in 2003 to settle certain litigation (See Note 9) and 858,678 shares were cancelled. The balance of 761,100 shares was exercised during the first quarter of 2004 at an exercise price of $2.25.

During 2003, we entered into an agreement to facilitate the private placement of approximately 1,650,000 shares of our common stock owned by an affiliate and certain investors. The sale of the stock covered by this agreement closed during the fourth quarter of 2003, resulting in our receipt of $0.4 million cash which was recorded as a reduction of our general and administrative expenses during 2003.

During 2003, in order to facilitate a settlement of ongoing litigation between certain of our affiliates, we agreed to re-price and extend the maturity dates of certain warrants owned by the defendant affiliates but transferred in settlement of the litigation to the plaintiff affiliates. The exercise prices of the transferred warrants ranged from $2.25 to $6.00 per share. The maturity dates of the transferred warrants ranged from November 1, 2004 to July 1, 2005. The transferred warrants were re-priced at $1.54 per share and the maturity dates were extended to November 1, 2006. Accordingly, during 2003 we recorded a non-cash charge of approximately $0.1 million representing the differences in the fair market value of the originally issued warrants and the re-priced warrants. In 2004 all re-priced warrants were exercised.

On May 17, 2005, we entered into a Securities Purchase Agreement with certain of our affiliates and executive officers to issue up to $5.0 million of Series C 9% Convertible Preferred Stock (the “Series C Preferred”) in conjunction with the completion of the Senior Credit Facility more fully described above. Our Series C Preferred is convertible into our common stock at a conversion price of $1.95 per share and includes detachable warrants to purchase up to 6,550,000 additional shares of our common stock at exercise prices ranging between $1.95 and $3.50 per share. The transactions contemplated by the Securities Purchase Agreement closed in two tranches. On May 17, 2005, the closing date of the first tranche, we issued an aggregate of 3,500 shares of Series C Preferred and warrants to acquire 4,585,000 shares of our common stock, in exchange for $3,500,000. The second tranche closed on August 29, 2005, at which time the remainder of the Series C Preferred and warrants were issued generating proceeds of $1.5 million and we granted the remaining 1,965,000 warrants.

As mentioned above, the Term A Loan and the Term B Loan restrict the payment of cash dividends. Consequently, a portion of the 9% dividend obligation related to the Series C Preferred has been satisfied through the issuance of payment-in-kind (“PIK”) dividends. The PIK dividends are paid through the issuance of additional shares of Series C Preferred. These additional shares of preferred stock do not have warrants attached to them. During the year ended December 31, 2005, 128 shares of Series C Preferred were issued as PIK dividends at par.

During the three month periods ended March 31, 2005 and December 31, 2004, two of our executives deferred receipt of salary totaling $120,000 and $37,000 respectively. Beginning in the quarter ended June 30, 2005, we paid $120,000 toward this liability. At December 31, 2005 and 2004, the total amount owed to these two executives was $0 and $37,000, respectively,

7.	Vendor, Customer And Credit Concentration

During the year ended December 31, 2003, three customers associated with the drilling division, accounted for 71% (43%, 16% and 12%, respectively) of our total revenues. Included in accounts receivable as of December 31, 2003, are amounts receivable from these customers totaling approximately 60% (20%, 7% and 33%, respectively) of total accounts receivable.

During the year ended December 31, 2004, four customers associated with the drilling division, accounted for 50% (15%, 13%, 11% and 11%, respectively) of our total revenues. Included in accounts receivable as of December 31, 2004, are amounts receivable from these customers totaling approximately 44% (0%, 19%, 20% and 5%, respectively) of total accounts receivable.

During the year ended December 31, 2005, two customers associated with the drilling division, accounted for 38% (20% and 18%, respectively) of our total revenues. Included in accounts receivable as of December 31, 2005, are amounts receivable from these customers totaling approximately 37% (33% and 4%, respectively) of total accounts receivable.

During the year ended December 31, 2005, one vendor associated with the drilling division accounted for 15% of our total direct costs. Included in accounts payable as of December 31, 2005 are amounts payable to this vendor totaling approximately 28% of total accounts payable.

8.	Commitments And Contingencies

Operating Leases

Total rental expense inclusive of equipment leased on a short-term basis, was $0.4 million, $0.9 million and $1.6 million for the years ended December 31, 2003, 2004 and 2005, respectively.

We have the following operating lease commitments under non-cancelable lease terms, as of December 31, 2005:

	PAYMENTS DUE BY PERIOD
	2006	2007	2008
	(In thousands)
Operating leases	$376	$278	$164

Insurance

Trussco, Inc. maintains a self-insurance program for a portion of its health care and workers’ compensation costs. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and the estimated liability for claims incurred but not reported. As of December 31, 2005, the Company had $0.1 million of accrued liabilities related to health care and workers’ compensation claims.

Management is not aware of any significant workers’ compensation claims or any significant claims incurred but not reported as of December 31, 2005.

Series A And Series B Preferred Stock Litigation

On December 7, 2005, the Fourth Circuit Court of Appeal for the State of Louisiana granted our writ application for supervisory review and rendered a judgment granting our Motion for Partial Summary Judgment seeking a declaratory judgment against Steven T. Stull, a former director, and Advantage Capital Partners, et. al (“ACP”). On February 13, 2005, we commenced litigation against Mr. Stull and ACP, and their respective insurers seeking a declaratory judgment confirming our right to redeem, rather than convert, its shares of Series A and Series B 8% Convertible Preferred Stock under our Articles of Incorporation, as amended and other applicable operative documents and agreements. The Court determined that we had the right to redeem, rather than convert both the Series A and Series B preferred stock within 30 days after receiving the notices of conversion from ACP.

On December 20, 2005, the United States District Court for the Eastern District of Louisiana granted our Motion to Dismiss a lawsuit filed by ACP and its affiliates against us and certain of our executive officers. In the lawsuit filed on March 26, 2004, ACP and its affiliates alleged that (i) we and the executive officers misrepresented material facts and failed to disclose material facts related to the intention to redeem our Series A Preferred and Series B Preferred, and (ii) our officers breached their fiduciary duties. The Court held that ACP had failed to satisfy the pleading requirements for alleging fraud under federal securities laws.

Debenture Litigation

On January 25, 2005, we filed suit in United States District Court, Western District of Louisiana against the holders of the Debentures and other third parties (collectively, the “Debenture Holders”). In the suit we alleged that the Debenture Holders violated Section 16(b) of the Securities Exchange Act of 1934 and we sought the disgorgement of profits realized by the Debenture Holders from their purchases and sales of our common stock.

On May 18, 2005, we entered into settlement agreements (“Settlement Agreements”) with each of the Debenture Holders in exchange for our dismissal of the lawsuit filed against the Debenture Holders (See Note 4). Under the terms of the Debenture Settlement Agreements, we agreed to (i) pay the Debenture Holders approximately $4.0 million cash; (ii) immediately issue the Debenture Holders 2.0 million shares of our common stock at an agreed upon value of $3.4 million; and (iii) issue the Debenture Holders approximately $4.3 million of unsecured, subordinated promissory notes (“Subordinated Debenture Notes”). We recorded a gain on debt extinguishment of approximately $0.2 million upon closing of these transactions. The Subordinated Debenture Notes were scheduled to be paid quarterly, with interest in arrears, over 36 months in level payments with interest accruing at the rate of 8% per annum. Execution of the Debenture Settlement Agreements extinguished the terms of the original Debentures and released all parties from any future claims.

On August 26, 2005, we entered into a settlement agreement and mutual release (“Agreement and Release”) with two of the three holders of the Subordinated Debenture Notes. Under terms of the Agreement and Release, we paid $1.5 million in cash from the proceeds of a new $25.0 million multiple draw term credit facility, and issued 750,000 shares of our common stock in full satisfaction of the applicable Subordinated Debenture Notes. At December 31, 2005, the remaining Subordinated Debenture Note had a balance of approximately $0.9 million.

In the normal course of our business, we become involved in various litigation matters including, among other things, claims by third parties for alleged property damages, personal injuries and other matters. While we believe we have meritorious defenses against these claims, management has used estimates in determining our potential exposure and has recorded reserves in our financial statements related thereto where appropriate. It is possible that a change in our estimates of that exposure could occur, but we do not expect such changes in estimated costs will have a material effect on our financial position or results of operations.

Employment Agreements

On June 30, 2004, we amended Restricted Stock Incentive Agreements with certain executive officers and executed Amended and Restated Incentive Agreements (collectively referred to hereinafter as the “Incentive Agreements”) that award stock and/or cash on various vesting dates. Under the terms and conditions of the Incentive Agreements, two executive officers received 40,454 shares and 50,000 shares, respectively. The stock was held in escrow, registered in the name of the executive officers, until it vested 100% on November 4, 2004. Tax equalization payments were also paid to the two executive officers totaling $0.1 million at June 30, 2004. The awards were valued at their fair market value at a price of $5.05 per share at June 30, 2004 and recorded, in full, as compensation expense of $0.5 million.

The Incentive Agreements also grant these executive officers the right to receive two cash payments each equal to the fair market value of 60,673 shares and 75,000 shares of our common stock, respectively, on the first business day following our annual stockholders’ meeting in 2005 and in 2006. The amounts of such stock-based awards to the executive officers on each vesting date may be paid in cash or, at the sole option of the Compensation Committee, in additional common stock, provided such shares are available for issuance pursuant to the terms of the Fourth Amended and Restated OMNI Energy Services Corp. Stock Incentive Plan (hereinafter the “Plan”). Such shares were not available until November 30, 2004, when the number of shares available under the Plan was approved by the stockholders to be increased. From June 30, 2004 until November 30, 2004 the awards were accounted for under FASB Interpretation (FIN) No. 28 “Accounting for Stock Appreciation Right and Other Variable Stock Option or Award Plans” as a variable plan, which requires that compensation be measured at the end of each reporting period at the quoted market price of a share of our common stock and the change in the market value of the incentive awards be charged to expense. As such, the awards were revalued at the end of each reporting period at the quoted market price of a share of our common stock and the period over period change charged to expense. At November 30, 2004, the market value of a share of our common stock was $2.93 per share resulting in compensation expense under variable accounting of $0.5 million to be recognized through that date. Effective November 30, 2004, the Company amended these incentive agreements to provide for 100% vesting of the restricted stock award and we have put into escrow the number of shares of common stock to settle the award. Accordingly, the previously unvested portion of the award was charged to expense which, along with the previously recognized $0.5 million, totaled $0.8 million which was recorded as compensation expense as of December 31, 2004.

We also entered into Stock-Based Award Incentive Agreements (hereinafter “SBA”) with certain executive officers on June 30, 2004. The SBA shall become computed and payable: (a) on the date of the Employee’s termination of employment (for any reason other than resignation or termination for cause), (b) 90 days after the executive’s death or disability or (c) upon a Change in Control. The executive managers were awarded 45% and 55%, respectively, of: (1) 10% of the fair market value (hereinafter “FMV”), defined as the average closing price per share on the NASDAQ National Market over the five prior trading days times the number of issued and outstanding shares of the Company, of a share of the Company’s common stock greater than or equal to $1.00 but less than $1.50, plus (2) 15% of the FMV of a share of the Company’s common stock greater than or equal to $1.50 but less than $2.50, plus (3) 20% of the FMV of a share of the Company’s common stock greater than or equal to $2.50 but less than $10.00, plus (4) 15% of the FMV of a share of the Company’s common stock greater than or equal to $10.00 but less than $20.00, plus (5) 10% of the FMV of a share of the Company’s common stock greater than or equal to $20.00. If no payments have been made, the right terminates on December 31, 2008 or upon termination of employment for resignation or cause, whichever occurs first. The intrinsic value of this award at December 31, 2005 is $6.7 million but no compensation expense has been recorded at December 31, 2005 because the award is contingent on future events none of which are considered probable at December 31, 2005.

In addition, we entered into employment contracts with certain key executive management effective until December 31, 2008 with automatic extensions for additional, successive one year periods commencing January 1, 2009, unless either party gives notice of non-renewal as provided for under the terms of the employment contracts.

In connection with the Trussco acquisition (See Note 12), we entered into employment contracts with three former Trussco stockholders effective through December 31, 2006 with automatic extensions for additional, successive one year periods commencing January 1, 2007, unless either party gives notice of non-renewal as provided for under the terms of the employment contracts. During 2005, two of these employment contracts were terminated.

Trussco Inc. Earnout

In connection with the acquisition of Trussco, we issued to certain former shareholders of Trussco a promissory note (“Earnout Note”) that will earn interest at a rate of 5% per annum of the amount owed. Under the terms of the Earnout Note, we agreed to pay these shareholders on or before June 30, 2007, the lesser of (i) the amount of $3.0 million, or (ii) the sum of the product of 3.12 times Trussco’s average annual EBITDA (earnings before interest, taxes depreciation and amortization) for the 36 month period ending December 31, 2006 less the sum of $9.0 million plus $1.5 million of Trussco long-term and former shareholder debt existing as of June 30, 2004 that we assumed.

At December 31, 2005, we have $1.0 million of Stockholder Notes outstanding bearing interest at 5% and maturing in June 2007. We also have $2.0 million of contingent Earnout Notes payable at December 31, 2005, none of which have been earned. Based upon current estimates, the amounts due and payable by the end of the term of the Earnout Note, if any, will be immaterial.

Other Contingencies

We record liabilities for environmental obligations when remedial efforts are probable and the costs can be reasonably estimated. Our estimates are based on currently enacted laws and regulations. As more information becomes available or environmental laws and regulations change, such liabilities may be required to be adjusted. Additionally, in connection with acquisitions, we obtain indemnifications from the seller related to environmental matters. If the indemnifying parties do not fulfill their obligations, adjustments of recorded amounts may be required.

We maintain insurance coverage for various aspects of our business and operations. We retain a portion of losses that occur through the use of deductibles and, to a limited extent, self-funded insurance programs. We regularly review estimates of reported and unreported claims and provide for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required.

9.	Stockholders’ Equity

Common Stock

We currently have 45,000,000 shares of our $0.01 par value common stock authorized; of these authorized shares, there were 11,679,565 and 15,272,121 issued at December 31, 2004 and 2005, respectively. In 2001, we repurchased 361,800 shares of treasury stock, of which during 2004, 90,454 shares were re-issued and during 2005, 135,673 shares were re-issued leaving 135,673 outstanding at December 31, 2005.

Preferred Stock

During the years ended December 31, 1999, 2000 and 2001, we privately placed with an affiliate subordinated debentures totaling $7.5 million, $3.4 million and $1.5 million, respectively. The debentures matured five years from their date of issue and accrued interest at various rates ranging from a fixed rate of 12% per annum to a variable rate of interest starting at 12% per annum and escalating to 20% per annum. In October 2000, we agreed to convert $4.6 million of the subordinated debentures into our Series A Preferred which is convertible into common stock of the company at a conversion price of $0.75 per share. In May 2001, we agreed to pay the affiliate $3.0 million cash plus issue to the affiliate $4.6 million of the Company’s Series B Preferred in satisfaction of all of the remaining outstanding subordinated debentures including accrued interest of $1.8 million. The Series B Preferred are convertible into common stock of the company at a conversion price of $1.25 per share. This transaction resulted in the affiliate agreeing to forgive $1.0 million of indebtedness, which has been reflected as a capital contribution from the affiliate rather than as income in the accompanying financial statements. The Preferred Stock earns dividends at a rate of 8% of which dividends of $484,000 and $490,000 were recorded during the years ended December 31, 2003 and 2004, respectively. In February 2004, we issued $10 million of 6.5% Subordinated Convertible Debentures (See Note 4). The proceeds were used to redeem $8.2 million (7,475 shares) of the Series A Preferred outstanding, including accrued dividends of $0.7 million. The remaining 25 shares of Series A Preferred were redeemed in April 2004 for $0.03 million. At December 31, 2005 there are no Series A Preferred shares outstanding. During the first quarter of 2004, we redeemed 2,286 shares of the Series B Preferred for $2.4 million, including accrued dividends of $0.1 million. In April 2004, we redeemed 2,285 shares of the total of 2,314 shares of the Series B Preferred outstanding for $2.5 million, including accrued dividends of $0.2 million. At December 31, 2005, 29 shares of Series B Preferred remain outstanding and are convertible into 7,733 shares of our common stock.

In connection with the original issuance of the subordinated debentures, we issued to the affiliate detachable warrants to purchase 1,912,833 shares of our common stock, of which 293,055 shares were transferred during 2003 to settle certain litigation and 858,678 shares were cancelled. The balance of 761,100 shares was exercised in the first quarter of 2004 at an exercise price of $2.25 per share.

On May 17, 2005, we entered into a Securities Purchase Agreement with certain of our affiliates and executive officers to issue up to $5.0 million of Series C Preferred in conjunction with the completion of the Senior Credit Facility more fully described in Note 4. Our Series C Preferred is convertible into shares of our common stock at a conversion price of $1.95 per share and includes detachable warrants to purchase up to 6,550,000 additional shares of our common stock at exercise prices ranging between $1.95 and $3.50 per share. The conversion prices of our Series C Preferred and the warrant exercise prices were supported by a fairness opinion issued by a third party. The transactions contemplated by the Securities Purchase Agreement closed in two tranches. On May 17, 2005, we issued an aggregate of 3,500 shares of Series C Preferred and warrants to acquire 4,585,000 shares of our common stock, in exchange for $3.3 million, net of offering costs of $0.2 million. The proceeds of the issuance were allocated to the warrants and preferred stock based on the relative fair value of each instrument. The value attributed to the warrants was $2.9 million ($2.7 million net of offering costs) and was recorded as additional paid in capital while $0.6 million was the attributed value to the preferred stock. In addition, the conversion terms of the preferred stock result in a beneficial conversion feature valued at approximately $0.7 million. As a result of the terms of conversion, we recorded a one time charge to retained earnings for this amount representing a deemed dividend to the preferred stockholders with the offset recorded in additional paid in capital.

On August 29, 2005, the remainder of the Series C Preferred and warrants were issued generating gross proceeds of $1.5 million. The proceeds of the issuance of the second tranche were allocated to the warrants and preferred stock based on the relative fair value of each instrument. The entire value of $1.5 million was attributed to the fair value of the warrants and was recorded as additional paid in capital. In addition, the conversion terms of the preferred stock issued in the second tranche resulted in no beneficial conversion feature.

The Term A Loan and the Term B Loan restrict the payment of cash dividends. Consequently, the dividend obligation related to the Series C Preferred has been satisfied through the issuance of PIK dividends. The PIK dividends are paid through the issuance of additional shares of Series C Preferred. These additional shares of preferred stock do not have warrants attached to them. During the six months ended December 31, 2005, 128 shares of Series C Preferred were issued as PIK dividends. In addition, the conversion terms of the preferred stock issued as PIK dividends resulted in an immaterial beneficial conversion feature. As a result of these PIK dividends, we recorded a one time charge to retained earnings representing a dividend to the preferred stockholders with the offset recorded in additional paid in capital.

At December 31, 2005, 5,128 shares of Series C Preferred remain outstanding and are convertible into 2,629,744 shares of our common stock.

Earnings Per Share

Basic earning per share (“EPS”) is determined by dividing income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if options and other contracts to issue shares of common stock were exercised or converted into common stock. We had 193,146, 63,003 and 683,208 options outstanding for the years ended December 31, 2003, 2004 and 2005, respectively, that were excluded from the calculation of diluted EPS as they were antidilutive. In addition, warrants to purchase up to 1,241,500 and 2,021,363 shares of common stock were also excluded for the years ended December 31, 2004 and 2005, respectively. Additionally, debentures convertible into 1,123,264 and 585,552 shares of common stock and the Stockholder Notes convertible into 319,149 and 186,826 shares of common stock were excluded in the calculation for 2004 and 2005, respectively. Preferred stock convertible into 7,733 and 2,637,477 shares of common stock were excluded from the calculation for 2004 and 2005, respectively.

The following table sets forth the computation of basic and diluted weighted average shares outstanding:

	Year Ended December 31,
	2003	2004	2005
	(In thousands)
Shares:
Basic shares outstanding	8,772	10,884	13,251
Effect of dilutive securities:
Stock options	111	—	62
Warrants	199	—	370
Preferred stock	2,280	—	—

Dilutive shares outstanding	11,362	10,884	13,683

Due to the Company incurring a net loss for the year ended December 31, 2004, basic and diluted weighted average shares used in the calculation of earnings per share are the same due to the effects of potential dilutive securities being anti-dilutive.

Stock Based Compensation

During 2004, we entered into Incentive Agreements with our executive officers that provides for, among other things, the issuance of restricted common stock. Additionally, we entered into a SBA with certain executive officers that provides for payments, based on the market value of our outstanding common stock, in the event of death or change of control, for a period beginning on June 30, 2004 and expires on December 31, 2008 (See Note 8).

In September 1997, we adopted the Stock Incentive Plan (the “Incentive Plan”) to provide long-term incentives to our key employees, officers, directors who are our employees, and our consultants and advisors and non-employee directors (“Eligible Persons”). Under the incentive plan, we may grant incentive stock options, non-qualified stock options, restricted stock, other stock-based awards, or any combination thereof to Eligible Persons. Options generally vest over a four-year period and expire if unused after ten years. The exercise price of any stock option granted may not be less than the fair market value of the common stock on the date of grant. A total of 2,500,000 shares of common stock have been authorized under the Incentive Plan, of which 906,893 remain available for issuance at December 31, 2005.

In January 1999, we approved the Stock Option Plan (the “Option Plan”) to provide for the grant of options to purchase shares of our common stock to non-officer employees of our Company and our subsidiaries in lieu of year-end cash bonuses. The Option Plan is intended to increase shareholder value and advance our interests by providing an incentive to employees and by increasing employee awareness of us in the marketplace. Under the Option Plan, we may grant options to any of our employees with the exception of our officers. The options become exercisable immediately with respect to one-half of the shares, and the remaining one-half shall be exercisable one year following the date of the grant. The exercise price of any stock option granted may not be less than the fair market value of the common stock on the effective date of the grant. A total of 100,000 shares of common stock are authorized, of which 56,257 remain available for issuance at December 31, 2005.

A summary of our employee stock options as of December 31, 2003, 2004 and 2005, and changes during the years then ended, which give retroactive effect to the one for three reverse stock split effective July 3, 2002, are presented below:

	WEIGHTED AVERAGE EXERCISE PRICE	INCENTIVE PLAN OPTIONS
Balance at December 31, 2002	3.03	854,492

Exercisable	3.61	432,399

Granted	2.31	489,500
Exercised	1.88	(119,998)
Forfeited	5.80	(54,854)

Balance at December 31, 2003	2.74	1,169,140

Exercisable	3.10	598,729

Granted	4.00	177,500
Exercised	2.04	(152,312)
Forfeited	6.28	(125,036)

Balance at December 31, 2004	2.63	1,069,292

Exercisable	2.51	741,135

Granted	2.16	477,900
Exercised	1.92	(283,556)
Forfeited	2.37	(325,809)

Balance at December 31, 2005	$2.69	937,827

Exercisable	$2.77	592,011

The following table summarizes information about employee stock options outstanding at December 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
EXERCISE PRICES	NUMBER OUTSTANDING	WGTD. AVG. REMAINING CONTR. LIFE	WGTD. AVG. EXERCISE PRICE	NUMBER EXERCISABLE	WGTD. AVG. EXERCISE PRICE
$1.30 – $ 5.21	932,161	7.6	$2.67	586,345	$2.74
$5.22 – $10.42	5,666	7.8	$6.26	5,666	$6.26

	937,827	7.6	$2.69	592,011	$2.77

A summary of our warrants as of December 31, 2003, 2004 and 2005, and changes during the years then ended, which give retroactive effect to the one for three reverse stock split effective July 3, 2002, are presented below:

	WEIGHTED AVERAGE EXERCISE PRICE	WARRANTS
Balance at December 31, 2002	2.45	2,121,661

Exercisable	2.45	2,121,661

Granted	1.54	293,055
Exercised	2.09	(347,952)
Forfeited	3.73	(293,055)

Balance at December 31, 2003	2.16	1,773,709

Exercisable	2.16	1,773,709

Granted	7.75	1,341,500
Exercised	2.16	(1,687,594)
Forfeited	2.25	(54,166)

Balance at December 31, 2004	7.62	1,373,449

Exercisable	7.65	1,273,449

Granted	2.17	6,550,000
Exercised	0.00	—
Forfeited	7.15	(700,000)

Balance at December 31, 2005	$2.73	7,223,449

Exercisable	$2.73	7,223,449

10.	Income Taxes

The components of deferred tax assets and liabilities as of December 31 are as follows:

	DECEMBER 31,
	2004	2005
	(In thousands)
Deferred Tax Assets:
Allowance for doubtful accounts	$134	$188
Net operating loss carryforward	17,439	17,042

Total deferred tax assets	17,573	17,230
Deferred Tax Liabilities:
Property and equipment	(5,403)	(4,690)
Customer intangible	(474)	(1,082)
Less: Valuation Allowance	(9,696)	(9,458)

Net Deferred Tax Asset	$2,000	$2,000

The income tax expense (benefit) for the years ended December 31, consisted of the following:

	YEAR ENDED DECEMBER 31,
	2003	2004	2005
	(In thousands)
Current benefit	$—	$—	$—
Deferred benefit (expense)	(2,518)	4,450	(238)
Less: change in valuation allowance	4,118	(4,450)	238

Total tax benefit	1,600	$—	$—

The reconciliation of Federal statutory and effective income tax rates for the years ended December 31, is shown below:

	YEAR ENDED DECEMBER 31,
	2003	2004	2005
Statutory federal rate	34%	34%	34%
State taxes	3	3	3
Valuation allowance	(83)	(37)	(37)

Total	(46)%	0%	0%

As of December 31, 2005, for tax purposes, we had net operating loss carryforwards (NOLs) of approximately $46.0 million. The NOLs will expire commencing 2018. We account for income taxes under the provision of SFAS No. 109, which requires recognition of future tax benefits (NOLs and other temporary differences), subject to a valuation allowance based on more likely than not that such asset will be realized. In determining whether it is more-likely-than-not that we will realize such tax asset, SFAS No. 109 requires that all negative and positive evidence be considered (with more weight given to evidence that is “objective and verifiable”) in making the determination. SFAS No. 109 indicated that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years”; therefore we determined that it was required by the provision of SFAS No. 109 to maintain a valuation allowance of $9.5 million for all of the recorded net deferred tax assets. In 2003, we reversed $1.6 million, of this related allowance due to our expectation of generating taxable income in the future. Future adjustments to the valuation allowance may be required if and when circumstances change.

11.	Segment Information

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. At December 31, 2005, we conducted our operations principally in two segments—Seismic Drilling, and Environmental Services, all of which operate exclusively in North America. The Aviation Transportation Services segment was sold during 2005 (See Note 13) and its operations are presented as discontinued operations. The Seismic Drilling division is comprised of three segments—Drilling, Survey and Permitting. The Environmental Services division operates as stand alone segment, as did the Aviation Transportation division. All remaining assets, primarily our corporate offices, warehouses and underlying real estate, are located in North America.

The segment classified as Corporate includes all other operating activities to support the executive office, capital structure and costs of being a public registrant. These costs are not allocated to the business segments by management when determining segment profit or loss.

Drilling revenue is derived primarily from drilling and loading of the source points for seismic analysis. Aviation revenue was derived through transport of geophones and recorders used to collect the seismic data between receiving points, transport heli-portable drilling units into remote or otherwise inaccessible terrain, transport people and equipment to offshore oil and gas platforms and rigs. Survey revenue is recorded after the customer has determined the placement of source and receiving points, and after survey crews are sent into the field to plot each source and receiving point prior to drilling. Permitting revenue is derived from services provided in conjunction with obtaining permits from landowners. Environmental revenue is earned from tank and vessel cleaning. The following table shows segment information (net of intercompany transactions) as adjusted for discontinued operations for the years ended December 31, 2003, 2004 and 2005:

	DRILLING	AVIATION	ENVIRONMENTAL	CORPORATE	TOTAL
	(In thousands)
2005
Operating revenues	$25,909	$—	$17,441	$—	$43,350
Operating income (loss)	3,781	—	2,179	(3,249)	2,711
Interest expense	—	—	—	2,836	2,836
Depreciation and amortization	3,295	—	1,332	—	4,627
Loss from discontinued operations	—	(3,978)	—	—	(3,978)
Loss on disposal of discontinued segment	—	(2,271)	—	—	(2,271)
Identifiable assets	16,671	295	13,540	13,252	43,758
Capital expenditures	106	140	539	—	785
2004
Operating revenues	$30,398	$—	$8,666	$—	$39,064
Operating income (loss)	2,430	—	597	(6,219)	(3,192)
Interest expense	—	—	—	3,288	3,288
Depreciation and amortization	3,332	—	950	—	4,282
Loss from discontinued operations	—	(6,756)	—	—	(6,756)
Identifiable assets	21,502	22,077	13,264	9,070	65,913
Capital expenditures(1)	162	6,612	21	103	6,898
2003
Operating revenues	$31,555	$—	$—	$—	$31,555
Operating income (loss)	5,288	—	—	(2,392)	2,896
Interest expense	—	—	—	943	943
Depreciation and amortization	3,355	—	—	—	3,355
Income (loss) from discontinued operations	(367)	691	—	—	324
Identifiable assets	22,557	16,923	—	10,809	50,289
Capital expenditures(1)	99	358	—	37	494

(1)	Net of assets obtained in acquisitions (See Note 12).

12.	Acquisitions

American Helicopters, Inc.

On November 20, 2003, we purchased American Helicopters, Inc. (“AHI”) for an aggregate acquisition price of $5.4 million including $4.6 million of cash and the assumption of $0.8 million of certain liabilities. AHI operated 17 helicopters from base locations in Louisiana and Texas and was headquartered in Angleton, Texas. The infrastructure received through this acquisition significantly increased our ability to provide aviation services to oil and gas companies operating in the offshore waters in the Gulf of Mexico. The results of AHI’s operations have been included in our consolidated financial statements since the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed for the acquisition of AHI at the date of acquisition:

Balance Sheet Data

(In thousands)
Current assets, including cash of $542	$2,129
Property, plant, and equipment	3,322
Current Liabilities	(598)
Long-term liabilities	(213)

Cash purchase price	$4,640

In 2004, we made an adjustment to the purchase price for additional liabilities assumed since the date of acquisition totaling $0.2 million, which increased the total cash purchase price to $4.8 million. The adjustment increased property and equipment with an offsetting amount to current liabilities. Additional fees of $0.3 million associated with the acquisition were capitalized to intangibles and are being amortized over 5 years.

Effective June 30, 2005, we sold the equipment and assets related to our Aviation Transportation Services segment. See Note 13 for information related to our discontinued Aviation Transportation Services segment.

Trussco, Inc.

On June 30, 2004, we purchased all of the issued and outstanding stock of Trussco, Inc. and all of the membership interests in Trussco Properties, L.L.C. (collectively “Trussco) for an aggregate acquisition price of $11.9 million, including $7.3 million in cash, $3.0 million in 5% convertible promissory notes payable to certain stockholders (“Stockholder Notes”) maturing in June 2007, and the assumption of approximately $1.6 million in debt and other liabilities. The Stockholder Notes can be prepaid at any time and are convertible into shares of our common stock at a price of $9.40 per share. Trussco is a leading provider of dock-side and offshore tank, vessel, boat and barge cleaning services principally to major and independent oil and gas companies operating in the Gulf of Mexico. The acquisition will increase our revenue and customer base and offers cross-selling opportunities with our aviation transportation division. Correspondingly, $3.9 million was allocated to intangible assets attributable to customer lists and other industry-specific intangible assets. The results of Trussco operations are included in our consolidated financial statements since the date of the acquisition.

In connection with the acquisition of Trussco, we issued to certain former shareholders of Trussco a promissory note (“Earnout Note”) that will earn interest at a rate of 5% per annum of the amount owed. Under the terms of the Earnout Note, we agreed to pay these shareholders on or before June 30, 2007, the lesser of (i) the amount of $3.0 million, or (ii) the sum of the product of 3.12 times Trussco’s average annual EBITDA (earnings before interest, taxes depreciation and amortization) for the 36 month period ending December 31, 2006 less the sum of $9.0 million plus $1.5 million of Trussco long-term and former shareholder debt existing as of June 30, 2004 that we assumed.

On May 18, 2005, we entered into debt extinguishment agreements with respect to $2.0 million of the Stockholder Notes (See Note 4) and $1.0 million of the Earnout Note. Under the terms of the Debt Extinguishment Agreements, we were required to (i) issue 0.2 million shares of our common stock; and (ii) pay certain holders of the Stockholder Notes $1.0 million on or before August 16, 2005, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note. We recognized a gain on debt extinguishment of $0.3 million upon closing this transaction.

On August 29, 2005, in accordance with the Debt Extinguishment Agreements, we paid $1.0 million in cash from the proceeds of the Term B Loan, and issued 0.2 million shares of our common stock in full satisfaction of $2.0 million of the Stockholder Notes. In addition, the Company recorded an additional gain on extinguishment of $0.3 million in accordance with the terms of the agreements.

At December 31, 2005, we have $1.0 million of Stockholder Notes outstanding bearing interest at 5% and maturing in June 2007. We also have $2.0 million of contingent Earnout Notes payable at December 31, 2005, none of which have been earned.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The property and equipment and intangible assets are being amortized over periods ranging from zero to twenty years with no residual value.

(In thousands)
Current assets, including cash of $427	$3,618
Property and equipment	3,695
Other assets	19
Intangible assets	4,644
Current Liabilities	(1,460)
Assumption of Debt	(177)
Stockholder Notes	(3,000)

Cash purchase price	$7,339

In July 2004, we incurred fees for merchant banking services provided during the Trussco acquisition. The fees were earned upon signing of final documents and the receipt of title to assets. The total fee included $0.5 million cash, increasing the cash purchase price to $7.8 million, 69,930 shares of restricted stock and 5-year common stock warrants to purchase 100,000 shares of common stock at an exercise price of $7.15. The restricted stock was valued at the common stock price on July 1, 2004 of $4.89 per share, or $0.3 million. The warrants are not exercisable for a period of one-year after the issue date of such warrants. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.2 million using the Black Scholes option pricing model. The total value of fees of $1.0 million were capitalized as part of the allocation of the purchase price and assigned to intangibles associated with the Trussco acquisition and are being amortized over 5 years.

The pro forma unaudited results summarized below reflects our consolidated pro forma results of operations as if AHI and Trussco were acquired on January 1, 2003, with the entire results of the Aviation Transportation Segment presented as discontinued operations (See Note 13):

	UNAUDITED RESULTS YEAR ENDED DECEMBER 31,
	2003	2004
	(In thousands, except per share data)
INCOME STATEMENT DATA
Operating revenue	$51,279	$48,536
Operating expenses	47,021	51,259
Net income (loss) from continuing operations available to common stockholders	3,635	(7,884)
Discontinued operations	1,376	(6,756)

Net income (loss) available to common stockholders	$5,011	$(14,640)

Basic income (loss) per common share:
Income (loss) from continuing operations available to common stockholders	$0.41	$(0.72)
Income (loss) from discontinued operations	0.16	(0.62)

Net Income (loss) available to common stockholders	$0.57	$(1.34)

Diluted income (loss) per common share:
Income (loss) from continuing operations available to common stockholders	$0.35	$(0.72)
Income (loss) from discontinued operations	0.13	(0.62)

Net income (loss) available to common stockholders	$0.48	$(1.34)

13.	Discontinued Operations

On November 20, 2003, we purchased AHI, resulting in the acquisition of thirteen (13) helicopters and four (4) leased helicopters at bases located in Louisiana and Texas. AHI was strategically targeted and purchased for the infrastructure of aircraft, fueling stations, flight (customer) following and pilot and mechanic organizations.

We made the decision in July 2004, after owning AHI for approximately eight months, to exit from the Texas location in Brazoria County, to begin the withdrawal of business activity with AHI customers in Texas, and to move all operations to our main operating facility in Louisiana. This strategy also fits with the planned completion of the Intracoastal City (Mouton

Cove) facility as a central operation base of operations. Our planned strategy is to certify all of our fleet under the OMNI Federal Aviation Agency 135 certificate and to market our flight services to independent and major oil and gas customers. Our strategy is to service operators that require aircraft geared to crew change and larger passenger capacity, which allow for higher rates and use. The large operators work from Master Service Agreements which meet our needs for higher, more fixed pricing and fixed unit structures. The plan encompassed relocation of personnel, the elimination of certain duplicate positions, and the negotiation of early release of operating leases at the Brazoria County facility. The costs we incurred include travel and re-location costs for personnel who were relocated, costs associated with the transfer of aircraft to the 135 certificate, termination costs for personnel who were eliminated, any costs incurred to obtain an early release of operating leases at the Brazoria County facility and other direct costs related to the exit of this business group. In September 2004, we surrendered the AHI 135 certificate.

Effective June 30, 2005, we sold the equipment and related assets of our Aviation Transportation Services segment for a cash price of $11.0 million. Accordingly, the disposition of the Aviation Transportation Services segment has been accounted for as a discontinued operation in the accompanying financial statements.

Interest expense was allocated to the discontinued operations (Aviation Transportation Services segment) in accordance with the provisions of the EITF No. 87-24 “Allocation of Interest to Discontinued Operations.” The total amounts of interest expense included in income (loss) from discontinued operations is $0.5 million, $1.9 million and $0.9 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Accordingly, the table below presents all revenues and expenses of the Aviation Transportation Services segment as income (loss) from discontinued operations:

	YEAR ENDED DECEMBER 31,
	2003	2004	2005
	(In thousands)
Revenue	$5,143	$15,350	$4,900

Operating expenses:
Direct operating costs	3,353	11,418	4,629
Depreciation and amortization	547	1,127	521
General and administrative expenses	604	1,943	987

Total operating expenses	4,504	14,488	6,137
Asset impairment	(367)	(4,174)	(505)
Interest expense	(456)	(1,889)	(1,029)
Loss on debt extinguishment	—	(279)	(733)
Other income (expense), net	—	(1,276)	34

Total expenses	5,327	22,106	8,370

Loss from discontinued operations	(184)	(6,756)	(3,470)
Income taxes	508	—	(508)

Net income (loss) from discontinued operations	$324	$(6,756)	$(3,978)

We have included in the loss from discontinued operations an allowance for doubtful accounts of $0.2 million recorded as a result of contract termination negotiations associated with our exit of the Brazoria County, Texas market. The allowance is shown net against accounts receivable in the consolidated balance sheet at December 31, 2004. As required by SFAS No. 146, the following table reflects the total amount incurred in connection with the other exit activity for the year ended December 31, 2004:

YEAR ENDED DECEMBER 31, 2004
(In thousands)
Lodging and travel	$53
Severance and outplacement	30

Total exit costs	$83

Loss On Disposal Of Aviation Transportation Services Segment

As a result of the sale of the Aviation Transportation Services segment, we incurred a loss in the amount of $2.3 million. The table below presents the assets of the Aviation Transportation Services segment as of December 31, 2005 which were removed from the balance sheet as a result of the sale:

	(In thousands)
Inventory		$1,567
Other receivable		411
Prepaid expenses		411
Aircraft held for sale		370
Property, plant and equipment		11,079
Less: accumulated depreciation		(1,708)
Other assets, net of accumulated amortization
Acquisition costs	$13
Intangible assets	207
Loan closing costs	921

		1,141

Total book value of assets sold		$13,271

The loss on the disposal of the Aviation Transportation Services segment is calculated as follows (in thousands):

Proceeds from the sale	$11,000
Less: book value of assets sold	(13,271)

Loss on sale of aviation division	$(2,271)

14.	Summarized Quarterly Financial Information (Unaudited)

The quarterly financial information presented below has been adjusted from information previously filed in order to present operations from our Aviation Transportation Services segment as discontinued operations.

	QUARTER ENDED
2005	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
	(In thousands except per share data)
Operating revenues	$13,115	$9,463	$9,623	$11,149
Operating expenses	11,583	9,197	9,690	10,169

Operating income (loss)	1,532	266	(67)	980
Other expense, net	(604)	(161)	(303)	(175)

Income (loss) before taxes	928	105	(370)	805
Income taxes	—	—	508	—

Income (loss) from continuing operations	928	105	138	805
Loss from discontinued operations	(726)	(2,136)	(411)	(705)
Loss on disposal of discontinued operations assets	—	(2,271)	—	—

Income (loss)	202	(4,302)	(273)	100
Dividends and accretion of preferred stock	—	(704)	(80)	(210)

Net income (loss) available to common stockholders	$202	$(5,006)	$(353)	$(110)

Basic income (loss) per common share:
Income (loss) from continuing operations	$0.08	$(0.05)	$0.00	$0.04
Loss from discontinued operations	(0.06)	(0.17)	(0.03)	(0.05)
Loss on disposal of discontinued operations assets	—	(0.18)	—	—

Net income (loss) available to common stockholders	$0.02	$(0.40)	$(0.03)	$(0.01)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.08	$(0.05)	$0.00	$0.04
Loss from discontinued operations	(0.06)	(0.17)	(0.02)	(0.04)
Loss on disposal of discontinued operations assets	—	(0.18)	—	—

Net income (loss) available to common stockholders	$0.02	$(0.40)	$(0.02)	$(0.00)

	QUARTER ENDED
2004	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
	(In thousands, except per share data)
Operating revenues	$8,062	$8,593	$11,276	$11,133
Operating expenses	8,017	10,212	11,932	12,095

Operating income (loss)	45	(1,619)	(656)	(962)
Other expense, net	(297)	(620)	(796)	(2,594)

Income (loss) from continuing operations	(252)	(2,239)	(1,452)	(3,556)
Income (loss) from discontinued operations	337	1,356	(2,016)	(6,433)

Income (loss)	85	(883)	(3,468)	(9,989)
Dividends and accretion of preferred stock	(485)	(5)	—	—

Net income (loss) available to common stockholders	$(400)	$(888)	$(3,468)	$(9,989)

Basic income (loss) per common share:
Loss from continuing operations	$(0.07)	$(0.20)	$(0.13)	$(0.31)
Income (loss) from discontinued operations	0.03	0.12	(0.18)	(0.57)

Net loss available to common stockholders	$(0.04)	$(0.08)	$(0.31)	$(0.88)

Diluted income (loss) per common share:
Loss from continuing operations	$(0.07)	$(0.20)	$(0.13)	$(0.31)
Income (loss) from discontinued operations	0.03	0.12	(0.18)	(0.57)

Net loss available to common stockholders	$(0.04)	$(0.08)	$(0.31)	$(0.88)

During the three months ended December 31, 2004, we recorded an impairment charge of approximately $4.2 million of which approximately $3.0 million was the write off of unamortized aviation repairs and $1.2 million was an impairment charge on our aviation fleet. Furthermore, during the fourth quarter of 2004, we recorded a charge of $0.8 million in unamortized loan costs, $0.9 million in connection with the early extinguishment of a portion of our convertible debentures and $0.4 million in other loan costs.

Reclassification Of Prior Period Interim Financial Statements

Due to the reclassification as a result of the discontinued operations of our Aviation Transportation Services segment as described below and contained herein of the Consolidated Financial Statements previously filed within Forms 10-Q for the quarterly period ended March 31, 2005, such financial statements contained in the Form 10-Q should no longer be relied upon.

	THREE MONTHS ENDED MARCH 31, 2005
	(In thousands, except per share data)
	(as reported)	(reclassification)	(as revised)
Operating revenues	$15,290	$(2,175)	$13,115
Operating expenses	14,013	(2,430)	11,583

Net operating income (loss)	1,277	255	1,532
Interest expense and other income (expense), net	(1,075)	471	(604)

Income (loss) from continuing operations	202	726	928
Loss from discontinued operations	—	(726)	(726)

Income	$202	$—	$202

Basic income (loss) per common share:
Income (loss) from continuing operations	$0.02	$0.06	$0.08
Loss from discontinued operations	—	(0.06)	(0.06)

Net Income (loss) applicable to common stockholders	$0.02	$—	$0.02

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.02	$0.06	$0.08
Income (loss) from discontinued operations	—	(0.06)	(0.06)

Net Income (loss) applicable to common stockholders	$0.02	$—	$0.02

15.	Subsequent Events

On February 14, 2006, we completed the acquisition of Preheat, Inc. (“Preheat”) pursuant to a Stock Purchase and Sale Agreement dated December 29, 2005 between us and the shareholders of Preheat. We purchased 100% of the outstanding common stock of Preheat for a purchase price of $22.5 million consisting of $16 million in cash plus the issuance of 900,000 shares of our common stock and $4 million in buyer promissory notes. In addition, we assumed $1.6 million of certain long-term debt of Preheat. As a condition of closing, Preheat was required to have on hand at closing excess working capital in excess of $4.5 million.

INDEPENDENT AUDITORS’ REPORT

To Preheat, Inc.

Broussard, Louisiana

We have audited the accompanying balance sheets of Preheat, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preheat, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Arsement, Redd & Morella, L.L.C.

Lafayette, Louisiana

April 4, 2006

PREHEAT, INC.

BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
ASSETS
Current Assets
Cash and cash equivalents	$1,205,309	$1,596,780
Cash-restricted	25,208	15,901
Accounts receivable	5,323,508	3,300,992
Inventory	800,324	939,052
Prepaid income taxes	—	90,345
Prepaids and other current assets	240,216	182,569

Total Current Assets	7,594,565	6,125,639

Property and Equipment	13,508,034	12,416,607
Less: Accumulated Depreciation	(6,823,012)	(6,454,860)

	6,685,022	5,961,747

Other Assets
Cash surrender value of life insurance	519,709	433,879
Loans to shareholders	67,134	66,934
Due from related parties	1,927,708	1,185,927
Deposits	150,418	132,930

	2,664,969	1,819,670

Total Assets	$16,944,556	$13,907,056

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$526,666	$8,943
Current maturities of long-term debt	1,020,571	874,813
Accounts payable	606,702	490,105
Accrued salaries and vacations	258,690	257,917
Dividends payable	—	5,643
Income tax payable	351,766	2,394
Other current liabilities	368,481	167,595

Total Current Liabilities	3,132,876	1,807,410

Long-Term Liabilities
Long-term debt, net of current maturities	251,730	13,017
Deferred income taxes	826,159	948,871

	1,077,889	961,888

Stockholders’ Equity
Common stock, no par value, 5,000 shares authorized, 120 issued and 80 outstanding	1,000	1,000
Retained earnings	13,732,791	12,136,758

	13,733,791	12,137,758
Less: treasury stock, 40 shares at cost	(1,000,000)	(1,000,000)

	12,733,791	11,137,758

Total Liabilities and Stockholders’ Equity	$16,944,556	$13,907,056

PREHEAT, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2005 and 2004

	2005	2004
Revenue	$20,692,192	$15,381,261
Cost and Expenses
Direct material costs	1,030,866	685,430
Operating expenses	15,325,111	12,272,512
Depreciation	1,668,482	1,400,040
(Gain) loss on disposal of fixed assets	(19,843)	69,328

	18,004,616	14,427,310

Income from Operations	2,687,576	953,951

Other Income (Expenses)
Interest expense	(98,270)	(50,124)
Other income	25,286	53,954

	(72,984)	3,830

Income Before Provision for Income Taxes	2,614,592	957,781
Provision for Income Taxes	1,018,559	399,625

Net Income	$1,596,033	$558,156

PREHEAT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2005 and 2004

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2003	$1,000	$11,584,245	$(1,000,000)	$10,585,245
Dividends declared	—	(5,643)	—	(5,643)
Net income	—	558,156	—	558,156

Balance, December 31, 2004	1,000	12,136,758	(1,000,000)	11,137,758
Net income	—	1,596,033	—	1,596,033

Balance, December 31, 2005	$1,000	$13,732,791	$(1,000,000)	$12,733,791

PREHEAT, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows From Operating Activities:
Cash received from customers	$18,669,676	$15,207,261
Interest and other income	25,286	53,954
Cash paid to suppliers and employees	(16,042,077)	(13,256,084)
Interest paid	(73,963)	(50,124)
Income taxes paid	(719,437)	(25,857)

Net Cash Provided by Operating Activities	1,859,485	1,929,150

Cash Flows From Investing Activities:
Capital expenditures-property and equipment	(2,021,020)	(1,297,642)
Proceeds from the sale of fixed assets	409,865	36,912
Loans to shareholder	(200)	—
Loans to related parties	(741,781)	(547,002)

Net Cash Used by Investing Activities	(2,353,136)	(1,807,732)

Cash Flows From Financing Activities:
Proceeds from short-term borrowings	573,838	46,459
Principal payments on short-term borrowings	(56,115)	(46,429)
Principal payments on long-term debt	(400,593)	(131,775)
Dividends paid	(5,643)	(3,387)

Net Cash Provided (Used) by Financing Activities	111,487	(135,132)

Net Change in Cash and Cash Equivalents	(382,164)	(13,714)
Cash and Cash Equivalents at Beginning of Year	1,612,681	1,626,395

Cash and Cash Equivalents at End of Year	$1,230,517	$1,612,681

Presented in the Accompanying Balance Sheets as follows:
Cash and cash equivalents	$1,205,309	$1,596,780
Cash-restricted	25,208	15,901

	$1,230,517	$1,612,681

PREHEAT, INC.

STATEMENTS OF CASH FLOWS (Continued)

Years Ended December 31, 2005 and 2004

	2005	2004
Reconciliation of Net Income to Net Cash Provided by Operating Activities:
Net Income	$1,596,033	$558,156

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation	1,668,482	1,400,040
Deferred income tax (benefit) expense	(122,712)	38,827
(Gain) loss on disposal of fixed assets	(19,843)	69,328
Interest accretion	24,305	—
Changes in:
Cash surrender value of life insurance	(85,830)	(81,008)
Accounts receivable	(2,022,516)	(174,000)
Inventory	138,728	(90,336)
Prepaid income taxes	90,345	354,480
Other assets	(75,137)	(32,114)
Accounts payable	116,597	(64,787)
Accrued salaries and vacations	775	12,360
Income taxes payable	349,372	2,394
Other current liabilities	200,886	(64,190)

Total Adjustments	263,452	1,370,994

Net Cash Provided by Operating Activities	$1,859,485	$1,929,150

Supplemental Disclosure of Non cash Investing and Financing Activities:
Acquisition of equipment for debt obligation	$760,759	$—

Dividends declared	$—	$5,643

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Preheat, Inc. (the “Company”) (a Louisiana Corporation) offers a wide variety of services to the oil and gas industry along the coast of the Gulf of Mexico. Services include wellhead preheating and installation, rental of explosion proof pressure washers, fluid savers, steam cleaners, air, diesel, and electric vac-pac systems, air charged spraying tanks, gumbo mud separators and other various equipment and services. The Company maintains its principal operations in Belle Chasse, Louisiana and Broussard, Louisiana.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers investments in highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company uses the allowance method in accounting for losses on accounts receivable. In determining the allowance, management considers various factors including individual customer assessments, length of delinquency and overall past due account levels. Uncollectible accounts are charged off against the allowance when management determines, based on available facts and circumstances, that it is probable that the account will not be collected. Management considers all accounts receivable as of December 31, 2005 and 2004 to be fully collectible; accordingly, no allowance for doubtful accounts is required. Bad debt expense totaled $74,913 and $102,689 for the years ended December 31, 2005 and 2004, respectively.

Inventory

Inventory consists primarily of items held for resale including pressure washer equipment and certain supplies and is carried at the lower of cost or market, with cost being determined by the average cost method.

Parts and other supplies used for repairs and maintenance are expensed as incurred.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided principally using the straight-line and declining balance methods over estimated useful lives of the individual assets, which range from 5 to 40 years.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Income Taxes

The Company accounts for income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable and collection is probable. For services, revenues are recognized as the related services are performed. For equipment or product sales, revenues are recognized upon shipment.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs charged to expense for 2005 and 2004 were $118,870 and $79,326, respectively.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

NOTE B - RESTRICTED CASH

The Company, under terms of an insurance agreement with Gray & Company, Inc. (see Note J), has agreed to maintain a restricted cash account for purposes of paying eligible claims under a partially self-insured plan. The balance in the restricted account was $25,208 and $15,901 at December 31, 2005 and 2004, respectively.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005 and 2004:

	2005	2004
Leasehold improvements	$658,144	$516,030
Machinery and equipment	10,304,784	9,307,887
Furniture and fixtures	271,064	386,762
Vehicles	1,974,294	1,739,833
Construction in progress	299,748	466,095

	13,508,034	12,416,607
Less: accumulated depreciation	(6,823,012)	(6,454,860)

	$6,685,022	$5,961,747

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE C - PROPERTY AND EQUIPMENT (continued)

Depreciation expense charged to operations for the years ended December 31, 2005 and 2004 was $1,668,482 and $1,400,040, respectively.

In January 2005, the Company purchased all rights, title and interest in certain equipment and proprietary technology from Charles Mann for $800,000, to be paid in 3 annual installments of $266,667, beginning January 15, 2005. The equipment was recorded at $760,759, the discounted value of the liability utilizing an imputed interest rate of 5.25%. See Note E for further discussion. Prior to the purchase, the Company owned an undivided 50% interest in the equipment and operated the equipment. Additionally, prior to the purchase, revenues associated with the equipment were split 50/50 with the seller.

NOTE D - SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following at December 31, 2005 and 2004:

	2005	2004
Line of credit with Iberia Bank which provides for borrowings of up to $525,000, due on demand or if no demand is made at maturity in June 2006, bearing interest at the bank’s prime rate less .50% (6.50% at December 31, 2005), collateralized by substantially all assets of the Company and a personal guaranty of the stockholders.	$525,000	$—
Insurance note payable, due in 10 monthly installments of $4,476, including interest at 0.0%, maturing February 2006, unsecured.	1,666	8,943

Total short-term borrowings	$526,666	$8,943

The line of credit agreement contains various covenants which among other things, requires the maintenance of certain minimum current ratios and minimum tangible net worth. The Company was in default of certain of these covenants as of December 31, 2005.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE E - LONG-TERM DEBT

Long-term debt consisted of the following at December 31, 2005 and 2004:

	2005	2004
Note payable to Iberia Bank in the original amount of $1,300,100, due on demand, if no demand is made in monthly installments of $13,630, including interest at the bank’s prime rate (7.00% at December 31, 2005), with remaining unpaid principal due at maturity in March 2006, collateralized by substantially all assets of the Company, life insurance and a personal guaranty of the stockholders.	$753,904	$867,374
Note payable to GMAC in the original amount of $37,193, payable in 60 installments of $620, due September 2007, interest at 0.0%, collateralized by a vehicle.	—	20,456
Obligation payable to Charles Mann in the original amount of $800,000, payable in 3 installments of $266,667, due January 2007, bearing no interest. The obligation was recorded at its original discounted amount of $760,759, utilizing an imputed interest rate of 5.25%. The unamortized discount on the obligation totaled $14,936 as of December 31, 2005.	518,397	—

	1,272,301	887,830
Less: current maturities of long-term debt	(1,020,571)	(874,813)

Net long-term debt	$251,730	$13,017

Notes payable with due on demand provisions have been classified as a current liability in the accompanying financial statements.

Scheduled maturities of long-term debt for each of the next five years are as follows:

December 31,
2006	$1,020,571
2007	251,730
2008	—
2009	—
2010	—
Thereafter	—

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE F - INCOME TAXES

The Company has provided for income taxes as follows:

	2005	2004
Current income taxes
Federal	$1,013,003	$324,183
State	128,268	36,615
Deferred income tax (benefit) expense	(122,712)	38,827

	$1,018,559	$399,625

Temporary differences giving rise to the deferred tax liabilities consist of excess depreciation for tax purposes over the amount for financial reporting purposes.

The deferred tax liability consisted of the following components as of December 31, 2005 and 2004:

	2005	2004
Property and equipment	$826,159	$948,871

The Company’s effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes and state income taxes.

NOTE G - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with highly rated institutions. At times, balances may be in excess of FDIC insurance limits.

Substantially all of the Company’s accounts receivable at December 31, 2005 and 2004, result from sales to third party companies in the oil and gas industry. This concentration of customers may impact the Company’s overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. The Company believes that the risk is mitigated by the size, reputation and nature of its customers. The Company generally does not require collateral or other security to support customer receivables.

By definition, major customers are those who comprise ten percent (10%) or more of the Company’s revenue. During the year ended December 31, 2005, revenues from one customer accounted for approximately 17% of the Company’s revenues. At December 31, 2005, accounts receivable from this customer totaled approximately $929,508.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE G - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS (continued)

During the year ended December 31, 2004, revenues from one customer accounted for approximately 16% of the Company’s revenues. At December 31, 2004, accounts receivable from this customer totaled approximately $421,679.

The Company’s customers and related operations are concentrated in the Gulf of Mexico and along the Gulf coast. Accordingly, the Company’s operations are susceptible to interruption due to severe weather conditions, such as hurricanes and tropical systems, which could have a material effect on its revenues.

NOTE H - RELATED PARTY TRANSACTIONS

The Company paid $1,010,000 and $1,038,000 in rent and fees during 2005 and 2004, respectively to a company owned 100% by its stockholders. Payments in the amount of $290,000 and $318,000 in 2005 and 2004 respectively were for the use of a building, land, and associated property management services. The remaining rental payments of $720,000 in 2005 and 2004 were for the use of equipment. Included in due from related parties in the accompanying balance sheet are advances of $489,564 and $364,543 due from this entity for the years ended December 31, 2005 and 2004, respectively.

The Company also paid rent of $116,640 in 2005 and 2004, respectively to entities owned 100% by its stockholders. The rental payments are for the use of certain aircraft.

Included in due from related parties in the accompanying balance sheet are advances of $1,438,144 and $821,384 due from companies owned 100% by its stockholders for the years ended December 31, 2005 and 2004, respectively.

The Company has loans due from its shareholders in the amount of $67,134 and $66,934 for the years ended December 31, 2005 and 2004, respectively. The loans are repayable on demand.

As discussed in Note J, the Company has guaranteed certain debt of certain of these entities.

NOTE I - RETIREMENT PLAN

The Company maintains a defined contribution plan under section 401(k) of the Internal Revenue Code. Under the plan, domestic employees, who have completed one (1) year of service and have attained age 21, may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. The Company has the option of making discretionary employer contributions. Company contributions to the plan amounted to $46,960 and $33,969 for the years ended December 31, 2005 and 2004, respectively.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE J - COMMITMENTS AND CONTINGENCIES

Partially Self-Insured Plan

The Company maintains a partially self-insured plan for its general liability and workers compensation risks. The Company has obtained excess stop-loss insurance policies to cover losses in excess of certain retained limits. The Company’s exposure is limited to the first $25,000 per occurrence with a maximum aggregate annual exposure limit of approximately $100,000. As discussed in Note B, the Company maintains a restricted cash account for the payment of claims under the plan. The Company was also required to post deposits of approximately $140,000 and $114,000 for the years ended December 31, 2005 and 2004, respectively, with the insurance company and a letter of credit in the amount of $71,000 to secure it obligations for claim payments under the plan.

Guarantees

The Company has guaranteed certain long-term debt of entities owned by the Company’s stockholders. The long-term debt had a balance of approximately $905,520 and $1,387,000 at December 31, 2005 and 2004, respectively. The guarantee is in effect for as long as the related debt remains outstanding. The Company could be required to repay the outstanding balance of the debt in the event of default by the related entities. The Company also guaranteed a line of credit facility for one of these entities in 2005. The line of credit had a balance of $1,500,000 for the year ended December 31, 2005.

The Company also guaranteed certain debt of the entity discussed in Note H that leases buildings and land to the Company. The debt guaranteed by the Company had a balance of approximately $0 and $735,000 for the years ended December 31, 2005 and 2004, respectively. The guarantee is in effect for as long as the related debt remains outstanding. The Company could be required to repay the outstanding balance of the debt in the event of default by the related entity.

NOTE K - OPERATING LEASES

The Company leases property and equipment under cancelable leasing arrangements. Rent expense totaled $969,225 and $985,452 for the years ended December 31, 2005 and 2004, respectively, including amounts paid to related parties discussed in Note H.

Minimum future lease payments under non-cancelable operating leases for the next 5 years are as follows:

December 31,
2006	$1,075
2007	—
2008	—
2009	—
2010	—

$1,075

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE L - SUBSEQUENT EVENT

On February 14, 2006, the Company’s shareholders closed on the sale of 100% of the Company’s outstanding shares of common stock to OMNI Energy Services Corp. (“OMNI”) for a purchase price of approximately $23.0 million (“Purchase Price”) plus the assumption of certain long-term debt. The Purchase Price included $16.0 million of cash paid at closing, the issuance by OMNI of 900,000 shares of its common stock and, the issuance of $4.0 million of OMNI promissory notes. At the time of closing, the Company was required to have on hand a minimum of $4.5 million of excess working capital.

The Company’s shareholders transferred at closing, certain personal assets to OMNI in exchange for certain key man life insurance policies owned by the Company. Further, at closing, the Company’s shareholders repaid the Loans to shareholders and the amounts Due from related parties which totaled $1,994,842 as of December 31, 2005.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following Unaudited Pro Forma Condensed Combined Statements of Operations for the years ended December 31, 2004 and 2005 and the three months ended March 31, 2006 have been prepared to give effect to the acquisition by OMNI Energy Services Corp. (the “Company”) of Preheat, Inc. (“Preheat”) on February 14, 2006, and to assist investors and readers of our financial statements in understanding what our combined results could be on an annual basis had the acquisitions of Trussco, Inc. and Trussco Properties, L.L.C. (“Trussco”) and Preheat, Inc. occurred on January 1, 2004.

The pro forma financial statements give pro forma effect to (i) the acquisition of Preheat; and (ii) the acquisition of Trussco on June 30, 2004, as if the acquisitions had occurred on January 1, 2004. The financial information for Preheat has been combined in the pro forma financial statements to reflect the acquisitions of the entity’s common stock from the selling shareholders.

The unaudited pro forma information is based upon available information and certain assumptions and adjustments, described in the accompanying notes, that the Company believes are reasonable in the circumstances. Pro forma adjustments are applied to the historical financial statements of the Company, Trussco and Preheat. The unaudited pro forma financial statements do not purport to represent what our financial condition or results of operations actually would have been if the events described above had occurred as of the dates indicated or what our results will be in future periods. The acquisitions of Trussco and Preheat are accounted for under the purchase method of accounting. The purchase price allocation, related to Preheat, among the assets acquired and the assignment of lives to the intangible assets are preliminary and subject to further evaluation, as the Company has not yet finalized its valuation and its allocation of the purchase price to the assets and liabilities acquired.

The pro forma financial statements should be read in conjunction with the Company’s historical consolidated financial statements and related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Annual Report on Form 10-K, for the year ended December 31, 2005.

OMNI Energy Services Corp.

Pro Forma Condensed Combined Statements of Operations

For the three month period ended March 31, 2006

(In thousands, except per share data)

(unaudited)

	OMNI	Preheat (a)	Total	Pro Forma Adjustments	Total Pro Forma
Operating revenues	$18,456	$2,889	$21,345	$—	$21,345
Operating expenses:
Direct costs	11,444	1,826	13,270	(60)	13,210
Depreciation and amortization	1,287	181	1,468	9	1,477
General and administrative expenses	2,390	479	2,869	(20)	2,849

Total operating expenses	15,121	2,486	17,607	(71)	17,536

Operating income	3,335	403	3,738	71	3,809
Interest expense	(1,115)	(8)	(1,123)	(215)	(1,338)
Other income, net	84	1	85	—	85

Net income	2,304	396	2,700	(144)	2,556
Dividends on preferred stock	(116)	—	(116)	—	(116)
Non-cash charge attributable to beneficial conversion feature of preferred stock	(96)	—	(96)	—	(96)

Net income available to common stockholders	$2,092	$396	$2,488	$(144)	$2,344

Net income per share:
Basic	$0.13				$0.15
Diluted	$0.10				$0.11
Weighted average common shares outstanding:
Basic	15,521				15,521
Diluted	21,645				21,645

(a)	The information presented for Preheat represents the results of operations prior to the acquisition from January 1, 2006 through February 10, 2006 (the effective date of the acquisition).

See Notes to Unaudited Pro Forma Financial Statements

OMNI Energy Services Corp.

Pro Forma Condensed Combined Statements of Operations

For the year ended December 31, 2005

(In thousands, except per share data)

(unaudited)

	OMNI	Preheat	Total	Reclass. (a)	Pro Forma Adjustments	Total Pro Forma
Operating revenues	$43,350	$20,692	$64,042	$541	$—	$64,583
Operating expenses:
Direct costs	27,515	1,031	28,546	11,369	(749)	39,166
Depreciation and amortization	4,627	1,668	6,295	—	122	6,417
Operating expenses	—	15,325	15,325	(15,325)	—	—
General and administrative expenses	8,497	—	8,497	4,520	(1,038)	11,979
(Gain) loss on disposal of fixed assets	—	(20)	(20)	20	—	—

Total operating expenses	40,639	18,004	58,643	584	(1,665)	57,562

Operating income	2,711	2,688	5,399	(43)	1,665	7,021
Interest expense	(2,836)	(98)	(2,934)	—	(1,940)	(4,874)
Gain on debt extinguishment	758	—	758	—	—	758
Other income, net	835	25	860	43	—	903

Income from continuing operations before income taxes	1,468	2,615	4,083	—	(275)	3,808
Income tax (expense) benefit	508	(1,019)	(511)	—	1,019	508

Income from continuing operations	1,976	1,596	3,572	—	744	4,316
Loss from discontinued operations	(3,978)	—	(3,978)	—	—	(3,978)
Loss on sale of discontinued operations assets	(2,271)	—	(2,271)	—	—	(2,271)

Net income (loss)	(4,273)	1,596	(2,677)	—	744	(1,933)
Dividends on preferred stock	(249)	—	(249)	—	—	(249)
Non-cash charge attributable to beneficial conversion feature of preferred stock	(745)	—	(745)	—	—	(745)

Net income (loss) available to common stockholders	$(5,267)	$1,596	$(3,671)	$—	$744	$(2,927)

Basic income (loss) per share:
Income from continuing operations	$0.07					$0.23
Loss from discontinued operations	(0.30)					(0.28)
Loss on disposal of discontinued operations assets	(0.17)					(0.16)

Net loss available to common stockholders	$(0.40)					$(0.21)

Diluted income (loss) per share:
Income from continuing operations	$0.07					$0.23
Loss from discontinued operations	(0.29)					(0.27)
Loss on disposal of discontinued operations assets	(0.16)					(0.16)

Net loss available to common stockholders	$(0.38)					$(0.20)

Weighted average common shares outstanding:
Basic	13,251				900	14,151
Diluted	13,683				900	14,583

(a)	Reclassifications are presented to conform the presentation of Preheat’s audited amounts to OMNI’s classifications.

See Notes to Unaudited Pro Forma Financial Statements

OMNI Energy Services Corp.

Pro Forma Condensed Combined Statements of Operations

For the year ended December 31, 2004

(In thousands, except per share data)

(unaudited)

	OMNI	Trussco (a)	Pro Forma Adjustments	Pro Forma Consolidated- OMNI	Preheat	Reclass. (b)	Pro Forma Adjustments	Total Pro Forma
Operating revenues	$39,064	$9,474	$—	$48,538	$15,381	$398	$—	$64,317
Operating expenses:
Direct costs	28,510	5,782	—	34,292	685	8,542	(749)	42,770
Depreciation and amortization	4,282	330	612	5,224	1,400	—	390	7,014
Operating expenses	—	—	—	—	12,273	(12,273)	—	—
General and administrative expenses	9,464	2,482	—	11,946	—	4,061	(434)	15,573
(Gain) loss on disposal of fixed assets	—	—	—	—	69	(69)	—	—

Total operating expenses	42,256	8,594	612	51,462	14,427	261	(793)	65,357

Operating income (loss)	(3,192)	880	(612)	(2,924)	954	137	793	(1,040)
Interest expense	(3,288)	(73)	(350)	(3,711)	(50)	—	(1,936)	(5,697)
Loss on debt extinguishment	(729)	—	—	(729)	—	—	—	(729)
Other income (expense), net	(290)	15	32	(243)	54	(137)	—	(326)

Income (loss) from continuing operations before income taxes	(7,499)	822	(930)	(7,607)	958	—	(1,143)	(7,792)
Income tax (expense) benefit	—	—	—	—	(400)	—	400	—

Income (loss) from continuing operations	(7,499)	822	(930)	(7,607)	558	—	(743)	(7,792)
Loss from discontinued operations	(6,756)	—	—	(6,756)	—	—	—	(6,756)

Net loss	(14,255)	822	(930)	(14,363)	558	—	(743)	(14,548)
Dividends on preferred stock	(490)	—	—	(490)	—	—	—	(490)

Net income (loss) available to common stockholders	$(14,745)	$822	$(930)	$(14,853)	$558	$—	$(743)	$(15,038)

Basic loss per share:
Loss from continuing operations	$(0.73)							$(0.70)
Loss from discontinued operations	(0.62)							(0.57)

Net loss available to common stockholders	$(1.35)							$(1.27)

Diluted loss per share:
Loss from continuing operations	$(0.73)							$(0.70)
Loss from discontinued operations	(0.62)							(0.57)

Net loss available to common stockholders	$(1.35)							$(1.27)

Weighted average common shares outstanding:
Basic	10,884						900	11,784
Diluted	10,884						900	11,784

(a)	For the period January 1, 2004 through acquisition date of June 30, 2004.
(b)	Reclassifications are presented to conform the presentation of Preheat’s audited amounts to OMNI’s classifications.

See Notes to Unaudited Pro Forma Financial Statements

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Basis of Presentation

The combination will be accounted for using purchase method of accounting and amounts paid in excess of the fair values of assets acquired and liabilities assumed are recorded as goodwill. The Unaudited Pro Forma Combined Statements of Operations for the periods presented are comprised of OMNI Energy Services Corp. and Subsidiaries (“OMNI”), the acquisitions of Trussco, Inc. and Trussco Properties, L.L.C (collectively “Trussco”) and Preheat as if these acquisitions occurred on January 1, 2004. Originally Trussco was acquired effective June 30, 2004 and the acquisition of Preheat was completed on February 14, 2006. Accordingly, the operations of Trussco for periods subsequent to June 30, 2004 are included within the operations of OMNI.

Total consideration for the purchase of Preheat is comprised of cash, debt and 900,000 shares of the common stock of OMNI in exchange for all of the outstanding common stock of Preheat. In addition, at the time of closing, Preheat was required to have on hand working capital in excess of $4.5 million. Working capital is defined as cash and accounts receivable less accounts payable. OMNI stock is valued below at $3.38 per share, which represents the average closing price of the stock five days before and after December 29, 2005, the date of the signing of the definitive agreement. The following is a summary of the purchase price of Preheat (in thousands, except share amounts):

Cash paid at closing to selling stockholders	$16,000
Note payable to former stockholders	4,000
Shares of common stock of OMNI (900,000 shares)	3,042

$23,042
Add: Assumption of long-term debt	1,797
Less: Amount received on collection of affiliate debt owed to Preheat	(1,995)

$22,844

The allocation of the purchase price is based upon an assessment of the fair value of the assets and liabilities of Preheat at December 31, 2005 which is as follows (in thousands):

Current assets	$8,542
Fixed assets	15,526
Other assets	2,145
Goodwill	213
Assumption of operating payables	(1,587)
Assumption of long term debt	(1,797)

$23,042

Management is in the process of completing an independent valuation study by a reputable third party valuation firm. Upon finalization of the allocation of the purchase price to the assets and liabilities acquired, goodwill may be adjusted but management does not expect such adjustment to be material.

Certain reclassifications have been made to the financial statements of Preheat to conform to OMNI’s method of presentation. The reclassifications had no effect on net income.

The following are footnotes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the three month period ended March 31, 2006 (in thousands):

PREHEAT

Direct costs
Equipment rental expense—removal of rent related to pressure washers to be purchased that were previously rented	$(60)

Depreciation and amortization
Net increase in depreciation expense related to the acquisition of equipment with an estimated fair market value of $15,526 depreciated over various useful lives	$9

General and administrative expense
Reduction in salaries paid to management and shareholders	$(20)

Interest expense
Net increase in interest expense based upon a total borrowing of $20,086 to fund the acquisition of Preheat at interest rates ranging from 5% to 12.41%	$215

The following are footnotes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2005 (in thousands):

PREHEAT

Direct costs
Reduction in direct costs following the acquisition (as follows):
Equipment rental expense—removal of rent related to pressure washers to be purchased that were previously rented	$(720)
Various minor costs to be eliminated following the acquisition	(29)	$(749)

Depreciation and amortization
Net increase in depreciation expense related to the acquisition of equipment with an estimated fair market value of $15,526 depreciated over various useful lives		$122

General and administrative expense
Reduction in general and administrative expenses following the acquisition (as follows):
Reduction in salaries paid to management and shareholders	$(752)
Reduction in expenses related to aircraft rental	(125)
Reduction in life insurance expense	(95)
Various minor costs to be eliminated following the acquisition	(66)	$(1,038)

Interest expense
Net increase in interest expense based upon a total borrowing of $20,086 to fund the acquisition of Preheat at interest rates ranging from 5% to 12.41%		$1,940

Income taxes
Reduction of income taxes incurred by Preheat which were based upon taxable income which would have been offset by OMNI’s net operating loss carryforward		$(1,019)

The following are footnotes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2004 (in thousands):

TRUSSCO

Depreciation and amortization
Increase in depreciation expense on assets acquired with a fair value of $3,766 with an assumed estimated useful life of five years	$362
Adjustment of amortization expense related to the acquisition between the amount recorded at December 31, 2004 and the actual amount based upon final allocations of acquisition cost	250	$612

Interest expense
Increase in interest expense based upon a total estimated borrowing of approximately $10,339 to fund the purchase of Trussco at OMNI’s average borrowing rage of 6.8%		$350

Other income (expense), net
Decrease in expense for a reduction in stockholder expenses that will be eliminated by new compensation agreements with management/stockholders of Trussco at acquisition		$(32)

PREHEAT

Direct costs
Reduction in direct costs following the acquisition (as follows):
Equipment rental expense—removal of rent related to pressure washers to be purchased in conjunction with the acquisition of Preheat	$(720)
Various minor costs to be eliminated following the acquisition	(29)	$(749)

Depreciation and amortization
Net increase in depreciation expense related to the acquisition of equipment with an estimated fair market value of $15,519 depreciated over various useful lives		$390

General and administrative expense
Reduction in general and administrative expenses following the acquisition (as follows):
Reduction in salaries paid to management and shareholders	$(240)
Reduction in expenses related to aircraft rental	(123)
Various minor costs to be eliminated following the acquisition	(71)	$(434)

Interest expense
Net increase in interest expense based upon a total borrowing of $20,086 to fund the acquisition of Preheat at interest rates ranging from 5% to 12.41%		$1,936

Income taxes
Reduction of income taxes incurred by Preheat which were based upon taxable income which would have been offset OMNI’s net operating loss carryforward		$(400)

3,000,000 shares

OMNI Energy Services Corp.

Common stock

Prospectus

June 19, 2006